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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )

                               PERINI CORPORATION
                               ------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    713839108
                                   ----------
                                 (CUSIP Number)


                              Eric R. Markus, Esq.
                           Wilmer, Cutler & Pickering
                               2445 M Street, N.W.
                             Washington, D.C. 20037
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

             (Date of Event which Requires Filing of this Statement)

                                 March 29, 2000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box G.

Check the following box is a fee is being paid with the statement G. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.     713839108                                        Page 2 of 9 Pages

--------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Ronald N. Tutor      ###-##-####

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [X](1)
                                                                     (b) [  ]
3          SEC USE ONLY


4          SOURCE OF FUNDS (See instructions)

           PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

                             7          SOLE VOTING POWER
               NUMBER OF
                SHARES                  2,704,260
             BENEFICIALLY
              OWNED BY       8          SHARED VOTING POWER
                EACH
             REPORTING                  None
               PERSON
                WITH         9          SOLE DISPOSITIVE POWER

                                        2,704,260

                            10          SHARED DISPOSITIVE POWER

                                        None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,704,260

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.974%

14         TYPE OF REPORTING PERSON (See instructions)

            IN
--------------------------------------------------------------------------------
(1)  See discussion below.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.     713839108                                        Page 3 of 9 Pages

--------------------------------------------------------------------------------


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Tutor-Saliba Corporation  95-3692356

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [X](1)
                                                                     (b) [  ]
3          SEC USE ONLY


4          SOURCE OF FUNDS (See instructions)

           WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           California

                             7          SOLE VOTING POWER
               NUMBER OF
                SHARES                  2,704,260
             BENEFICIALLY
              OWNED BY       8          SHARED VOTING POWER
                EACH
             REPORTING                  None
               PERSON
                WITH         9          SOLE DISPOSITIVE POWER

                                        2,704,260

                            10          SHARED DISPOSITIVE POWER

                                        None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,704,260

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.974%

14         TYPE OF REPORTING PERSON (See instructions)

           CO

--------------------------------------------------------------------------------
See discussion below.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D (cont.)                                          Page 4 of 9 Pages
--------------------------------------------------------------------------------

        This Schedule 13D Amendment No. 5 is filed by and on behalf of Ronald N. Tutor ("RNT") and Tutor-Saliba Corporation ("Tutor-Saliba" and, with RNT, the "Reporting Persons"). RNT is the president and chief executive officer of Tutor-Saliba, and owns or controls 100% of its voting stock. By virtue of his position with and ownership interest in Tutor-Saliba, RNT may be deemed to have shared voting and dispositive power with Tutor-Saliba. As described more fully in Item 4 below, the Reporting Persons are filing this Schedule 13D Amendment No. 5 pursuant to RULE 13D-1 (a) on March 29, 2000 Tutor-Saliba acquired 2,352,942 shares of Common Stock pursuant to the Securities Purchase Agreement executed an agreement on February 5, 2000 (the "Securities Purchase Agreement"), and (b) on March 29, 2000 National Union Fire Insurance Company of Pittsburgh, PA ("National Union") and O&G Industries, Inc. ("O&G") acquired 4,705,882 and 2,352,941 shares of Common Stock of the Issuer, respectively, pursuant to the terms of the Securities Purchase Agreement. In addition, pursuant to the terms of the Exchange Agreement dated as of February 7, 2000 (the "ULLICO Exchange Agreement"), between the Issuer and The Union Labor Life Insurance Company acting on behalf of its Separate Account P ("ULLICO"), the Exchange Agreement dated as of February 14, 2000 (the "PB Capital Exchange Agreement"), between the Issuer and PB Capital Partners, L.P. ("PB Capital"), and the Exchange Agreement dated as of February 14, 2000 (the "The Common Fund Exchange Agreement"), between the Issuer and The Common Fund for Non-Profit Organizations ("The Common Fund") (PB Capital, The Common Fund and ULLICO are sometimes referred to herein collectively as the "Exchanging Holders" and the ULLICO Exchange Agreement, the PB Capital Exchange Agreement and The Common Fund Exchange Agreement are sometimes referred to herein collectively as "Exchange Agreements"), as of March 29,2000, The Common Fund, PB Capital and ULLICO exchanged all of their shares of Series B Preferred Stock for an aggregate of 7,490,417 shares of Common Stock of the Issuer.

                                                              Page 5 of 9 Pages
--------------------------------------------------------------------------------

         In connection with the closing of the Securities Purchase Agreement, as of March 29, 2000 Tutor-Saliba, Tutor, National Union, O&G, the Exchanging Holders, and the Issuer have entered into a shareholders agreement (the "Shareholders' Agreement") and a registration rights agreement (the "Registration Rights Agreement"). The Shareholders' Agreement gives National Union the right, under certain circumstances, to put some or all of the shares it will purchase to Tutor-Saliba and/or RNT for a price specified in the Shareholders' Agreement. Similarly, it gives Tutor-Saliba and RNT the right, under certain circumstances, to call such shares from National Union for a price specified in the Shareholders' Agreement. The Shareholders' Agreement prohibit Tutor-Saliba, National Union, O&G, their transferees, and the Exchanging Holders from transferring any shares for three years following the Closing if such transfer would result in a limitation being placed on the deductibility of the Issuer's net operating loss carryforwards under Section 382 of the Internal Revenue Code; Tutor-Saliba, National Union, O&G and the Exchanging Holders have similarly agreed to vote their shares against any stock issuance or redemption by the Issuer if that issuance or redemption would result in such a limitation and to use reasonable efforts to cause any directors designated by them to oppose any such transaction. The Shareholders' Agreement gives each of Tutor-Saliba and National Union a right of first refusal on dispositions of Issuer stock by each other, and gives Tutor-Saliba, National Union, O&G and the Exchanging Holders rights to sell when any other party sells its Issuer stock. On March 29, 2000 pursuant to the Shareholders' Agreement, the directors of the Issuer elected one designee each of Tutor-Saliba, National Union, O&G and two of the Exchanging Holders to fill vacancies on the Board of Directors of the Issuer. For so long as each of them maintains a certain level of ownership of Common Stock, the Issuer has agreed to nominate such persons as directors as part of management's slate of directors each time the class to which such person has been appointed is submitted to a vote of shareholders of the Issuer. Each of Tutor-Saliba, National Union, O&G and the Exchanging Holders have agreed to vote their shares of Issuer in favor of each others' nominees. Lastly, the
Shareholders' Agreement gives Tutor-Saliba, National Union, O&G and the Exchanging Holders pre-emptive rights with respect to certain issuances of securities by the Issuer. The Shareholders' Agreement will expire on the sixth anniversary at the Closing. The Registration Rights Agreement grants to Tutor-Saliba, National Union, O&G and the Exchanging Holders certain shelf, demand and "piggy-back" registration rights in respect of the shares of Issuer owned by them immediately following consummation of the Securities Purchase Agreement.

                                                             Page 6 of 9 Pages
--------------------------------------------------------------------------------

           Except as outlined in the preceding two paragraphs, there is no formal agreement, written or oral, regarding the acquisition, disposition or voting of the securities of the Issuer between the Reporting Persons and any other person. However, Tutor-Saliba is a limited partner in PB Capital Limited Partnership (the "Partnership"). In addition, the holders of the Series B Preferred Stock have had the right to designate three directors on the Issuer's board of directors and RNT has been one of those designated directors. Following consummation of the exchange of the Series B Preferred Stock for Common Stock on March 29, 2000, the right to designate three directors has terminated (although, as noted above, the Shareholders' Agreement gives certain Exchanging Holders the contractual right to nominate two directors). The Reporting Persons have consulted with the Partnership in the past concerning the Issuer and expects that they will continue to do so from time to time in the future.

           In addition to being a member of the Issuer's board of directors, RNT formerly served as acting chief operating officer of the Issuer pursuant to a management agreement among Tutor, Tutor-Saliba and the Issuer. Presently, he serves as Chairman of the Board of the Issuer.


Item 1.   Security and Issuer.

          This Schedule 13D Amendment relates to shares of Common Stock of the Issuer. The principal executive office and mailing address of the Issuer is 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701.


Item 2.   Identity and Background.

          Same.


Item 3.   Source and Amount of Funds or Other Consideration.

          The source of funds for the investment in the Common Stock of the Issuer was the working capital of Tutor-Saliba.

                                                             Page 7 of 9 Pages
--------------------------------------------------------------------------------

Item 4.   Purpose of Transaction.

          The Common Stock has been acquired by the Reporting  Persons for
investment purposes.   Subject  to  certain  restrictions  set  forth  in  the
Shareholders' Agreement, the Reporting Persons may sell some or all of the Common Stock, either in the open market or in private transactions depending on their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own businesses, general economic conditions and stock market conditions and further developments.

         As described above, pursuant to the Shareholders' Agreement, for so long as it or they maintain certain levels of ownership of Common Stock, the Reporting Persons will have the right to nominate one member of the Company's Board of Directors (RNT, the Reporting Person's designee presently serves on the Issuer's board). In addition, National Union, O&G and two of the Exchanging Holders have designated one person each as a director of the Company, which persons were elected by the Board of Directors of the Company on March 29, 2000 to fill vacancies on the Board of Directors.

         Certain other arrangements with respect to corporate governance are set forth in the Securities Purchase Agreement and the Shareholders' Agreement, which are incorporated herein by reference to Exhibit B and Exhibit C, respectively, to this Schedule 13D Amendment No. 5. Other than as described above or set forth in the Securities Purchase Agreement or the Shareholders' Agreement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of
Schedule 13D under Rule 13d-1(a), except that the Reporting Persons may consider proposing any one or more of the following actions depending on market conditions and their evaluation of such alternatives: (i) the adoption of a new stock option plan (whose beneficiaries would include RNT) to provide incentives to management to continue to grow the Issuer's business and create value for stockholders, (ii) an offer to acquire or to have the Issuer acquire some or all the Issuer's outstanding $21.25 Preferred Stock, (iii) a reduction in the size or reconfiguration of the Board of Directors of the Issuer, and/or (iv) an amendment to the Issuer's Shareholder Rights Plan to lower the threshold at which the poison pill may be triggered.

                                                             Page 8 of 9 Pages
--------------------------------------------------------------------------------
         Other than as set forth in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions which would have such consequences.


Item 5.   Interest in Securities of the Issuer.

          (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 22,584,469 shares of Common Stock issued and outstanding as of March 29, 2000 after giving effect to the consummation of the transactions pursuant to the Securities Purchase Agreement and the Exchange Agreements. Based on such information (and not taking into account RNT's interest in the Partnership, which in turn owns Common Stock), Tutor-Saliba reports direct holdings of 2,704,260 shares of Common Stock, amounting to 11.974% of the outstanding and issued shares of Common Stock.

          (c)      None.

          (d)      Not applicable.

          (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except for the Securities Purchase Agreement and Shareholders' Agreement described above (which is incorporated herein by reference to Exhibit B and Exhibit C, respectively, to this Schedule 13D, Amendment No. 5, the Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to Be Filed as Exhibits

          Exhibit A - Joint Filing Undertaking.

          Exhibit B - Securities Purchase Agreement, dated February 5, 2000, by and among Issuer, the Reporting Persons, National Union Fire Insurance Company of Pittsburgh, PA and O&G Industries, Inc.

          Exhibit C - Shareholders' Agreement dated as of March 29, 2000, by and among the Issuer, the Reporting Persons, National Union Fire Insurance Company of Pittsburgh, PA, O&G Industries, Inc., The Union Labor Life Insurance Company acting on behalf of its Separate Account P, PB Capital Partners, L.P. and The Common Fund for Non-Profit Organizations.

          Exhibit D - Registration Rights Agreement dated as of March 29, 2000.

                                                               Page 9 of 9 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 4, 2000


RONALD TUTOR                               TUTOR-SALIBA CORPORATION



/s/ Ronald Tutor                                By:  /s/ Ronald Tutor
----------------                                --------------------------
                                                Ronald Tutor, its President

                                    Exhibit A

                            Joint Filing Undertaking

     The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:   April 4, 2000



RONALD N. TUTOR                                 TUTOR-SALIBA CORPORATION





/s/ Ronald N. Tutor                             By:  /s/ Ronald N. Tutor
-------------------                             ------------------------------
                                                Ronald N. Tutor, its President

                                   Exhibit B


                          SECURITIES PURCHASE AGREEMENT


                          DATED AS OF FEBRUARY 5, 2000


                                      AMONG


                               PERINI CORPORATION,

                                       AND

                            TUTOR-SALIBA CORPORATION

                                       AND

                              O&G INDUSTRIES, INC.

                                       AND

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.


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

                                Table of Contents
                                                                           Page


ARTICLE I Definitions..........................................................1

ARTICLE II Purchase and Sale of Shares.........................................6
              SECTION 2.01      Purchase and Sale of Shares....................6
              SECTION 2.02      Time and Place of the Closing..................7
              SECTION 2.03      Transactions at the Closing....................7

ARTICLE III Representations and Warranties.....................................7
              SECTION 3.01      Representations and Warranties of the Company..7
              SECTION 3.02      Representations and Warranties of TSC.........21
              SECTION 3.03      Representations and Warranties of National
                                Union.........................................23
              SECTION 3.04      Representations and Warranties of O&G.........25

ARTICLE IV [Intentionally Omitted]............................................26

ARTICLE V Covenants and Additional Agreements.................................26
              SECTION 5.01      Pre-Closing Activities........................26
              SECTION 5.02      Covenants of the Company......................27
              SECTION 5.03      HSR...........................................28
              SECTION 5.04      [Intentionally Omitted].......................28
              SECTION 5.05      Stockholder Approvals; Proxy Statement........28
              SECTION 5.06      Stock Exchange Listing........................29
              SECTION 5.07      Transaction Proposals.........................30
              SECTION 5.08      Access and Information........................30
              SECTION 5.09      Confidentiality and Publicity.................32
              SECTION 5.10      Restrictions..................................33
              SECTION 5.11      Further Assurances............................34
              SECTION 5.12      Directors'and Officers'Indemnification and
                                Insurance.....................................34
              SECTION 5.13      Shareholders Agreement........................34

ARTICLE VI Conditions Precedent...............................................35
              SECTION 6.01      Conditions to Each Party's Obligations........35
              SECTION 6.02      Conditions to the Obligations of the Company..35
              SECTION 6.03      Conditions to the Obligations of Purchasers...37

ARTICLE VII Termination.......................................................41
              SECTION 7.01      Termination...................................42
              SECTION 7.02      Effect of Termination.........................44
              SECTION 7.03      Termination by One Purchaser..................44

ARTICLE VIII Indemnification..................................................44
              SECTION 8.01      Indemnification of Purchasers.................44
              SECTION 8.02      Indemnification Procedures....................45
              SECTION 8.03      Survival of Representations, Warranties
                                and Covenants.................................45

ARTICLE IX Miscellaneous......................................................46
              SECTION 9.01      Severability..................................46
              SECTION 9.02      Specific Enforcement..........................46
              SECTION 9.03      Entire Agreement..............................46
              SECTION 9.04      Counterparts..................................46
              SECTION 9.05      Notices.......................................46
              SECTION 9.06      Amendments....................................48
              SECTION 9.07      Successors and Assigns........................48
              SECTION 9.08      Expenses and Remedies.........................49
              SECTION 9.09      Transfer of Shares............................50
              SECTION 9.10      Governing Law; Consent to Jurisdiction........50
              SECTION 9.11      Third Party Beneficiaries.....................50
              SECTION 9.12      Mutual Drafting...............................51
              SECTION 9.13      Further Representations.......................51

                  THIS SECURITIES PURCHASE AGREEMENT (this "Agreement"), dated as of February 5, 2000, is entered into between Tutor-Saliba Corporation, a California corporation ("TSC"), O&G Industries, Inc., a Connecticut corporation ("O&G"), and the National Union Fire Insurance Company of Pittsburgh, PA, a Pennsylvania corporation ("National Union") and, collectively with TSC and O&G, the "Purchasers"), and Perini Corporation, a Massachusetts corporation (the "Company").


                                 R E C I T A L S

                  WHEREAS, the Company is engaged primarily in the construction business; and

                  WHEREAS, Purchasers propose to invest $40 million in the Company in order to mitigate the continuing effects of the Company's negative net worth on its business and financial condition; and

                  WHEREAS, the Company wishes to sell, and Purchasers wish to purchase (severally but not jointly), an aggregate of 9,411,765 newly issued shares of common stock, par value $1.00, of the Company (the "Common Stock"), each for the consideration and upon the terms and subject to the conditions set forth in this Agreement.

                  NOW, THEREFORE, in consideration of the premises and the mutual covenants herein set forth, the parties agree as follows:


                                   ARTICLE I

                                   Definitions

                  The terms defined in this Article I, whenever used in this Agreement, shall have the following meanings for all purposes of this Agreement:

               1.01 "Affiliate" has the meaning set forth in Rule 12b-2 under the Exchange Act.

               1.02 "Articles of Organization" means the Articles of Organization of the Company as filed with the Office of the Secretary of State for the Commonwealth of Massachusetts, as amended, restated or supplemented from time to time.

               1.03 "Balance Sheet" is defined in Section 3.01(g).

               1.04 "Benefit Arrangement" means any benefit arrangement, obligation, or practice, whether or not legally enforceable, to provide benefits (other than merely as salary or under a Benefit
          Plan), as compensation for services rendered, to present or former directors, employees, agents, or independent contractors, including, but not limited to, employment or consulting agreements, severance agreements or pay policies, executive or incentive compensation programs or arrangements, sick leave, vacation pay, plant closing benefits, salary continuation for disability, workers' compensation, retirement, deferred compensation, bonus, stock option or purchase, tuition reimbursement or scholarship programs, employee discount programs, any plans subject to Section 125 of the Code, and any plans providing benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof, in each case with respect to any present or former employees, directors, or agents.

               1.05 "Benefit Plan" means an employee  benefit plan as defined in
          Section 3(3) of ERISA, together with plans or arrangements that would be so defined if they were not (i) otherwise exempt from ERISA by that or another section, (ii) maintained outside the United States, or
          (iii) individually negotiated or applicable to only one person.

               1.06 "Board" means the Board of Directors of the Company.

               1.07 "Business Day" has the meaning specified in Rule 14d-1(e)(6) of the Exchange Act.

               1.08 "By-Laws" is defined in Section 3.01(a).

               1.09 "By-Law Amendment" is defined in Section 6.03(d).

               1.10 "Closing" is defined in Section 2.02.

               1.11 "Closing Date" is defined in Section 2.02.

               1.12 "Common Stock" is defined in the third recital.

               1.13 "Company" is defined in the first paragraph of this Agreement.

               1.14 "Company Benefit Arrangement" means any Benefit Arrangement any Related Employer sponsors or maintains or with respect to which any Related Employer has or may have any current or future liability (whether actual, contingent, with respect to any of its assets or otherwise) , in each case with respect to any present or former service providers to any Related Employer.

               1.15 "Company Plan" means any Benefit Plan that any Related Employer maintains or has maintained or to which any Related Employer is obligated to make payments or has or may have any liability, in each case with respect to any present or former employees of any Related Employer.

               1.16  "Company  Intellectual  Property"  is  defined  in  Section
          3.01(s).

               1.17 "Credit Facility" is defined in Section 6.03(g).

               1.18 "Disclosure Schedule" means the Disclosure Schedule attached hereto, which is divided by Section numbers corresponding with specificity to the Sections hereof and discloses all matters which are inconsistent with the representations set forth in Section 3.01.

               1.19 "Disinterested Majority" means the affirmative vote of a majority of the outstanding voting power of the Company's Common Stock, voting as a single class, excluding any stockholder that is or is an Affiliate of either (i) a Purchaser or (ii) a holder of Series B Preferred Stock that is exchanging its shares of such stock for Common Stock as contemplated by Section 6.03(c).

               1.20 "Environmental Laws" means the laws of all Governmental Entities relating to health or pollution or protection of the environment or contained in any binding and enforceable regulation, code, plan, order, decree or judgment issued, entered, promulgated or approved thereunder.

               1.21  "Environmental   Subsidiary"  means  Perini   Environmental
          Services, Inc.

               1.22 "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and all regulations and rules issued thereunder, or any successor law.

               1.23 "ERISA Affiliate" means any person or entity that, together with the entity referenced and at the relevant time, would be treated as a single employer under Code Section 414 or ERISA Section 4001 (including any entities excluded from the definition because they are not subject to U.S. jurisdiction) and any general partnership of which such entity is or has been a general partner.

               1.24 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

               1.25 "Filed Company SEC Documents" is defined in Section 3.01(f).

               1.26 "GAAP" means United States generally accepted accounting principles in effect from time to time.

               1.27 "Government Entity" means any foreign, federal, state, or local court or tribunal or administrative, governmental or regulatory body, agency, commission, division, department, public body or other authority.

               1.28 "Hazardous Material" means any substance that has been designated by any Governmental Entity or by applicable federal, state, local or other applicable law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies properly and safely maintained.

               1.29 "HSR Act" is defined in Section 3.01(c).

               1.30 "Indemnifiable  Losses" means any and all direct or indirect demands, claims, payments, obligations, actions or causes of action, assessments, losses, liabilities, fines, damages, costs or expenses paid or incurred, of any kind or character (whether or not known or asserted before the date of this Agreement, fixed or unfixed, conditional or unconditional, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent, or otherwise). Indemnifiable Losses shall include penalties, interest, or any amount payable to a third party as a result of such Indemnifiable Losses. Indemnifiable Losses shall include legal, accounting, expert and other expenses reasonably incurred in connection with investigating or defending any of the foregoing, whether or not resulting in any liability, and all amounts paid in settlement of claims or actions in accordance with Article VIII.

               1.31 "Indemnification Agreements" is defined in Section 5.12(b).

               1.32 "Intellectual Property" means trademarks, trade names, trade dress, service marks, copyrights, domain names, and similar rights (including registrations and applications to register or renew the registration of any of the foregoing), patents and patent applications, trade secrets, ideas, inventions, improvements, practices, processes, formulas, designs, know-how, confidential business or technical information, computer software, firmware, data and documentation, licenses of or agreements relating to any of the foregoing, rights of privacy and publicity, moral rights, and any other similar intellectual property rights and tangible embodiments of any of the foregoing (in any medium including electronic media).

               1.33 "Issuance" is defined in Section 5.05.

               1.34 "Knowledge of the Company" means to the actual  knowledge of
          (i) any executive officer or director of the Company or any Subsidiary of the Company or (ii) Robert Band, Ronald N. Tutor, Dennis M. Ryan, Zohrab B. Marashlian, Craig W. Shaw, Michael E. Ciskey or Susan C. Mellace.

               1.35 "Lien" is defined in Section 3.01(c).

               1.36 "Management Agreement Amendment" is defined in Section 6.01(d).

               1.37 "Material Adverse Effect" on or with respect to a Person (or group of entities taken as a whole) means any state of facts, event or effect that individually (or in aggregate with all other states of facts, events and effects) has had, or would reasonably be expected to have, a material adverse change in the business, properties, prospects, results of operations or financial condition of such Person (or, if applicable, of such group of Persons taken as a whole), or on the ability of such entity (or group of Persons) to consummate the transactions contemplated hereby or to perform its obligations under the Transaction Documents to which it is or will be a party or by which it or its properties or assets is or will be bound.

               1.38  "Multiemployer  Plan"  means  any plan  described  in ERISA
          Section 3(37).

               1.39 "Outside Date" is defined in Section 7.01(b)(i).

               1.40 "Owned Intellectual Property" is defined in Section 3.01(s).

               1.41 "Pension Plan" means any plan subject to Code Section 412 or ERISA Section 302 or Title IV (excluding any Multiemployer Plan) or any comparable benefit plan not covered by ERISA.

               1.42 "Permit" is defined in Section 3.01(c)(i).

               1.43 "Permitted Liens" means those Liens (i) securing debt (including, without limitation, the Credit Facility) that is reflected on the Balance Sheet or the notes thereto, (ii) referred to in Section 3.01(g) of the Disclosure Statement, (iii) for Taxes not yet due or payable or being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (iv) that constitute mechanics', carriers', workmens' or like liens, liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course, or (v) Liens incurred or deposits made in the ordinary course of business consistent with past practice in connection with workers' compensation, unemployment insurance and social security, retirement and other legislation and in the case of Liens described in clauses
          (ii), (iii), (iv) or (v) that would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

               1.44 "Person" means and includes an individual, a partnership, a joint venture, a corporation, a trust, limited liability company, an unincorporated organization, a Government Entity or any other organization or entity.

               1.45 "Proxy Statement" is defined in Section 5.05.

               1.46 "Purchase Price" is defined in Section 2.01.

               1.47 "Purchasers" is defined in the first paragraph of this Agreement.

               1.48 "Qualified Plan" means any Company Plan intended to meet the requirements of Section 401(a) of the Code, including any previously terminated plan.

               1.49 "Registration Rights Agreement" is defined in Section 6.02(c)(i).

               1.50 "Related Employer" means the Company and every ERISA Affiliate.

               1.51 "Rights Agreement" means that certain Shareholder Rights Agreement by and between the Company and State Street Bank and Trust Company, dated as of September 23, 1988, as amended, restated and supplemented from time to time.

               1.52 "SEC" means the Securities and Exchange Commission.

               1.53 "Securities Act" means the Securities Act of 1933, as amended.

               1.54 "Shareholders Agreement" is defined in Section 6.02(c)(ii).

               1.55 "Shares" means the shares of Common Stock purchased pursuant to this Agreement.

               1.56 "Stockholder Approvals" is defined in Section 5.05.

               1.57 "Stockholder Meeting" is defined in Section 5.05.

               1.58 "Stockholder Meeting Proposals" is defined in Section 5.05.

               1.59 "Stock Purchase Warrants" is defined in Section 3.01(d).

               1.60 "Subsidiary" means, with respect to the Company, any corporation, limited or general partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization, or other entity analogous to any of the foregoing of which a majority of the equity ownership (whether voting stock or comparable interest) is, at the time, owned directly or indirectly by the Company. Subsidiary also means, with respect to the Company, any such entity of which a minority of the equity ownership is, at the time, owned directly or indirectly by the Company; provided, however, that, in the case of such minority-owned entities, any representation or warranty that is not already qualified to the Company's Knowledge shall be deemed to be so qualified.

               1.61  "Superior  Transaction  Proposal"  is  defined  in  Section
          7.01(d).

               1.62   "Transaction   Documents"   means  this   Agreement,   the
          Shareholders Agreement, the Registration Rights Agreement, the By-Law Amendment, and the amendment to the Rights Agreement.

               1.63 "Voting Security" means at any time shares of any class of capital stock of the Company which are then entitled to vote generally in the election of directors.

               1.64 "Year 2000 Compatible" (and variations thereof) means, with respect to any computer system, that such Computer System (a) records, stores, processes and provides true and accurate dates and calculations for dates and spans of dates, (b) is and will be able to operate on a basis comparable to its current operation during and after calendar year 2000, including, but not limited to, leap years, and (c) shall not end abnormally or provide invalid or incorrect results as a result of date data which represents or references (or fails to represent or reference) different centuries or more than one century.

                                   ARTICLE II

                           Purchase and Sale of Shares

               SECTION 2.01 Purchase and Sale of Shares. Upon the terms and subject to the conditions set forth herein, the Company agrees to sell to Purchasers and Purchasers agree (severally and not jointly) to purchase from the Company 9,411,765 shares of Common Stock for an aggregate purchase price of $40 million (the "Purchase Price"). Each Purchaser shall purchase such number of Shares as is set forth adjacent to its name on Exhibit 2.01 hereto; provided, however, that Purchasers shall be entitled to amend Exhibit 2.01 (i) to change the number of shares each of them is purchasing in their sole, joint discretion, so long as the number of Shares to be purchased equals 9,411,765 and (ii) to reflect any assignment permitted under Section 9.07.

               SECTION 2.02 Time and Place of the Closing. The closing (the "Closing") shall take place at the offices of Goodwin, Procter & Hoar, Exchange Place, Boston, Massachusetts 02109, at 10:00 a.m. Boston time, on the third Business Day following the first date on which the conditions to Closing (other than the conditions which may only be satisfied at Closing) set forth in Article VI have first been satisfied or waived, or at such other place, time and date as the parties may agree. The "Closing Date" shall be the date the Closing occurs, and shall be effective as of 12:01 a.m. on the Closing Date, unless another date is agreed to in writing by the Company and Purchasers.

               SECTION 2.03 Transactions at the Closing. At the Closing, subject to the terms and conditions of this Agreement, (a) the Company shall issue and sell to Purchasers and Purchasers shall purchase the Shares;
          (b) the Company and the Purchasers shall enter into the Shareholders Agreement; and (c) the Company and Purchasers shall enter into the Registration Rights Agreement.

                                  ARTICLE III

                         Representations and Warranties

               SECTION 3.01 Representations and Warranties of the Company. The Company hereby represents and warrants to Purchasers, except as set forth on the Disclosure Schedule or as disclosed in the Filed Company SEC documents, as follows:

                    (a) Corporate Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts. The Company is duly qualified or licensed and, if applicable, is in good standing as a foreign corporation, in each jurisdiction in which the properties owned, leased or operated, or the business conducted, by it require such qualification or licensing, except for any such failure so to qualify or be in good standing which would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. The Company has the requisite power and authority to carry on its business as it is now being or is currently proposed to be conducted. The Company has heretofore made available to Purchasers complete and correct copies of the Articles of Organization and the Amended and Restated By-laws of the Company, dated as of January 17, 1997 (the "By-Laws"), in each case as amended, restated and supplemented.

                    (b) Corporate Authority. Subject to obtaining the Stockholders Approvals, each of the Company and its Subsidiaries has (or will have at the time of such act) the requisite corporate or other power and authority to execute, deliver and perform each Transaction Document to which it is or will be a party and to consummate the transactions contemplated thereby. The execution, delivery and performance of each Transaction Document by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized (or will have been duly authorized at the time of such act) by the Board, and no other corporate proceedings on the part of the Company are necessary to authorize any Transaction Document or for the Company to consummate the transactions so contemplated (other than as expressly provided in the terms of this Agreement and, with respect to the Issuance, the Stockholder Approvals). Each Transaction Document to which the Company is or will be a party is, or when executed and delivered will be, a valid and binding agreement of such party, enforceable against the Company in accordance with the terms thereof, assuming that each Transaction Document to which the Company is a party is a valid and binding agreement of the Purchasers (as applicable).

                    (c) No Violations; Consents and Approvals.

                         (i)  Assuming  that  the   Stockholder   Approvals  are
                    obtained and that the Credit Facility is amended as contemplated in Section 6.03(g), the execution, delivery or performance by the Company or any of its Subsidiaries of each Transaction Document to which any of them is or will be a party or the consummation by the Company or any of its Subsidiaries of the transactions contemplated thereby (A) will not result in a violation or breach of the Articles of Organization or the - By-laws, the articles or certificate of incorporation or by-laws (or other organizational documents) of any of the Subsidiaries and (B) subject to the governmental filings and other - matters referred to in clause (ii) below, will not result in a violation or breach of (or give rise to any right of termination, revocation, cancellation or acceleration under or increased payments under), or constitute a default (with or without due notice or lapse of time or both) under, or result in the creation of any mortgage, lien, charge, security interest or encumbrance of any kind (a "Lien"), other than a Permitted Lien, upon any of the properties or assets of the Company and its Subsidiaries under (1) any of the terms, conditions or provisions - of any note, bond, mortgage, indenture, contract, agreement, lease, license, obligation, instrument, offer, commitment, understanding or other arrangement (each a "Contract") or of any license, waiver, exemption, order, franchise, permit or concession (each a "Permit") to which the Company or any Subsidiary is a party or by which any of their properties or assets may be bound, or (2) any judgment, order, decree, statute, law, regulation or rule applicable to the - Company or any Subsidiary.

                         (ii) Except for consents, approvals, orders, authorizations, registrations, declarations or filings as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and filings under state securities or "blue sky" laws, and as required by the American Stock Exchange, no consent, approval, order or authorization of, or registration, declaration or filing with, any government or any court, administrative agency or commission or other governmental authority or agency, federal, state or local or foreign (a "Governmental Entity"), is required with respect to the Company or any of its Subsidiaries in connection with the execution, delivery or performance by the Company and any Subsidiary of each Transaction Document to which it is or will be a party or the consummation by the Company and its Subsidiaries of the transactions contemplated hereby and thereby (except where the failure to obtain such consents, approvals, orders or authorizations, or to make such registrations, declarations, filings or agreements would not have a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole).

               (d) Capital Stock. The authorized capital stock of the Company consists of (i) 15,000,000 shares of Common Stock, par value $1.00 per share, of which an aggregate of 5,682,287 shares of Common Stock were issued and outstanding as of the close of business on January 14, 2000 and of which 4,135,094 shares of Common Stock were reserved for issuance upon the conversion of the Series B Preferred Stock as of the close of business on January 14, 2000, and (ii) 1,000,000 shares of preferred stock, $1.00 par value per share, of which (1) 100,000 shares of $21.25 Convertible Exchangeable Preferred Stock (the "$21.25 Preferred Stock") have been designated and 99,990 shares of which are issued and outstanding as of the close of business on January 14, 2000; (2) 200,000 shares of Series A Junior Participating Preferred Stock have been designated and none of which are issued or outstanding, as of the close of business on January 14, 2000; and (3) 500,000 shares of Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") have been designated and 200,184 of which are issued and outstanding, as of the close of business on January 14, 2000. As of the close of business on January 14, 2000, there were outstanding under the Company's 1982 Stock Option Plan and certain other Options granted on January 17, 1997, January 19, 1998, December 10, 1998 and January 4, 1999 (collectively, the "Company Stock Plans") options to acquire an aggregate of 696,500 shares of Common Stock (subject to adjustment on the terms set forth therein). As of the close of business on January 14, 2000, the Company had no shares of Common Stock reserved for issuance, other than 916,610 shares of Common Stock reserved for issuance upon exercise of outstanding stock options issued pursuant to the Company Stock Plans, 662,186 shares reserved for issuance upon the conversion of the $21.25 Preferred Stock, 4,135,094 shares reserved for issuance upon the conversion of the Series B Preferred Stock, and 420,000 shares reserved for issuance upon exercise of stock purchase warrants (the "Stock Purchase Warrants"). As of the close of business on January 14, 2000, there were outstanding under the Company Stock Plans no shares of restricted stock and no shares of Common Stock reserved for issuance of restricted stock. All of the outstanding shares of Common Stock, $21.25 Preferred Stock and Series B Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. There are no preemptive or similar rights on the part of any holders of any class of securities of the Company or of any of its Subsidiaries. Except for the Common Stock, the $21.25 Preferred Stock, the Series B Preferred Stock and the Stock Purchase Warrants, as set forth above, the Company has outstanding no bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth above and in the Rights Agreement, there are no securities convertible into or exchangeable for, or options, warrants, calls, subscriptions, rights, contracts, commitments, arrangements or understandings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries contingently or otherwise to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any of its Subsidiaries. Except for the Rights Agreement, there are no outstanding Contracts of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or of any of its Subsidiaries. Except for shares of Series B Preferred Stock and shares to be issued in connection with this Agreement, all securities of the Company have been registered under the Securities Act and applicable state securities and blue sky law, or have been issued in reliance on an exemption therefrom. Since January 14, 2000, the Company has not redeemed or otherwise acquired any shares of its capital stock or issued any capital stock (except upon exercise of options issued or agreed to be issued prior to the date hereof under a Company Stock Plan and for payment of dividends to the holders of Series B Preferred Stock) or any option, warrant or right relating thereto.

               (e) Subsidiaries. Exhibit 21 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 as filed with the SEC (the "Annual Report") is a true, accurate and correct statement of all of the information required to be set forth in Exhibit 21 by the regulations of the SEC as of the date of such report and as of the date of this Agreement. Each Subsidiary has been duly incorporated or organized and is validly existing as a corporation or other legal entity in good standing under the laws of the jurisdiction of its incorporation or formation, has the corporate or other power and authority to own, lease and operate its assets and properties and to conduct its business as described in the Filed Company SEC Documents and as currently owned or leased and conducted and is duly qualified to transact business as a foreign corporation or other legal entity and is in good standing (if applicable) in each jurisdiction in which the conduct of its business or its ownership, leasing or operation of assets or property requires such qualification, other than any failure to be so qualified or in good standing as would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. All of the outstanding capital stock of each Subsidiary has been duly authorized and validly issued, is fully paid and nonassessable and all capital stock of Subsidiaries owned by the Company, directly or through Subsidiaries (other than directors' qualifying shares), are free and clear of any Lien or restriction upon voting or transfer of any kind (other than the pledge of all of the capital stock of the Subsidiaries pursuant to the Credit Facility and such transfer restrictions as may exist under federal and state securities laws), and there are no rights granted to or in favor of any third party (whether acting in an individual, fiduciary or other capacity) other than the Company to acquire any such capital stock, any additional capital stock or any other securities of any Subsidiary.

               (f) SEC Filings. The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under the Securities Act and the Exchange Act since January 1, 1993 and up to the date hereof and it will file all such documents required to be filed before the Closing (the "Filed Company SEC Documents"). As of its filing date, each Filed Company SEC Document filed, as amended or supplemented, if applicable, (i) complied in all respects with the applicable requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations thereunder and (ii) did not, at the time it was filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

               (g) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Filed Company SEC Documents (i) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of its operations, stockholders' equity and cash flows, in each case for the respective periods indicated, consistent with the books and records of the Company and its Subsidiaries, except that the unaudited interim financial statements are subject to normal year-end adjustments which are not expected to be material in amount. The unaudited balance sheet of the Company as of September 30, 1999 is referred to herein as the "Balance Sheet."

               (h) Undisclosed Liabilities. Except (i) as disclosed in the Filed Company SEC Documents or in any Section of the Disclosure Schedule, and, in either case, reserved for in the Balance Sheet, and (ii)
          normal and recurring liabilities incurred since the date of the Balance Sheet in the ordinary course of business consistent with prior practices and not prohibited by the Transaction Documents, the Company and its Subsidiaries do not have any liabilities or obligations or any nature, whether known or unknown, whether absolute, accrued, contingent or otherwise, and whether due or to become due, which would reasonably be expected to have a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole.

               (i) Absence of Certain Events and Changes. Except as otherwise contemplated by the Transaction Documents, since January 1, 1999, the Company and its Subsidiaries have conducted their business in the ordinary course, consistent with past practices, and there has not been any event, change or development which would reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

               (j) Compliance with Applicable Laws. Each of the Company and its Subsidiaries is in compliance with all statutes, laws, regulations, rules, judgments, orders and decrees of all Governmental Entities applicable to it, and neither the Company nor any of the Subsidiaries has received any notice alleging noncompliance except, with reference to all the foregoing, where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. Each of the Company and its Subsidiaries has all Permits that are required in order to permit it to carry on its business as it is presently conducted, except where the failure to have such Permits would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. All such Permits are in full force and effect and the Company and its Subsidiaries are in compliance with the terms of such Permits, except where the failure to be in full force and effect or in compliance would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. This Section 3.01(j) does not relate to employee benefits matters (for which Section 3.01(o) is applicable), environmental matters (for which Section 3.01(p) is applicable) or tax matters (for which Section 3.01(n) is applicable).

               (k) Title to Assets. The Company and the Subsidiaries have title to all material properties (real and personal) owned by the Company and the Subsidiaries which are necessary for the conduct of the business of the Company and the Subsidiaries as described in the Filed Company SEC Documents and as currently conducted, free and clear of any Lien that would reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. To the Company's Knowledge, all material properties held under lease by the Company or the Subsidiaries are held under valid, subsisting and enforceable leases. This Section 3.01(k) does not relate to Intellectual Property (for which Section 3.01(s) is applicable).

               (l) Litigation. There are no civil, criminal or administrative actions, suits or proceedings pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries that, if adversely determined, would reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. There are no outstanding judgments, orders, decrees, or injunctions of any Governmental Entity against the Company or any of its Subsidiaries that, would be reasonably expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

               (m) Contracts. All of the Company's Contracts that are required to be described in the Filed Company SEC Documents or to be filed as exhibits thereto are described in the Filed Company SEC Documents or filed as exhibits thereto and are legal, valid, binding and in full force and effect except to the extent that any failure to be enforceable would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. There does not exist under any Contract any violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder, on the part of the Company or any of the Subsidiaries or, to the Knowledge of the Company, any other Person, other than such violations, breaches or events of default as would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. The enforceability of all Contracts will not be affected in any manner by the execution, delivery or performance of any of the Transaction Documents or the consummation of the transactions contemplated thereby, and no Contract contains any change in control or other terms or conditions that will become applicable or inapplicable as a result of the consummation of the transactions contemplated hereby or thereby except for such effects as would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

               (n) Taxes.

                    (i) (A) All Tax Returns required to be filed by or on behalf of each of the  Company and the  Subsidiaries  - have been filed;
               (B) all such Tax Returns filed are complete and accurate in all material - respects, and all Taxes (whether or not shown to be due on such Tax Returns) have been paid; (C) neither the Company nor any of the Subsidiaries is currently the beneficiary of any extension of time within which to file any such Tax Return; (D) no written claim (other than a - claim that has been finally settled) has been made by a taxing authority that the Company or any of the Subsidiaries is subject to an obligation to file Tax Returns or to pay or collect Taxes imposed by any jurisdiction in which such entity does not file Tax Returns or pay or collect Taxes; and (E) all material assessments for Taxes due with respect to completed and - settled examinations or concluded litigation have been paid. As used in this Agreement, "Taxes" shall include all federal, state, local and foreign income, franchise, property, sales, excise and other taxes, tariffs or governmental charges of any nature whatsoever, including interest and penalties, and additions thereto; and "Tax Returns" shall mean all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes.

                    (ii) The Company and each of the  Subsidiaries  has duly and timely withheld all Taxes required to be withheld in connection with its business and assets, and such withheld Taxes have been either duly and timely paid to the proper governmental authorities or properly set aside in accounts for such purpose.

                    (iii)(A) Neither the Company nor any of the Subsidiaries is a party to or bound by or has any obligation under any Tax allocation, sharing, indemnification or similar agreement or arrangement; and (B) neither the Company nor any of the Subsidiaries is or has been at any time a member of any group of companies filing a consolidated, combined or unitary income tax return.

                    (iv) (A) All taxable  periods of the Company and each of the
               Subsidiaries ending on or before December 31, 1996 are closed or no longer subject to audit; (B) neither the Company nor any the Subsidiaries is currently under audit by any taxing authority;
               (C) no waiver of the statute of limitations is in effect with respect to any taxable year of the Company or any of the Subsidiaries; and (D) correct and complete copies of all income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company or any Subsidiary since January 1, 1993 have been made available to the Purchasers for their review.

               (o) Employee Benefit Plans and Related Matters; ERISA.

                    (i) Schedule  3.01(o)  contains a complete and accurate list of all Company Plans and Company Benefit Arrangements. Schedule 3.01(o) specifically identifies all Company Plans (if any) that are Qualified Plans.

                    (ii) With  respect,  as  applicable,  to  Benefit  Plans and
               Benefit Arrangements:

                         (A) the Company has made available true,  correct,  and
                    complete copies of the following documents with respect to all Company Plans and Company Benefit Arrangements to the
                    Purchasers: (1) all - current plan or arrangement documents, including but not limited to trust agreements, insurance policies, service agreements and formal and informal amendments to each; (2) the most recent - Forms 5500 or 5500C/R and any attached financial statements and related actuarial reports, and those for the prior three years; (3) the last Internal Revenue Service ("IRS") determination - letter, the last IRS determination letter that covered the qualification of the entire plan (if different), and the materials submitted to obtain those letters; (4) summary plan descriptions - and summaries of material modifications, and any prospectuses that describe the Company Benefit Arrangements or Company Plans; (5) written descriptions of all non-written agreements relating - to any such plan or arrangement; (6) all reports submitted within the three years preceding the - date of this Agreement by third-party administrators, actuaries, investment managers, consultants, or other independent contractors (other than participant statements); (7) all - notices that the IRS, Department of Labor or any other governmental agency or entity issued to the Seller within the four years preceding the date of this Agreement; (8) employee manuals or - handbooks containing personnel or employee relations policies; (9) the most recent quarterly - listing of workers' compensation claims and a schedule of workers' compensation claims of the Seller for the last three fiscal years; and (10) any other documents Purchasers has requested; --

                         (B) the Qualified Plans qualify under Section 401(a) of
                    the Code, and nothing has occurred with respect to the operation of any Qualified Plan that could cause the imposition of any liability, lien, penalty, or tax under ERISA or the Code; each Company Plan and each Company Benefit Arrangement has been maintained in accordance with its constituent documents and with all applicable provisions of domestic and foreign laws, including federal and state securities laws and any reporting and disclosure requirements; with respect to each Company Plan, no transactions prohibited by Code Section 4975 or ERISA
                    Section 406 and no breaches of fiduciary duty described in ERISA Section 404 have occurred, except to the extent that such transaction or breach would not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole; and, to the Company's Knowledge, no such transaction or breach has occurred; and no Company Plan, other than the Company's employee stock ownership plan, contains any security issued by any Related Employer;

                         (C) with respect to each Pension  Plan,  (1) no Related
                    Employer has terminated or withdrawn (partially or - fully) or sought a funding waiver, and no facts exist that could reasonably be expected to cause such actions; (2) no accumulated funding deficiency (under Code Section 412) exists or - has existed; (3) no reportable event (as defined in ERISA Section 4043) has occurred; (4) all - - costs have been provided for on the basis of consistent methods in accordance with sound actuarial assumptions and practices;
                    (5) the assets, as of its last valuation date, exceeded - its "Benefit Liabilities" (as defined in ERISA Section 4001(a)(16)); (6) since the last - valuation date, there have been no amendments or changes to increase the amounts of benefits and, to the Knowledge of the Company, nothing has occurred that would reduce the excess of assets over benefit liabilities in such plans; and (7) no Related Employer has incurred - liability (other than for routine contributions not yet due) with respect to any Multiemployer Plan nor terminated or withdrawn (partially or fully) from any such Plan, and no facts exist that could reasonably be expected to cause such result or actions;

                         (D) there are no pending  claims  (other  than  routine
                    benefit claims) or lawsuits that have been asserted or instituted by, against, or relating to, any Company Plans or Company Benefit Arrangements, nor is there any basis for any such claim or lawsuit. No Company Plans or Company Benefit Arrangements are or have been under audit or examination (nor has notice been received of a potential audit or examination) by any domestic or foreign governmental agency or entity, and no matters are pending with respect to any Company Plan under the IRS's Employee Plans Compliance Resolutions System or any successor or predecessor program;

                         (E) no  Company  Plan or  Company  Benefit  Arrangement
                    contains any provision or is subject to any law that would accelerate or vest any benefit or require severance, termination or other payments or trigger any liabilities as a result of the transactions this Agreement contemplates; no Related Employer has declared or paid any bonus or incentive compensation related to the transactions this Agreement contemplates; and no payments under any Company Plan or Company Benefit Arrangement would, individually or collectively, be nondeductible under Code Section 280G;

                         (F) all reporting,  disclosure, and notice requirements
                    of ERISA and the Code have been satisfied in all material respects with respect to each Company Plan and each Company Benefit Arrangement;

                         (G) each  Related  Employer  has paid all amounts it is
                    required to pay as contributions to the Company Plans as of the date of the Balance Sheet; all benefits accrued under any unfunded Company Plan or Company Benefit Arrangement will have been paid, accrued, or otherwise adequately reserved in accordance with GAAP as of the date of the Balance Sheet; and all monies withheld from employee paychecks with respect to Company Plans have been transferred to the appropriate plan within 30 days of such withholding;

                         (H) to the  Knowledge  of the  Company,  no  statement,
                    either written or oral, has been made by the Related Employers to any person with regard to any Company Plan or Company Benefit Arrangement that was not in accordance with the Company Plan or Company Benefit Arrangement and that would involve a material increase in expense or liability under such plan or arrangement;

                         (I) the Related Employers have no liability with respect to any Benefit Plan that should have been sponsored or maintained by any ERISA Affiliate;

                         (J) all group  health  plans of the  Related  Employers
                    materially comply with the requirements of Part 6 of Title I of ERISA ("COBRA"), Code Section 5000, and the Health Insurance Portability and Accountability Act; the Related Employers have no liability under or with respect to COBRA for their own actions or omissions or those of any predecessor; the Related Employers' voluntary employee beneficiary association, if any, is exempt from tax and complies with all requirements applicable to it; no employee or former employee (or beneficiary of either) of a Related Employer is entitled to receive any benefits, including, without limitation, death or medical benefits (whether or not insured) beyond retirement or other termination of employment , other than as applicable law requires, and Seller has provided its method and supporting documentation for any accounting charge it or the Related Employers have calculated for such benefits;

                    (iii)Schedule 3.01(o) hereto contains the most recent quarterly listing of workers' compensation claims and a schedule of workers' compensation claims of the Company for the last three
               (3) fiscal years.

               (p) Environmental Matters.

                    (i) Hazardous Material.  To the Knowledge of the Company, no
               Hazardous Material has been released in, on or under any property (including the land and the improvements, ground water and surface water thereof) that the Company has at any time owned, operated or leased. Schedule 3.01(p) identifies all known underground and aboveground storage tanks, and the capacity, age, and contents of such tanks, located on real property owned or leased by the Company. Except as listed on Schedule 3.01(p), no underground storage tanks are currently located under any property owned, operated or leased by the Company.

                    (ii) Hazardous Materials Activities. The Company has not transported, stored, used, manufactured, disposed of or released, or exposed its employees or others to, Hazardous Materials in violation of any Environmental Law in effect on or before the Closing Date, nor has the Company disposed of, transported, sold, or manufactured any product containing a Hazardous Material (collectively, "Company Hazardous Materials Activities") in violation of any Environmental Law in effect prior to or as of the date hereof and the Closing.

                    (iii)Permits. The Company currently holds all environmental and health approvals, permits, licenses, clearances and consents (the "Environmental Permits") necessary for the conduct of the ---------------------- Company's Hazardous Material Activities and other business of the Company as such activities and business are currently being conducted. All Environmental Permits are in full force and effect. The Company (x) is in compliance in all material respects with all terms and conditions of the - Environmental Permits and (y) is in compliance in all material respects with all other - limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws. To the Company's Knowledge, there are no circumstances that may prevent such compliance in the future. Schedule 3.01(p) includes a listing and description of all Environmental Permits currently held by the Company.

                    (iv) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or, to the Knowledge of the Company, threatened against the Company concerning any Environmental Permit, Hazardous Material or any Company Hazardous Materials Activity. There are no past or present actions, activities, circumstances, conditions, events, or incidents that are reasonably likely to involve the Company or any of its Subsidiaries (or any person or entity whose liability the Company or any of its Subsidiaries has retained or assumed, either by contract or operation of law) in any litigation under the Environmental Laws, or impose upon the Company or any of its Subsidiaries (or any person or entity whose liability the Company or any of its Subsidiaries has retained or assumed, either by contract or operation of law) any liability under the Environmental Laws material to the Company and its Subsidiaries on a consolidated basis.

                    (v)  Environmental   Subsidiary.  As  to  the  Environmental
               Subsidiary,   in  addition  to  the  other   representations  and
               warranties contained in this 3.01(p):

                         (A) The  Environmental  Subsidiary is not listed as the
                    generator of any Hazardous Material on any waste manifest or other document prepared pursuant to the Environmental Laws or by contract, and the Environmental Subsidiary has not assumed, under the Environmental Laws or by contract, the responsibilities or liabilities of the generator of any Hazardous Material;

                         (B) To the Knowledge of the Company,  the Environmental
                    Subsidiary has not performed any remedial action taken pursuant to the Environmental Laws, where the remedial action is not, or it is alleged in writing by any Person or entity that the remedial action is not, constructed and operating in accordance with the Environmental Laws or contract; and

                         (C) There are no claims,  actions, causes of action, or
                    other written notices pending or, to the Company's Knowledge, threatened against the Environmental Subsidiary under the Environmental Laws or contract, arising from the Environmental Subsidiary's provision of materials or services to any Person or entity, that are not subject to coverage under the Environmental Subsidiary's insurance policies, except where such claims, actions, causes of action or other written notice will not have a Material Adverse Effect on the Environmental Subsidiary.

          (q) Takeover Law. The Company has taken all action necessary to ensure that the provisions of Chapter 110F of the Massachusetts General Laws will not be applicable to Purchasers or their Affiliates as a result of the transactions contemplated by the Transaction Documents.

          (r) Status of Shares. Assuming the Stockholder Approvals are obtained, the Shares to be issued at the Closing will have been duly authorized by all necessary corporate action on the part of the Company, and at Closing such Shares will have been validly issued and, assuming payment therefor has been made, will be fully paid and nonassessable, and the issuance of such Shares will not be subject to preemptive rights of any other stockholder of the Company. Assuming the Stockholder Approvals have been obtained, the Shares will be eligible for listing on the American Stock Exchange subject only to notice of issuance.

          (s) Intellectual Property.

               (i) The Intellectual Property that is owned by the Company and its Subsidiaries (the "Owned Intellectual Property") constitutes all of the Intellectual Property used, intended to be used or held for use in connection with, necessary for the conduct of, or otherwise material to the Company and the Subsidiaries, except for Intellectual Property subject to written or oral licenses, agreements or arrangements pursuant to which the use of Intellectual Property by any Company or any Subsidiary is permitted by any Person (the "Intellectual Property Licenses" and, together with the Owned Intellectual Property, the "Company Intellectual Property"). The Owned Intellectual Property is owned free from any Liens (other than Permitted Liens). All material Intellectual Property Licenses are in full force and effect in accordance with their terms, and are free and clear of any Liens (other than Permitted Liens). Immediately after the Closing, the Company and the Subsidiaries will own or have the right to use all the Company Intellectual Property, in each case free from Liens (except for Permitted Liens incurred in the ordinary course of business) and on the same terms and conditions as in effect prior to the Closing.

               (ii) To the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe or conflict with the rights of any third party in respect of any Intellectual Property. To the Knowledge of the Company, none of the Company Intellectual Property is being infringed by any third party. There is no claim or demand of any Person pertaining to, or any proceeding which is pending or, to the Knowledge of the Company, threatened, that challenges the rights of the Company or any of the Subsidiaries in respect of any Company Intellectual Property, or that claims that any default exists under any Intellectual Property License. None of the Company Intellectual Property is subject to any outstanding order, ruling, decree, judgment or stipulation by or with any court, tribunal, arbitrator, or other Governmental Entity adverse to the Company.

               (iii)The Owned Intellectual Property has been duly registered with, filed in or issued by, as the case may be, the appropriate filing offices, domestic or foreign, to the extent necessary or desirable to ensure usual and customary protection for Intellectual Property in the relevant jurisdiction under any applicable law, and the same remain in full force and effect. The Company and the Subsidiaries have taken all necessary actions to ensure usual and customary protection in the relevant jurisdiction of the Company Intellectual Property (including maintaining the secrecy of all confidential Intellectual Property) under any applicable law or any Contract.

          (t) Guarantees. Section 3.01(t) of the Disclosure Schedule sets forth a description of any obligations or liabilities of any person other than the Company or its Subsidiaries that are guaranteed by or subject to a contingent obligation of the Company or any of its Subsidiaries.

          (u) Labor Matters. With respect to employees of and service providers to the Related Employers:

               (i) the Related Employers are complying and have complied in all material respects with all applicable domestic and foreign laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including without limitation any such laws respecting employment discrimination, workers' compensation, family and medical leave, the Immigration Reform and Control Act, and occupational safety and health requirements, and no claims or investigations are pending or, to the Knowledge of the Company, threatened with respect to such laws, either by private individuals or by governmental agencies;

               (ii) no Related Employer is or has been engaged in any unfair labor practice, and there is not now, nor within the past three years has there been, any unfair labor practice complaint against any Related Employer pending or, to the Knowledge of the Company, threatened, before the National Labor Relations Board or any other comparable foreign or domestic authority or any workers' council;

               (iii)no labor strike, lock-out, slowdown, or work stoppage is or has been, within the last three years, pending or, to the Knowledge of the Company, threatened against or directly affecting any Related Employer; and

               (iv) all persons who are or were performing services for any Related Employer and are or were classified as independent contractors do or did satisfy and have satisfied the requirements of law to be so classified, and the appropriate Related Employer has fully and accurately reported their compensation on IRS Forms 1099 when required to do so.

               (v) Brokers or Finders. Other than Houlihan, no agent, broker, investment banker or other firm is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by the Transaction Documents.

               (w) Disclosure. To the Knowledge of the Company, no representation or warranty by the Company contained in this Agreement or any of the other Transaction Documents, or in any certificate to be furnished by or on behalf of the Company pursuant hereto or thereto, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

               (x) Opinion of Independent Investment Banking Firm; Special Committee. The Special Committee of the Board (the "Special Committee") has obtained an opinion from Houlihan Lokey Howard & Zukin Capital ("Houlihan"), in a form satisfactory to the Special Committee, that the financial terms of the transactions contemplated by the Transaction Documents are fair to the holders of the Common Stock from a financial point of view. The Special Committee has recommended the execution and performance of this Agreement to the full Board.

               (y) Year 2000. The disclosure as to Year 2000 Compatibility issues in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999, is true and correct in all material respects and does not omit to state a material fact necessary to make the statements contained therein not misleading.

               (z) No Illegal or Improper Transactions.  Neither the Company nor
          any Subsidiary has, nor has any director, officer, employee, agent or affiliate of the Company or any Subsidiary, directly or indirectly, used funds or other assets of the Company or any Subsidiary, or made any promise or undertaking in such regard, for (i) illegal contributions, gifts, entertainment or other expenses relating to political activity; (ii) illegal payments to or for the benefit of governmental officials or employees, whether domestic or foreign;
          (iii) illegal payments to or for the benefit of any Person, or any director, officer, employee, agent, affiliate or representative thereof; or (iv) the establishment or maintenance of a secret or unrecorded fund; and, to the Knowledge of the Company, there have been no false or fictitious entries made in the books or records of the Company or any Subsidiary.

                    (aa) Insurance.

                         (i) All insurance  policies to which the Company or any
                    of the Subsidiaries is a party or that provide coverage to any director or officer of the Company or of any of the Subsidiaries (A) are valid, - outstanding, and enforceable,
                    (B) are issued by an insurer that, to the Knowledge of the - Company, is financially sound and reputable, (C) taken together provide adequate insurance for - the properties, assets and business of the Company and the Subsidiaries for all risks normally insured against by a Person carrying on the same or similar business or businesses, (D) comply - with the insurance requirements of all laws and contracts to which the Company and any of the Subsidiaries is a party or by which it is bound, except where such failures to so comply would not be reasonably likely to have a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole, and (E) do not provide for any retrospective premium adjustment or other - experience-based liability on the part of the Company or any of the Subsidiaries.

                         (ii) Neither the Company nor any Subsidiary has received any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder, except where such refusals, failures to renew or cancellations would not be reasonably likely to have a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole.

                         (iii)The Company and each of the Subsidiaries has paid all premiums due with respect to all periods up to and including the date hereof and has otherwise performed all of its obligations under each policy to which such Person is a party or that provides coverage to such Person or any officers or directors thereof, except where the failure to do so would not be reasonably likely to have a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole.

                         (iv) The Company and each  Subsidiary  has given notice
                    to the insurer of all material claims that may be insured thereby.

     SECTION 3.02 Representations and Warranties of TSC. TSC represents and warrants as follows:

          (a) Organization. TSC is a corporation validly existing and in good standing under the laws of the jurisdiction of its organization, with all requisite corporate power and authority to own, lease and operate its assets and properties and to conduct its business as now being conducted.

          (b)  Corporate  Authority.  TSC has (or will  have at the time of such act) the requisite corporate or other power and authority to execute, deliver and perform each Transaction Document to which it is or will be a party and to consummate the transactions contemplated thereby. The execution, delivery and performance of each Transaction Document by TSC and the consummation by TSC of the transactions contemplated hereby and thereby have been duly authorized (or will have been duly authorized at the time of such act) and no other corporate proceedings on the part of TSC are necessary to authorize any Transaction Document or for TSC to consummate the transactions so contemplated. Each Transaction Document to which TSC is or will be a party is, or when executed and delivered will be, a valid and binding agreement of such party, enforceable against TSC in accordance with the terms thereof, assuming that each Transaction Document to which TSC is a party is a valid and binding agreement of the Company and each other Purchaser (as applicable).

          (c) No Violations; Consents and Approvals.

               (i) The execution, delivery or performance by TSC of each Transaction Document to which it is or will be a party or the consummation by TSC of the transactions contemplated thereby (A) will not result - in a violation or breach of its articles or certificate of incorporation or by-laws (or other organizational documents) or (B) subject to the governmental filings and other matters referred - to in clause (ii) below, will not result in a violation or breach of (or give rise to any right of termination, revocation, cancellation or acceleration under or increased payments under), or constitute a default (with or without due notice or lapse of time or both) under, or result in the creation of any Lien upon any of the properties or assets of TSC or the Company and its Subsidiaries under any judgment, order, decree, statute, law, regulation or rule applicable to TSC.

               (ii) Except for consents, approvals, orders, authorizations, registrations, declarations or filings as may be required under, and other applicable requirements of, the HSR Act (and filings after the Closing, if any, under Regulation D, Section 13(d) and/or Section 16 of the Exchange Act), no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to TSC in connection with the execution, delivery or performance by TSC of each Transaction Document to which it is or will be a party or the consummation by TSC of the transactions contemplated hereby and thereby (except where the failure to obtain such consents, approvals, orders or authorizations, or to make such registrations, declarations, filings or agreements would not have a Material Adverse Effect on TSC).

     (d) Acquisition for Investment. TSC is acquiring the Shares being purchased by it for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof, and TSC has no present intention or plan to effect any distribution of Shares; provided that the disposition of TSC's property shall at all times be and remain within its control and subject to the provisions of this Agreement and the Registration Rights Agreement. TSC is an "Accredited Investor" within the meaning of Rule 501(a) of Regulation D under the Act.

     (e) Brokers or Finders. No agent, broker, investment banker or other firm is or will be entitled to any broker's or finder's fee or any other commission or similar fee from TSC in connection with any of the transactions contemplated by the Transaction Documents.

     (f) Proxy Statement. The information to be supplied by TSC for inclusion in the Proxy Statement shall not, on the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to stockholders of the Company and at the time of the Stockholder Meeting, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make such statements made in Proxy Statement not false or misleading. If at any time prior to Stockholder Meeting any event relating to TSC or any of its Affiliates, officers or directors should be discovered by TSC which should be set forth in a Supplement to the Proxy Statement, TSC shall promptly inform the Company.

     SECTION 3.03 Representations and Warranties of National Union. National Union represents and warrants as follows:

          (a) Organization. National Union is a corporation validly existing and in good standing under the laws of the jurisdiction of its organization, with all requisite power and authority to own, lease and operate its properties and to conduct its business as now being conducted.

          (b)  Authority.  National  Union has (or will have at the time of such act) the requisite corporate or other power and authority to execute, deliver and perform each Transaction Document to which it is or will be a party and to consummate the transactions contemplated thereby. The execution, delivery and performance of each Transaction Document by National Union and the consummation by National Union of the transactions contemplated hereby and thereby have been duly authorized (or will have been duly authorized at the time of such act) and no other proceedings on the part of National Union are necessary to authorize any Transaction Document or for National Union to consummate the transactions so contemplated. Each Transaction Document to which National Union is or will be a party is, or when executed and delivered will be, a valid and binding agreement of such party, enforceable against National Union in accordance with the terms thereof, assuming that each Transaction Document to which National Union is a party is a valid and binding agreement of the Company and each other Purchaser (as applicable).

          (c) No Violations; Consents and Approvals.

               (i) The execution, delivery or performance by National Union of each Transaction Document to which it is or will be a party or the consummation by National Union of the transactions contemplated thereby (A) will not result in a violation or breach of its articles or certificate of incorporation or -- by-laws (or other organizational documents) or (B) subject to the governmental filings and - other matters referred to in clause (ii) below, will not result in a violation or breach of (or give rise to any right of termination, revocation, cancellation or acceleration under or increased payments under), or constitute a default (with or without due notice or lapse of time or both) under, or result in the creation of any Lien upon any of the properties or assets of National Union or the Company and its Subsidiaries under any judgment, order, decree, statute, law, regulation or rule applicable to National Union.

               (ii) Except for consents, approvals, orders, authorizations, registrations, declarations or filings as may be required under, and other applicable requirements of, the HSR Act (and filings after the Closing, if any, under Regulation D, Section 13(d) and/or Section 16 of the Exchange Act), no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to National Union in connection with the
          execution,   delivery  or   performance  by  National  Union  of  each
          Transaction Document to which it is or will be a party or the consummation by National Union of the transactions contemplated hereby and thereby (except where the failure to obtain such consents, approvals, orders or authorizations, or to make such registrations, declarations, filings or agreements would not have a Material Adverse Effect on National Union).

          (d) Acquisition for Investment. Except as contemplated by Section 9.07, National Union is acquiring the Shares being purchased by it for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof, and National Union has no present intention or plan to effect any distribution of Shares; provided that the disposition of National Union's property shall at all times be and remain within its control and subject to the provisions of this Agreement and the Registration Rights Agreement. National Union is an "Accredited Investor" within the meaning of Rule 501(a) of Regulation D under the Act.

          (e) Brokers or Finders. No agent, broker, investment banker or other firm is or will be entitled to any broker's or finder's fee or any other commission or similar fee from National Union in connection with any of the transactions contemplated by the Transaction Documents.

          (f) Proxy Statement. The information to be supplied by National Union for inclusion in the Proxy Statement shall not, on the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to stockholders of the Company and at the time of the Stockholder Meeting, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make such statements made in Proxy Statement not false or misleading. If at any time prior to Stockholder Meeting any event relating to National Union or any of its Affiliates, officers or directors should be discovered by National Union which should be set forth in a Supplement to the Proxy Statement, National Union shall promptly inform the Company.

     SECTION 3.04 Representations and Warranties of O&G. O&G represents and warrants as follows:

          (a) Organization. O&G is a corporation validly existing and in good standing under the laws of the jurisdiction of its organization, with all requisite power and authority to own, lease and operate its properties and to conduct its business as now being conducted.

          (b) Authority. O&G has (or will have at the time of such act) the requisite corporate or other power and authority to execute, deliver and perform each Transaction Document to which it is or will be a party and to consummate the transactions contemplated thereby. The execution, delivery and performance of each Transaction Document by O&G and the consummation by O&G of the transactions contemplated hereby and thereby have been duly authorized (or will have been duly authorized at the time of such act) and no other corporate proceedings on the part of O&G are necessary to authorize any Transaction Document or for O&G to consummate the transactions so contemplated. Each Transaction Document to which O&G is or will be a party is, or when executed and delivered will be, a valid and binding agreement of such party, enforceable against O&G in accordance with the terms thereof, assuming that each Transaction Document to which O&G is a party is a valid and binding agreement of the Company and each other Purchaser (as applicable).

          (c) No Violations; Consents and Approvals.

               (i) The execution, delivery or performance by O&G of each Transaction Document to which it is or will be a party or the consummation by O&G of the transactions contemplated thereby (A) will not result - in a violation or breach of its articles or certificate of incorporation or by-laws (or other organizational documents) or (B) subject to the governmental filings and other matters referred - to in clause (ii) below, will not result in a violation or breach of (or give rise to any right of termination, revocation, cancellation or acceleration under or increased payments under), or constitute a default (with or without due notice or lapse of time or both) under, or result in the creation of any Lien upon any of the properties or assets of O&G or the Company and its Subsidiaries under any judgment, order, decree, statute, law, regulation or rule applicable to O&G.

               (ii) Except for consents, approvals, orders, authorizations, registrations, declarations or filings as may be required under, and other applicable requirements of, the HSR Act (and filings after the Closing, if any, under Regulation D, Section 13(d) and/or Section 16 of the Exchange Act), no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to O&G in connection with the execution, delivery or performance by O&G of each Transaction Document to which it is or will be a party or the consummation by O&G of the transactions contemplated hereby and thereby (except where the failure to obtain such consents, approvals, orders or authorizations, or to make such registrations, declarations, filings or agreements would not have a Material Adverse Effect on O&G).

          (d) Acquisition for Investment. O&G is acquiring the Shares being purchased by it for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof, and O&G has no present intention or plan to effect any distribution of Shares; provided that the disposition of O&G's property shall at all times be and remain within its control and subject to the provisions of this Agreement and the Registration Rights Agreement. O&G is an "Accredited Investor" within the meaning of Rule 501(a) of Regulation D under the Act.

          (e) Brokers or Finders. No agent, broker, investment banker or other firm is or will be entitled to any broker's or finder's fee or any other commission or similar fee from O&G in connection with any of the transactions contemplated by the Transaction Documents.

          (f) Proxy Statement. The information to be supplied by O&G for inclusion in the Proxy Statement shall not, on the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to stockholders of the Company and at the time of the Stockholder Meeting, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make such statements made in Proxy Statement not false or misleading. If at any time prior to Stockholder Meeting any event relating to O&G or any of its Affiliates, officers or directors should be discovered by O&G which should be set forth in a Supplement to the Proxy Statement, O&G shall promptly inform the Company.

                                   ARTICLE IV

                             [Intentionally Omitted]


                                   ARTICLE V

                       Covenants and Additional Agreements

     SECTION 5.01 Pre-Closing Activities. From and after the date of this Agreement until the Closing, each of the Company and Purchasers shall act with good faith towards each other, and shall use all commercially reasonable efforts to take or cause to be taken all actions necessary, proper or advisable to consummate the transactions contemplated by the Transaction Documents and neither the Company nor any Purchaser will take any action that would prohibit or materially impair its ability to consummate the transactions contemplated by the Transaction Documents.

     SECTION 5.02 Covenants of the Company. During the period from the date of this Agreement and continuing until the Closing, the Company agrees as to itself and the Subsidiaries that, except as provided in Section 5.02 of the Disclosure Schedule, or to the extent that Purchasers otherwise consent in writing:

          (a) Ordinary Course. The Company will conduct its business in the ordinary course in substantially the same manner as presently conducted and the Company will use commercially reasonable efforts to keep available the services of the current officers and employees and to preserve the relationships with customers, suppliers and others having business dealings with the Company.

          (b) Other Transactions. The Company will not, nor will it permit any of the Subsidiaries to, do any of the following (except as otherwise specifically contemplated herein or in any other Transaction Document):

               (i) amend its Articles of Organization, By-laws or other organizational documents (except for immaterial amendments to the Articles of Organization or By-laws of any Subsidiaries, provided such amendments in no way materially and adversely affect Purchasers or the rights granted or to be granted to the Purchasers under any Transaction Document);

               (ii) declare or pay any cash or non-cash dividend or make any cash or non-cash distribution with respect to any securities of the Company (other than payment of dividends in kind pursuant to the Series B Preferred Stock);

               (iii)redeem or otherwise acquire any shares of its capital stock or issue any capital stock (except upon exercise of options issued or agreed to be issued prior to the date hereof under a Company Stock
          Plan) or any option, warrant or right relating thereto;

               (iv) incur any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness, other than in the ordinary course of business consistent with past practice and as permitted under the Credit Facility;

               (v) permit, allow or suffer any assets or properties of the Company to be subject to any Lien other than Permitted Liens;

               (vi) guarantee or otherwise become contingently liable for any obligation of any third party other than in the ordinary course of business;

               (vii)make any change in any method of accounting or accounting practice or policy, except as may be required by GAAP;

               (viii) enter into any agreement or take any action in violation of the terms of this Agreement or any of the other Transaction Documents;

               (ix) settle any material tax audit, make or change any tax election or amend any Tax Returns; or

               (x) agree, whether in writing or otherwise, to do any of the foregoing.

          (c) Employee Benefits. Except in the ordinary course of business and consistent with past practice (which shall include normal periodic performance reviews and related benefit increases and the increases approved at the December 8, 1999 meeting of the Board of Directors) or pursuant to the existing terms of any collective bargaining agreement, the Company will not, nor will it permit any of the Subsidiaries to (i) increase in any manner the compensation of any of the officers or other employees of the Company or its Subsidiaries; (ii) adopt, amend, terminate, or increase liability with respect to any Company Plan or Company Benefit Arrangement or commit to do so; or (iii) enter into, or negotiate, any collective bargaining agreement with respect to employees of the Company or its Subsidiaries except as required by law, in which case the Company or such Subsidiary shall first notify Purchasers.

     SECTION 5.03 HSR. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective all necessary filings required pursuant to the HSR Act as soon as commercially practicable after the date of this Agreement, and shall use their best efforts to obtain the early termination of the waiting period thereunder, provided that neither the Company nor any Purchaser shall be required to agree to dispose of or hold separate any material portion of its business or assets.

     SECTION 5.04 [Intentionally Omitted]

     SECTION 5.05 Stockholder Approvals; Proxy Statement.

          (a)  The  Company  shall  call  a  meeting  of its  stockholders  (the
     "Stockholder Meeting") for the purpose, among others, of obtaining stockholder approvals for: (i) an amendment to the Articles of Organization increasing the number of authorized shares of Common Stock to at least as many shares of Common Stock as are necessary to consummate the transaction contemplated hereby and (ii) the issuance and sale (the "Issuance") of the Shares to Purchasers and the exchange of the Series B Preferred Stock for shares of Common Stock as contemplated by Section 6.03(c) (the "Stockholder Meeting Proposals"). The Stockholder Meeting shall be held as soon as practicable but in no event later than the Outside Date. For purposes of this Agreement, "Stockholder Approvals" shall mean, as to clause (i), the affirmative vote of the holders of a majority of the shares of the Equity Securities entitled to vote thereon and, as to clause (ii), the affirmative vote of the holders of a Disinterested Majority of the Equity Securities entitled to vote thereon. Where so required by applicable Massachusetts law or the Articles of Organization, Stockholder Approvals shall mean the separate vote of each class of stock entitled to vote thereon.

          (b) The Company will prepare and file with the SEC a proxy statement relating to the Stockholder Meeting (as amended or supplemented and including documents incorporated by reference therein, the "Proxy Statement") and shall use its reasonable best efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be cleared by the SEC. The Company shall notify Purchasers of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Purchasers and their counsel with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. The Company shall give Purchasers and their counsel the opportunity to review the Proxy Statement prior to its being filed with the SEC and shall give Purchasers and their counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company and Purchasers agrees to use reasonable best efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC. After the Proxy Statement has been cleared by the SEC, the Company shall mail the Proxy Statement to the stockholders of the Company. If at any time prior to the Stockholder Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company will prepare and mail to its stockholders such an amendment or supplement.

          (c) The Proxy Statement will not, at the date mailed to the Company's stockholders and at the date of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made therein as to information concerning Purchasers or their Affiliates supplied in writing by Purchasers or any of their Affiliates specifically for inclusion in the Proxy Statement.

          (d) Unless this Agreement has been terminated (i) pursuant to Section 7.01(d)(ii) (based upon a failure of the condition set forth in Section 6.02(d)), or (ii) pursuant to Section 7.01(d)(iii) based upon the existence of a Superior Transaction Proposal that the Board intends to accept, the Board and the Special Committee shall recommend that the Company's stockholders approve the Stockholder Meeting Proposals and the Company shall use its best efforts to obtain the necessary approvals by its stockholders of the Stockholder Meeting Proposals.

     SECTION 5.06 Stock Exchange Listing. The Company shall use its commercially reasonable efforts to cause Purchasers to receive, prior to Closing, assurance from the American Stock Exchange (the "Exchange"), in a form reasonably satisfactory to the Purchasers, that: (a) in accordance with the rules of the Exchange, all Shares will be eligible for listing on the Exchange; and (b) consummation of the transactions contemplated herein or in any other Transaction Document will not cause any securities of the Company already listed on the American Stock Exchange to lose their listing privileges.

     SECTION 5.07 Transaction Proposals.

          (a) For purposes of this Agreement, "Transaction Proposal" means any inquiry, proposal or offer from any Person (other than a Person that is an Affiliate of the Purchasers) relating to (i) any purchase or other acquisition from the Company of assets representing 20% or more of the net revenues, net income or profits of the Company and its Subsidiaries, taken as a whole, (ii) any purchase or other acquisition of any class of securities of the Company for a purchase price in excess of $20 million, or
     (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole). For purposes of this Section 5.07, separate Transaction Proposals by Affiliates or by Persons in a "group" (as defined in the rules promulgated under Section 13 of the Exchange Act), as well as separate Transaction Proposals that are adopted by the Company as part of a plan of financing or capitalizing the Company shall be aggregated and treated as a single proposal for purposes of determining whether such proposal or proposals exceed the thresholds set forth in this Section 5.07(a).

          (b) At  least  ten  (10)  days  prior  to  either  (x)  accepting  any
     Transaction Proposal or (y) any change by the Board or the Special Committee in their respective recommendations concerning the Stockholder Meeting Proposals (if following the receipt of any Transaction Proposal), the Company shall advise Purchasers orally and in writing of such
     Transaction  Proposal  and  the  material  terms  and  conditions  of  such
     Transaction  Proposal  and the  identity  of the  Person  making  any  such
     Transaction Proposal. During such ten day period, the Company shall negotiate in good faith to determine whether Purchasers can or are willing to make a proposal that is superior to the Transaction Proposal. Subject to complying with the foregoing provisions of this Section 5.07, the Special Committee and its representatives and advisors on behalf of the Company may solicit Transaction Proposals and furnish or cause the Company to furnish information with respect to the Company and its Subsidiaries to any Person and may participate in discussions or negotiations regarding any Transaction Proposal.

          SECTION 5.08 Access and Information.

          (a) Access. From the date hereof until the Closing (and in any event subject to the provisions of Section 5.09(a)), the Company shall permit Purchasers (and their designated representatives) to visit and inspect any of the properties of the Company and the Subsidiaries, including the books and records of the Company and the Subsidiaries (and to make extracts and copies therefrom), and to consult with respect to and discuss the affairs, businesses, finances, operations and accounts of the Company and the Subsidiaries with the officers, directors, employees, affiliates and agents of such entities, all at such reasonable times and as often as Purchasers may reasonably request.

          (b) Information. The Company covenants that so long as any Purchaser owns shares of Common Stock equal in number to at least 5% of the Shares sold to it onI the Closing Date, the Company will deliver to such Purchaser the following:

               (i) As soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, (A) a consolidated statement of income and - consolidated statements of changes in financial position and cash flows of the Company and the Subsidiaries for such quarterly period and for the period from the beginning of the current fiscal year to the end of such quarterly period, and (B) a consolidated balance sheet of the - Company and the Subsidiaries as at the end of such quarterly period, setting forth in each case, in comparative form, figures for the corresponding periods in the preceding fiscal year and corresponding figures for the budget for such quarterly period, all in reasonable detail and certified by an authorized financial officer of the Company, subject to changes resulting from year-end adjustments; provided, however, that delivery pursuant to clause (iii) below of a copy of the Quarterly Report on Form 10-Q of the Company for such quarterly period filed with the SEC shall be deemed to satisfy the requirements of this clause (i);

               (ii) As soon as practicable and in any event within 120 days after the end of each fiscal year, (A) a - consolidated statement of income and consolidated statements of changes in financial position and cash flows of the Company and the Subsidiaries for such year, and
          (B) a consolidated - balance sheet of the Company and the Subsidiaries as of the end of such year, setting forth in each case, in comparative form, corresponding consolidated figures from the preceding annual audit and corresponding figures for the budget for such fiscal year, all in reasonable detail together with an opinion directed to the Company of independent public accountants of recognized standing selected by the Company; provided, however, that delivery pursuant to clause (iii) below of a copy of the Annual Report on Form 10-K of the Company for such fiscal year filed with the SEC shall be deemed to satisfy the requirements of this clause (ii);

               (iii)Promptly upon transmission thereof, copies of all financial statements, proxy statements, notices and reports as it shall send to its public stockholders and copies of all registration statements (without exhibits), other than on Form S-8 or any similar successor form, and all reports which it files with the SEC (or any governmental body or agency succeeding to the functions of the SEC);

               (iv) Promptly upon receipt thereof, copies of all reports submitted to the Company by independent public accountants in connection with each annual, interim or special audit of the books of the Company or any Subsidiary made by such accountants, including the comment letter submitted by such accountants to management in connection with their annual audit; and

               (v) With reasonable promptness, such other financial data as any Purchaser may reasonably request.

     SECTION 5.09 Confidentiality and Publicity.

          (a) Confidentiality. Each of the Purchasers recognizes and acknowledges that it has in the past, currently has, and in the future may possibly have, access to certain confidential information of the Company. Each Purchaser agrees that it will not disclose confidential information with respect to the Company to any Person for any purpose or reason whatsoever, except to authorized representatives of such Purchaser and to counsel and other advisers, provided, however, that such advisers (other than counsel) agree to the confidentiality provisions of this subsection 5.09(a), unless (i) such information is publicly known or becomes known to the public generally through no fault of any of the Purchasers, (ii) is independently developed by the Purchasers without the use of the Company's confidential information, (iii) is disclosed without similar restrictions to a third party by the Company or a Subsidiary, or (iv) disclosure is required by law (including securities law disclosure requirements and stock exchange rules), or the order of any governmental authority under color of law, or to enforce its rights under this Agreement; provided, however, that prior to disclosing any information pursuant to this Section 5.09(a), a Purchaser shall, if reasonably possible, give prior written notice thereof to the Company and provide the Company with the opportunity to contest such disclosure.

          (b) Publicity. Prior to Closing, the Company and Purchasers will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or by obligations pursuant to any listing agreement with any securities exchange.

     SECTION 5.10 Restrictions. Each Purchaser covenants and agrees with the Company that such Purchaser will not dispose of any of such Purchaser's shares of the Shares except pursuant to (a) an effective registration statement under the Act or (b) an applicable exemption from registration under the Act. In connection with any sale by a Purchaser pursuant to clause (b) of the preceding sentence, such Purchaser shall furnish to the Company an opinion of counsel reasonably satisfactory to the Company to the effect that such exemption from registration is available in connection with such sale.

     SECTION 5.11 Further Assurances. Following the Closing Date, the Company shall, and shall cause each of the Subsidiaries to, from time to time, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably be requested by Purchasers, to confirm and assure the rights and obligations provided for in this Agreement and the Transaction Documents and render effective the consummation of the transactions contemplated hereby and thereby.

     SECTION 5.12 Directors' and Officers' Indemnification and Insurance.

          (a) The provisions with respect to indemnification that are set forth in the bylaws of the Company shall not be amended, repealed or otherwise modified for a period of six years from the Closing Date in any manner that would affect adversely the rights thereunder of individuals who are or, at any time prior to the Closing Date, were directors, officers, employees or agents of Company with respect to claims arising from facts or events that occurred at or prior to the Closing.

          (b) Prior to the Closing, the Company shall have offered each director of the Company the opportunity to enter into an indemnification agreement in a form reasonably acceptable to such director (the "Indemnification Agreements").

          (c) For a period of six years after the Closing Date, the Company shall maintain in effect the directors' and officers' liability insurance policies maintained by the Company immediately prior to the Closing; provided, however, that the Company may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not materially less advantageous with respect to claims arising from facts or events which occurred at or before the Closing; provided further, however, that, in no event shall the Company be required to expend in any one year in excess of 125% of the annual premium currently paid by the Company for such coverage, which current premium amount is set forth on the Disclosure Schedule and if the premium for such coverage exceeds such amount, the Company shall purchase a policy with the greatest coverage available for such 125% of the annual premium.

          (d)  If  the  Company  or  any  of  its   successors  or  assigns  (i)
     consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that the successors and assigns of the Company assume the obligations set forth in this Section 5.12.

          (e) The foregoing provisions of Section 5.12 are obligations of the Company and not of any of the Purchasers.

     SECTION 5.13 Shareholders Agreement. Each of the parties agrees (i) that they will enter into the Shareholders Agreement, (ii) that the Shareholders Agreement shall not become effective prior to the Closing and (iii) that the Exchange Agreement to be entered into by and between the Company and holders of Series B Preferred Stock shall not restrict or impede the parties thereto from considering or accepting any Superior Transaction Proposal.

                                   ARTICLE VI

                              Conditions Precedent

     SECTION 6.01 Conditions to Each Party's Obligations. The obligations of the Company and each Purchaser to consummate the transactions contemplated to occur at the Closing shall be subject to the satisfaction prior to the Closing of each of the following conditions, each of which may be waived only if it is legally permissible to do so:

          (a) HSR and Other Approvals. Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated, and all other material authorizations, consents, orders or approvals of, or regulations, declarations or filings with, or expirations of applicable waiting periods imposed by, any Governmental Entity (including, without limitation, any foreign antitrust filing) necessary for the consummation of the transactions contemplated hereby, shall have been obtained or filed or shall have occurred.

          (b) No Litigation, Injunctions, or Restraints. No statute, rule, regulation, executive order, decree, temporary restraining order, investigation, suit, proceeding, preliminary or permanent injunction or other order shall have been enacted, entered, promulgated, enforced or issued by any Governmental Entity that presents a substantial risk of the restraint or prohibition of the transactions contemplated by this Agreement or any of the Transaction Documents or the obtaining of material damages or other relief from any one or more of the Purchasers in connection therewith.

          (c)  Stockholder  Approvals.   The  Stockholder  Approvals  have  been
     obtained.

          (d) Management Agreement Amendment. The management agreement by and among the Company, TSC and Ronald N. Tutor dated January 17, 1997, as amended on December 23, 1998 and December 31, 1999 (the "Management Agreement Amendment"), shall be in full force and effect.

     SECTION 6.02 Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated to occur at the Closing shall be subject to the satisfaction or waiver thereof by the Company prior to the Closing of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties of each Purchaser that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the time of the Closing as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, on and as of such earlier date) and the Company shall have received a certificate signed by an authorized officer of each Purchaser to such effect.

          (b) Performance of Obligations of Purchasers. Each Purchaser shall have performed or complied in all material respects with all obligations and covenants required to be performed or complied with by such Purchaser under this Agreement, and the Company shall have received a certificate signed by the chief executive officer and chief financial officer of each Purchaser to such effect.

          (c) Closing Deliveries. Purchasers shall have delivered to the Company on or before the Closing the following:

               (i) The Registration Rights Agreement, to be dated as of the date of the Closing, in substantially the form of Exhibit 6.02(c)(i), executed by Purchasers;

               (ii) The Shareholders Agreement, to be dated as of the date of the Closing, substantially in the form of Exhibit 6.02(c)(ii), executed by Purchasers;

               (iii)Executed and conformed copies of such other certificates, lett rs and documents as the Company may reasonably request and as are customary for transactions such as those contemplated by this Agreement;

               (iv) $10 million by TSC by wire transfer of immediately available funds as its share of the Purchase Price;

               (v) $10 million by O&G by wire transfer of immediately available funds as its share of the Purchase Price;

               (vi)  $20  million  by  National   Union  by  wire   transfer  of
          immediately available funds as its share of the Purchase Price; and

               (vii)a  Certificate  of the  Secretary or Assistant  Secretary of
          each of the Purchasers dated as of the Closing Date certifying: (1) that attached thereto is a true and complete copy of the By-Laws, or - comparable organization document, of such Purchaser as in effect on the date of such certification; (2) that attached thereto is a true and complete copy of all resolutions adopted - by the Board of such Purchaser authorizing the execution, delivery and performance of the Agreement, and that all such resolutions are in full force in effect and are all the resolutions adopted in connection with the transactions contemplated by this Agreement; (3) - that attached thereto is a true and complete copy of such Purchasers' articles of incorporation, or comparable organization document, as in effect on the date of such certification; and (4) to the incumbency and specimen signature of certain officers of the - Company.

          (d) Bring Down of Fairness Opinion. The Special Committee shall have affirmed its recommendation to the Board that the Company execute and perform this Agreement after the delivery of a "bring down" fairness opinion by the Special Committee's financial advisor in a form reasonably satisfactory to the Special Committee as of a date no earlier than three days prior to the Closing.

     SECTION 6.03 Conditions to the Obligations of Purchasers. The obligations of each Purchaser to consummate the transactions contemplated to occur at the Closing shall be subject to the satisfaction or waiver thereof prior to the Closing of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the time of the Closing as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, on and as of such earlier date), and Purchasers shall have received a certificate signed by the chief executive officer and chief financial officer of the Company to such effect.

          (b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all obligations and covenants required to be performed or complied with by the Company under this Agreement, and Purchasers shall have received a certificate signed by the chief executive officer and chief financial officer of the Company to such effect.

          (c) Series B Preferred Stock. Holders of the Series B Preferred Stock shall have agreed to exchange no less than 100% of the then outstanding face amount of those securities (including accrued but unpaid dividends) in exchange for Common Stock at an exchange price of $5.50 per share of Common Stock. In addition, the holders of the Series B Preferred Stock shall have approved the amendments, revisions and waivers to the certificate of vote for the Series B Preferred Stock and the Stock Purchase and Sale Agreement, dated as of July 24, 1996, by and among Richard C. Blum & Associates, L.P., PB Capital Partners, L.P., and Perini Corporation, as amended (the "Series B Purchase Agreement"), set forth on Exhibit 6.03(c).

          (d) By-Law Amendments. The By-Laws shall have been amended and restated in accordance with Exhibit 6.03(d) and such amendments (the "By-Law Amendment") shall have been approved and made effective by the Board, the Executive Committee and the holders of the Series B Preferred Stock, subject to Closing.

          (e) Due Diligence. Each Purchaser (other than TSC) shall be fully satisfied in its sole discretion with the results of its review of, and its due diligence investigations with respect to, the business, operations, affairs, prospects, properties, assets, existing and potential liabilities, obligations, profits and conditions (financial or otherwise) of the Company (including the Disclosure Schedule). A Purchaser shall be deemed to be so satisfied unless it notifies the Company in writing at or prior to 11:59 p.m., Eastern Time, on the date that is fourteen (14) calendar days after the date of this Agreement (the "Diligence Termination Time") that it is terminating this Agreement pursuant to Section 7.01(c)(iv) because it is not so satisfied. Until the Closing, the Company shall (and shall cause each of the Subsidiaries to) cooperate promptly and fully with Purchasers' officers, employees, counsel, accountants and other authorized representatives (the "Representatives") and shall afford such Representatives reasonable access during normal business hours to all of its (1) sites, properties, books, contracts and records and personnel and advisers (who will be instructed by the Company to cooperate), (2) such additional financial and operating data and other information as to its business and properties as the Purchasers may from time to time reasonably request, including without limitation, access upon reasonable request to the Company's Representatives, major customers, vendors, suppliers and creditors for due diligence inquiry. The Company shall (and shall cause each of the Subsidiaries to) furnish promptly to the Purchasers all information concerning its business, properties and personnel as the Purchasers or their Representatives may reasonably request on or before the Diligence Termination Time; provided that any review will be conducted in a way that will not interfere unreasonably with the conduct of the Company's business. The Purchasers will keep all information and documents obtained pursuant to this Section 6.03(e) on a confidential basis subject to Section 5.09(a).

          (f) Poison Pill. The Rights Agreement shall be in full force and effect and not have been otherwise amended, modified or supplemented on or after the date of this Agreement; provided, however, that the Board shall have amended or waived provisions of the Rights Agreement such that (i) neither the execution nor the delivery of any Transaction Document nor the fulfillment of the terms of any Transaction Document by the Company or any of the Purchasers nor the issuance of Shares as herein and therein contemplated will cause there to be a Stock Acquisition Date or a Distribution Date and (ii) the Purchasers will not be deemed to be Adverse Persons (as those terms are defined in the Rights Agreement).

          (g) Credit Facility. The bank loan syndicate representing the lenders to the Company pursuant to the Amended and Restated Credit Agreement, dated as of January 17, 1997, among the Company, the Banks listed therein and Morgan Guaranty Trust Company of New York, as Agent, as amended from time to time (the "Credit Facility"), shall have agreed to convert the Credit Facility to a term loan and revolving credit facility, substantially in accordance with the terms set forth on Exhibit 6.03(g)

          (h) Closing Deliveries. The Company shall have delivered to Purchasers on or before the Closing the following:

               (i) Opinion of Goodwin, Procter & Hoar LLP, dated as of the Closing Date, in form reasonably satisfactory to Purchasers;

               (ii) The Registration Rights Agreement, executed by the Company;

               (iii) The Shareholders Agreement, executed by the Company;

               (iv) Certificate of the Secretary or Assistant Secretary of the Company dated as of the Closing Date certifying: (i) that attached thereto is a true and complete copy of the By-Laws of the - Company as in effect on the date of such certification; (ii) that attached thereto is a true -- and complete copy of all resolutions adopted by the Board authorizing the execution, delivery and performance of the Agreement, the issuance, sale and delivery of the Shares, and that all such resolutions are in full force in effect and are all the resolutions adopted in connection with the transactions contemplated by this Agreement and the Transaction Documents; (iii) that attached thereto is a true and complete copy of the Articles of Organization as in effect on the date of such certification; and (iv) to the incumbency and specimen signature of certain officers of the Company;

               (v) Certificates representing the number of the shares of Common Stock to be purchased, as described in Section 2.02; and

               (vi) Executed and conformed copies of such other certificates, letters and documents as Purchasers may reasonably request and as are customary for transactions such as those contemplated by this Agreement and the Transaction Documents.

          (i) Tax Matters. The Company shall have received an opinion in the form of Exhibit 6.03(i) hereto, from the Company's independent tax advisors that a "change in ownership" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder, shall not occur as a result of (i) the sale of 9,411,765 shares of Common Stock for $40 million, (ii) the exchange of 100% of the Series B Preferred Stock for Common Stock at a price of $5.50 per share, or (iii) any other transaction or occurrence prior to the Closing.

          (j) Corporate Proceedings. All corporate proceedings of the Company in connection with the transactions contemplated by this Agreement and the Transaction Documents, and all documents and instruments incident thereto, shall be satisfactory in form and substance to Purchasers and its counsel, and Purchasers and its counsel shall have received all such documents and instruments, or copies thereof, certified or requested, as may be reasonably requested. The Special Committee of the Board shall have recommended the execution and performance of this Agreement and the Transaction Documents to the full Board after the delivery of a fairness opinion by the Special Committee's financial advisor in a form reasonably satisfactory to the Special Committee and the full Board shall have approved such execution and performance.

          (k) Material Adverse Effect. No event, change or development shall exist or have occurred since the date hereof which, individually or in the aggregate with other events, changes or developments, has had or is reasonably likely to have a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole; provided, however, that Material Adverse Effect with respect to this Section 6.03(k) shall not include (i) changes in general industry, economic, regulatory, political or stock market conditions that affect the Company (or the markets in which the Company competes) in a manner not disproportionate to the manner in which such conditions affect other companies in the industries or markets in which the Company competes; (ii) any circumstances or events (including, without limitation, any loss of personnel, loss of customers, loss of suppliers or the delay or cancellation of any orders for products) arising primarily out of or resulting primarily from actions contemplated by Company and the Purchasers in connection with this Agreement and/or the transactions contemplated hereby; or (iii) changes in GAAP.

          (l) Chapter 110F. The Issuance of the Shares hereunder shall have been exempted from the provisions of Chapter 110F of the Massachusetts General Laws.

          (m) Listing. The Shares shall have been approved for listing on the American Stock Exchange, subject only to official notice of issuance, as required.

          (n) Fundamental Corporate Changes. Except as specifically contemplated hereby, the Company shall not have caused or permitted (i) any change to the composition of the Executive Committee of the Board, or (ii) any change to be made to the duties, rights and responsibilities of the Chairman. Ronald S. Tutor shall be serving as Chairman of the Company.

          (o) Additional Conditions.

               (i) As to TSC, O&G and National Union shall have delivered at the Closing their respective portions of the Purchase Price, each of O&G and National Union shall have executed and delivered the Shareholders Agreement at the Closing.

               (ii) As to O&G,  TSC and National  Union shall have  delivered at the Closing their respective portions of the Purchase Price, each of TSC and National Union shall have executed and delivered the Shareholders Agreement at the Closing.

               (iii)As to National Union, O&G and TSC shall have delivered at the Closing their respective portions of the Purchase Price, each of O&G and TSC shall have executed and delivered the Shareholders Agreement at the Closing.

          (p) Certain  Events.  There shall not be in effect on the Closing Date
     (i) any suspension or limit of trading in securities generally on the American Stock Exchange (including automatic halt in trading pursuant to market-decline triggers other than those in which solely program trading is temporarily halted), (ii) the imposition generally of minimum or maximum prices on such exchange or on The Nasdaq Stock Market or additional material governmental restrictions, in either case not in force on the date of this Agreement, by such exchange or by order of the SEC or the National Association of Securities Dealers or any court or other governmental authority, (iii) the declaration of any general banking moratorium by either Federal or New York State authorities, or (iv) any material adverse change in the financial or securities markets in the United States or in political, financial or economic conditions in the United States or any outbreak or escalation of hostilities or declaration by the United States of a national emergency or war or other calamity or crisis, the effect of any of which of the items referred to in clauses (i), (ii), (iii) and (iv) is such as to make it, in reasonable judgment of any Purchaser, impracticable or inadvisable to acquire the Shares on the terms and in the manner contemplated by this Agreement.

                                   ARTICLE VII

                                   Termination

     SECTION 7.01 Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after the Stockholder Approvals have been obtained:

     (a)  by mutual written consent of all of the Purchasers and the Company;

     (b)  by any Purchaser or the Company:

               (i) if the Closing shall not have occurred prior to April 5, 2000, sixty days from the date of this Agreement (the "Outside Date"); provided, however, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any party whose failure to fulfill any obligation under this Agreement results in the failure of the Closing to occur; and provided further, that the Outside Date shall be extended by no more than sixty (60) days in the event that the conditions to the Purchasers' obligations to close cannot be satisfied due to events that are not within the control of, and have not been caused by, the Company or the Special Committee, for which purposes delays caused by review or comments by the SEC shall not be deemed to have been within the control of or caused by the Company or the Special Committee; or

               (ii) if the Stockholder Approvals shall not have been obtained notwithstanding the holding of a vote on the Stockholder Meeting Proposals at the Stockholder Meeting (including any adjournment or postponement) contemplated by Section 5.05 (provided that the right to terminate this Agreement under this Section shall not be available to any party seeking termination who at the time is in breach of or has failed to fulfill its obligations under this Agreement); or

               (iii)if there shall be any statute, law, regulation or rule that makes consummating the transactions contemplated hereby illegal or if any court or other Governmental Entity of competent jurisdiction shall have issued a judgment, order, decree or ruling, or shall have taken such other action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and such judgment, order, decree or ruling shall have become final and non-appealable (provided that, the party seeking to terminate pursuant to this Section shall have used commercially reasonable efforts to have any such order, decree, ruling or other action vacated or lifted);

          (c) by any Purchaser:

               (i) if the Company shall have failed to perform in any material respect any of its obligations hereunder or shall have breached in any respect any representation or warranty contained herein qualified by materiality or shall have breached in any material respect any representation or warranty not so qualified, and the Company has failed to perform such obligation or cure such breach, within 30 days of its receipt of written notice thereof from such Purchaser, and such failure to perform shall not have been waived in accordance with the terms of this Agreement; or

               (ii) if the Board or any committee thereof withdraws or modifies (or publicly announces its intention to do so, or resolves to do so) in a manner adverse to Purchasers (as determined by any Purchaser in its reasonable judgment) its approval or recommendation of this Agreement or the transactions contemplated hereby or approves or recommends a Transaction Proposal; or

               (iii)if any of the conditions set forth in Section 6.01 (other than Section 6.01(c)) or 6.03 shall become impossible to fulfill (other than as a result of any breach by such Purchaser of the terms of this Agreement) and shall not have been waived in accordance with the terms of this Agreement; or

               (iv) if any Purchaser (other than TSC) is not satisfied with the Company (including as to any matters contemplated by the Disclosure Schedules or the Filed Company SEC Documents) as a result of its due diligence review and has given the notice in the manner required by
          Section 6.03(e);

          (d) by the Company:

               (i) if any of the Purchasers shall have failed to perform in any material respect any of their obligations hereunder or shall have breached in any respect any representation or warranty contained herein qualified by materiality or shall have breached in any material respect any representation or warranty not so qualified, and Purchasers have failed to perform such obligation or cure such breach, within 30 days of its receipt of written notice thereof from the Company, and such failure to perform shall not have been waived in accordance with the terms of this Agreement; or

               (ii) if any of the conditions set forth in Section 6.01 (other than Section 6.01(c)) or 6.02 shall become impossible to fulfill (other than as a result of any breach by the Company of the terms of this Agreement) and shall not have been waived in accordance with the terms of this Agreement; or

               (iii)upon ten (10) days written notice to Purchasers, if all of the following conditions have been met: (x) the Company has complied with the terms of Section 5.07, (y) the Company has received a Transaction Proposal that the Special Committee has concluded, based on the advice of a nationally-recognized investment banking firm (which shall include Houlihan), is superior to the terms set forth herein (a "Superior Transaction Proposal"), and (z) the Special Committee determines in good faith, after consultation with outside counsel, that it is advisable to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law.

     SECTION 7.02 Effect of Termination. In the event of termination of this Agreement by either the Company or any Purchaser as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of either Purchaser or the Company, other than the provisions of this Section 7.02, Section 5.09(a) and Article IX and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

     SECTION 7.03 Termination by One Purchaser. Notwithstanding the provisions of this Article VII, the exercise by any one Purchaser of its termination rights under Section 7.01 shall relieve such Purchaser of all obligations under this Agreement (other than those set forth in this Section 7.03, Section 5.09(a) and Section 9.08) but shall not result in the termination of this Agreement if, within five Business Days of receipt of such termination notice by the other Purchasers, one or more of the other Purchasers shall agree to an amendment to
Exhibit 2.01 pursuant to which all Shares proposed to be purchased under this Agreement are purchased by the other Purchasers (and provide a copy of such amended Exhibit 2.01 to the Company).

                                  ARTICLE VIII

                                 Indemnification

     SECTION 8.01 Indemnification of Purchasers. The Company covenants and agrees to defend, indemnify and hold harmless each of the Purchasers, their Affiliates (other than the Company and any of its Subsidiaries), and their respective officers, directors, partners, employees, agents, advisers and representatives (collectively, the "Purchaser Indemnitees") from and against, and pay or reimburse the Purchaser Indemnitees for, any and all Indemnifiable Losses resulting from or based on (or allegedly resulting from or based on):

          (a) any litigation or claims (including by any stockholders of the Company in connection with any derivative actions, but not including any litigation or claims brought or made by any of the Purchaser Indemnitees under this clause (a)) resulting from or based on (or allegedly resulting from or based on) any of the transactions contemplated by the Transaction Documents, provided that the indemnity provided in this clause (a) shall not include (i) losses resulting from or based on the acts or omissions of Purchaser Indemnitees following the Closing, or (ii) claims resulting from or based on a breach by any of the Purchasers of its obligations, representations, warranties, agreements or covenants under this Agreement; or (iii) claims resulting from any contract, obligation or other agreement between a third party claimant (other than a stockholder, whether common or preferred, bondholder, lender, director or officer of the Company (or an Affiliate of any of the foregoing)) and any Purchaser; provided, however, that in no such case shall this Section 8.01(a) be construed to limit the indemnity rights that a Purchaser Indemnitee may have in any other Transaction Document; or

          (b) any breach by the Company of any representation, warranty, covenant or obligation of the Company hereunder or under any other Transaction Document.

The Company shall reimburse the Purchaser Indemnitees for any legal or other expenses incurred by such Purchaser Indemnitees in connection with investigating or defending any such Indemnifiable Losses as such expenses are incurred. Notwithstanding the foregoing provisions of this Section 8.01, the Company shall not be liable to a Purchaser Indemnitee in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or omission made in the Proxy Statement, or any such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by such Purchaser Indemnitee (or its Affiliates), specifically for use in the preparation thereof.

     SECTION 8.02 Indemnification Procedures. Promptly after receipt by a Purchaser Indemnitee of notice of the commencement of any action or the written assertion of any claim, such Purchaser Indemnitee shall, if a claim in respect thereof is to be made against the Company, as the case may be (the "Indemnifying Person"), notify the Indemnifying Person in writing of the commencement or the written assertion thereof. Failure by a Purchaser Indemnitee to so notify the Indemnifying Person shall relieve the Indemnifying Person from the obligation to indemnify such Purchaser Indemnitee only to the extent that the Indemnifying Person suffers actual and material prejudice as a result of such failure but in no event shall such failure to notify the Indemnifying Person (i) constitute prejudice suffered by the Indemnifying Person if it has otherwise received notice of the actions giving rise to such obligation to indemnify or (ii) relieve it from any liability or obligation that it may otherwise have to such Purchaser Indemnitee under this Agreement. In case any such action or claim shall be brought or asserted against any Purchaser Indemnitee and it shall notify the Indemnifying Person of the commencement or assertion thereof, the Indemnifying Person shall be entitled to participate therein but the defense of such action or claim shall be conducted by counsel to the Purchaser Indemnitee, provided, however, that the Indemnifying Person shall not, in connection with any one such action or proceeding or separate but substantially similar actions or proceedings arising out of the same general allegations, be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Purchaser Indemnitees, except to the extent that local counsel, in addition to regular counsel, is required in order to effectively defend against such action or proceeding and provided further that a Purchaser Indemnitee shall not enter into any settlement of any such claim without the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

     SECTION 8.03 Survival of Representations, Warranties and Covenants. Except as provided in clauses (a), (b) or (c) of this Section 8.03, the representations, warranties, covenants, and agreements included in this Agreement shall survive for a period of three (3) years: (a) the obligations set forth in Sections 5.08 (Access and Information), 5.09(b) (Publicity) and 5.12 (Directors' and Officers' Indemnification and Insurance), shall survive for the periods specified therein for the performance of the covenants set forth therein; (b) the representations set forth in Sections 3.01(n) (Taxes), 3.01(o) (Employee Benefit Plans and Related Matters; ERISA) and 3.01(p) (Environmental
Laws) shall survive until the date that is six (6) months after the expiration of the longest applicable federal or state statute of limitations; and (c) the obligations set forth in Sections 5.09(a) (Confidentiality), and 5.10 (Restrictions), and Articles VIII (Indemnification) and IX (Miscellaneous) shall survive indefinitely.

                                   ARTICLE IX

                                  Miscellaneous

     SECTION 9.01 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

     SECTION 9.02 Specific Enforcement. Purchasers, on the one hand, and the Company, on the other, acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or equity.

     SECTION 9.03 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) and the other Transaction Documents contain the entire understanding of the parties with respect to the transactions contemplated hereby.

     SECTION 9.04 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each party and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     SECTION 9.05 Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and delivered personally, by telecopy (except for legal process) or sent by registered mail, postage prepaid, if to:


                           The Company:

                                    Perini Corporation
                                    73 Mt. Wayte Avenue
                                    Framingham, Massachusetts  01701
                                    Attn:  Robert Band, President
                                    Facsimile:  (508) 628-2960

                                    with a copy to:

                                    Goodwin, Procter & Hoar LLP
                                    Exchange Place
                                    Boston, MA  01209
                                    Attn:  Richard A. Soden, Esq.
                                    Facsimile:  (617) 523-1231

                           TSC:

                                    Tutor-Saliba Corp.
                                    Attn:  Ronald N. Tutor
                                    15901 Olden Street
                                    Sylmar, CA  91342-1093
                                    Facsimile:  (818) 367-9574

                                    with a copy to:

                                    Wilmer, Cutler & Pickering
                                    2445 M Street, N.W.
                                    Washington, D.C.  20037
                                    Attn:  Eric R. Markus
                                    Facsimile:  (202) 663-6363

                           National Union:

                                    National Union Fire Insurance Company of
                                    Pittsburgh, PA.
                                    c/o AIG Global Investment Corp.
                                    175 Water Street
                                    26th Floor
                                    New York, New York 10036
                                    Attn:  Chris Lee
                                    Facsimile:  (212) 458-2256
                                    with a copy to:

                                    American International Group, Inc.
                                    Law Department
                                    70 Pine Street
                                    28th Floor
                                    New York, New York  10270
                                    Attn: John Hornbostel
                                    Facsimile: (212) 363-8596

                           O&G:

                                    O&G Industries, Inc.
                                    112 Wall Street
                                    Torrington, Connecticut  06790
                                    Attn:  Raymond Oneglia; Kenneth Merz
                                    Facsimile:  (860) 626-6498
                                    with a copy to:

                                    Murtha, Cullina, Richter & Pinney
                                    185 Asylum Street
                                    City Place I
                                    Hartford, Connecticut  06103-3469
                                    Attn:  Timothy Largay
                                    Facsimile:  (860) 240-6150

or to such other address or telex number as any party may, from time to time, designate in a written notice given in a like manner.

     SECTION 9.06 Amendments. This Agreement may be amended as to Purchasers and their successors and assigns (determined as provided in Section 9.07), and the Company may take any action herein prohibited, or omit to perform any act required to be performed by it, if the Company shall obtain the written consent of Purchasers. This Agreement may not be waived, changed, modified, or discharged orally, but only by an agreement in writing signed by the party or parties against whom enforcement of any waiver, change, modification or discharge is sought or by parties with the right to consent to such waiver, change, modification or discharge on behalf of such party.

     SECTION 9.07 Successors and Assigns. All covenants and agreements contained herein shall bind and inure to the benefit of the parties hereto and their respective successors and assigns. Prior to the Closing Date, National Union may assign all of its rights and obligations to American International Group, Inc. ("AIG") or any other person the equity of which is, directly or indirectly, 100% owned by AIG, without the consent of the other parties hereto, and may assign up to 50% of the interest to be acquired by it pursuant to this Agreement to a third party, subject to the written consent of the Company and TSC, which shall not be unreasonably withheld (and, in either such event, such assignee shall become a "Purchaser" hereunder). Except as provided in the preceding sentence, no party may assign any of its rights under this Agreement without the written consent of the other parties.

     SECTION 9.08 Expenses and Remedies.

          (a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expense, except as set forth in the next four paragraphs.

          (b) Notwithstanding Section 9.08(a), (i) if a Purchaser terminates this Agreement pursuant to Section 7.01(c)(i) (due to material breach of any covenant or agreement or an intentional and willful breach of any representation or warranty by the Company) or (c)(ii), or (ii) if the Company terminates this Agreement pursuant to Section 7.01(d)(ii) (by virtue of a failure of the condition set forth in Section 6.02(d)) or 7.01(d)(iii), the Company shall pay TSC a termination fee of $750,000 (the "Termination Fee") within ten (10) days of such termination, which Termination Fee shall be deemed to reimburse Purchasers for their legal, accounting and other out-of-pocket expenses as well as the damages they will have suffered by virtue of such termination.

          (c) Notwithstanding Section 9.08(a), (i) if a Purchaser or the Company terminates this Agreement pursuant to Section 7.01(b)(i) or (ii), (ii) if a Purchaser terminates this Agreement pursuant to Section 7.01(c)(i) (for reasons other than as provided in Section 9.08(b)) or (c)(iii) (for failures of the conditions set forth in 6.03(a), 6.03(b), 6.03(d), 6.03(f), 6.03(g) (provided that no amount shall be payable if the failure is not due to any fault of the Company), 6.03(h), 6.03(i), 6.03(j), 6.03(k), 6.03(l),
     6.03(m), or 6.03(n)), or (iii) the Company terminates this Agreement pursuant to Section 7.01(d)(ii) (other than for failure of a condition set forth in section 6.02(d)), the Company shall reimburse Purchasers for the reasonable out-of-pocket expenses (including reasonable fees and expenses of legal counsel) incurred by Purchasers in connection with this Agreement or the matters contemplated hereby (the "Purchasers' Expenses"), which reimbursable amount shall not to exceed $600,000 in the aggregate.

          (d) Notwithstanding Section 9.08(a), if (i) either Purchaser or the Company terminates this Agreement pursuant to any provision of Section 7.01 (other than a termination for which a Termination Fee was paid pursuant to Section 9.08(b) and other than a termination by the Company pursuant to
     Section 7.01(d)(i)), and (ii) during the period ending twelve (12) months after termination of this Agreement, the Company enters into an agreement relating to a Transaction Proposal, then immediately prior to consummation of such transaction, the Company shall pay the Termination Fee; provided, however, that the Company shall receive a credit for any Purchasers' Expenses paid pursuant to Section 9.08(c) and it being understood that if the Termination Fee is paid pursuant to Section 9.08(b) it shall not be required to be paid subsequently under this Section 9.08(d).

          (e) Notwithstanding Section 9.08(a), upon the occurrence of the Closing, the Company shall reimburse the Purchasers for the Purchasers' Expenses, which reimbursable amount shall not be subject to the limit set forth in Section 9.08(c).

     SECTION 9.09 Transfer of Shares. Each Purchaser understands and agrees that the Shares have not been registered under the Securities Act or the securities laws of any state and that they may be sold or otherwise disposed of only in one or more transactions registered under the Securities Act and, where applicable, such laws or as to which an exemption from the registration requirements of the Securities Act and, where applicable, such laws is available. Each Purchaser acknowledges that except as provided in the Registration Rights Agreement, it has no right to require the Company to register the Shares. Each Purchaser understands and agrees that each certificate representing shares of Common Stock shall bear the following legends:


        "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS."

and Purchaser agrees to transfer shares of Common Stock only in accordance with the provisions of such legends. After termination of the requirement that all or part of such legend be placed upon a certificate, the Company shall, upon receipt by the Company of evidence reasonably satisfactory to it that such requirement has terminated and upon the written request of the holders of the Shares issue certificates for the Shares that do not bear such legend.

     SECTION 9.10 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, except to the extent that Massachusetts law mandatorily governs. Each of the Company and Purchasers irrevocably submits to the personal exclusive jurisdiction of the United States District Court for the Southern District of New York for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and, to the extent permitted under applicable rules of procedure, agrees not to commence any action, suit or proceeding relating hereto except in such court). Each of the Company and Purchasers further agree that service of any process, summons, notice or document hand delivered or sent by registered mail to such party's respective address set forth in Section 9.10 will be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. Each of the Company and Purchasers irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.

     SECTION 9.11 Third Party Beneficiaries. As provided in Section 5.12, the directors of the Company are the intended beneficiaries of that section of this Agreement. Except as provided in Section 5.12, nothing contained in this Agreement is intended to confer upon any person or entity other than the parties hereto and their respective successors and permitted assigns, any benefit, right or remedies under or by reason of this Agreement.

     SECTION 9.12 Mutual Drafting. This Agreement is the mutual product of the parties hereto, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the parties, and shall not be construed for or against any party hereto.

     SECTION 9.13 Further Representations. Each party to this Agreement acknowledges and represents that it has been represented by its own legal counsel in connection with the transactions contemplated by this Agreement, with the opportunity to seek advice as to its legal rights from such counsel. Each party further represents that it is being independently advised as to the tax consequences of the transactions contemplated by this Agreement and is not relying on any representation or statements made by the other party as to such tax consequences.



                  [remainder of page intentionally left blank]

                  IN WITNESS WHEREOF, each Purchaser and the Company have caused this Agreement to be duly executed as of the day and year first above written.

PERINI CORPORATION                           TUTOR-SALIBA CORPORATION

By:  _____________________                   By:  _____________________
     Name:                                        Name:
     Title:                                       Title:





O&G INDUSTRIES, INC.                          NATIONAL UNION FIRE INSURANCE
                                              COMPANY OF PITTSBURGH, PA



By:  _____________________                   By:  _____________________
     Name:                                        Name:
     Title:                                       Title:

                                  Exhibit 2.01

                           Purchase and Sale of Shares

Tutor-Saliba Corporation                                           2,352,942

O&G Industries, Inc.                                               2,352,941

National Union Fire Insurance Company of Pittsburgh, PA.           4,705,882

--------------------------------------------------------------------------------
TOTAL                                                              9,411,765

                               Exhibit 6.02(c)(i)

                      Form of Registration Rights Agreement

                                [to be attached]

                               Exhibit 6.02(c)(ii)

                         Form of Shareholders Agreement

[to be attached]

                                  Exhibit 6.03

                        Required Amendments and Revisions
                       Related to Series B Preferred Stock

1. Deletion or waiver of Section 7.2 of the Series B Purchase Agreement in its entirety.
2. Deletion or waiver of Section 7.3 of the Series B Purchase Agreement in its entirety.
3. Replacement of Section 7(b) of the Series B Certificate of Vote with:
   "On and after the Closing (as defined in the Securities Purchase Agreement, dated January __, 2000, no action on the part of Corporation shall constitute a `Special Default'."
4. Deletion of Section 13 of the Series B  Certificate  of Vote in its entirety.
5. Deletion or waiver of Section 7.20 of the Series B Purchase Agreement.

                                 Exhibit 6.03(d)

                          Terms of Amendment to By-Laws

[to be attached]

                                 Exhibit 6.03(g)

                     Terms of Amendment to Credit Facilities

[to be attached]

                                 Exhibit 6.03(i)

                       Form of KPMG Opinion Regarding NOLs

[to be attached]

                                    Exhibit C

                             SHAREHOLDERS' AGREEMENT

                           dated as of March 29, 2000

                                      among

                            TUTOR-SALIBA CORPORATION,

                                RONALD N. TUTOR,

                              O&G INDUSTRIES, INC.,

                          NATIONAL UNION FIRE INSURANCE
                           COMPANY OF PITTSBURGH, PA,

                           BLUM CAPITAL PARTNERS, L.P.

                           PB CAPITAL PARTNERS, L.P.,

                  THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS,

                     THE UNION LABOR LIFE INSURANCE COMPANY,
                   ACTING ON BEHALF OF ITS SEPARATE ACCOUNT P,

                                       and

                               PERINI CORPORATION

                                TABLE OF CONTENTS
                                                                           Page
ARTICLE I Definitions..........................................................1
     SECTION 1.01    Definitions...............................................1
     SECTION 1.02    Other Terms...............................................6

ARTICLE II Shares Subject to this Agreement; Transfers.........................7
     SECTION 2.01   Shares Subject to this Agreement...........................7
     SECTION 2.02   Restrictions on Transfer...................................7
     SECTION 2.03   Permitted Transferees; Co-Investors; Public Offerings......8
     SECTION 2.04   Restrictions on Transfer Relating to Preservation of NOLs..8
     SECTION 2.05   Attempted Transfers in Violation of this Agreement.........9
     SECTION 2.06   Legend.....................................................9

ARTICLE III Put Rights........................................................11
     SECTION 3.01   Put Option................................................11
     SECTION 3.02   Put Period................................................11
     SECTION 3.03   Put Notice................................................11
     SECTION 3.04   Put Price.................................................12
     SECTION 3.05   Put Closing...............................................12
     SECTION 3.06   Assignment of Put Option..................................12
     SECTION 3.07   RNT Obligation Under Put Option...........................12
     SECTION 3.08   Put Postponement..........................................13
     SECTION 3.09   Exercise of Put Option Not a Transfer.....................13

ARTICLE IV Call Rights........................................................13
     SECTION 4.01   Call Option...............................................13
     SECTION 4.02   CallPeriod................................................13
     SECTION 4.03   Call Notice...............................................13
     SECTION 4.04   Call Price................................................14
     SECTION 4.05   Call Closing..............................................14
     SECTION 4.06   Assignment of Call Option.................................14
     SECTION 4.07   Call Postponement.........................................14
     SECTION 4.08   Exercise of Call Option Not a Transfer....................15

ARTICLE V Rights of First Refusal.............................................15
     SECTION 5.01   Right of First Refusal on Transfers.......................15
     SECTION 5.02   Notice of Intent to Purchase..............................15
     SECTION 5.03   Offered Shares Closing....................................16
     SECTION 5.04   Sale to Third Party.......................................16
     SECTION 5.05   Limitation as to National Union...........................17

ARTICLE VI Tag-Along Rights...................................................17
     SECTION 6.01   Tag-Along Option..........................................17
     SECTION 6.02   Sale to Third Party.......................................18
     SECTION 6.03   Limitation as to National Union...........................18

ARTICLE VII The Company's Board Of Directors; Publicity.......................18
     SECTION 7.01   Nominees..................................................18
     SECTION 7.02   Voting for Election of Directors..........................20
     SECTION 7.03   Vacancy; Removal..........................................20
     SECTION 7.04   Continuation as Director..................................20
     SECTION 7.05   Publicity.................................................20
     SECTION 7.06   Observer Rights for Shareholder Designee..................20
     SECTION 7.07   Subscription Rights.......................................21

ARTICLE VIII Miscellaneous....................................................22
     SECTION 8.01   Injunctive Relief.........................................22
     SECTION 8.02   Entire Agreement..........................................22
     SECTION 8.03   Binding Effect; Benefit...................................22
     SECTION 8.04   Assignability.............................................23
     SECTION 8.05   Amendment; Waiver; Termination............................23
     SECTION 8.06   Notices...................................................23
     SECTION 8.07   Fees and Expenses.........................................25
     SECTION 8.08   Headings..................................................26
     SECTION 8.09   Counterparts..............................................26
     SECTION 8.10   Governing Law; Consent to Jurisdiction....................26
     SECTION 8.11   Limitations on Damages....................................26
     SECTION 8.12   Severability..............................................26
     SECTION 8.13   Amendments to Laws........................................27
     SECTION 8.14   No Third Party Beneficiaries..............................27
     SECTION 8.15   Mutual Drafting...........................................27
     SECTION 8.16   Further Representations...................................27

         SHAREHOLDERS' AGREEMENT dated as of March 29, 2000 (the "Agreement"), by and among Tutor-Saliba Corporation, a California corporation ("TSC"), Ronald
N. Tutor ("RNT"), National Union Fire Insurance Company of Pittsburgh, PA, a Pennsylvania corporation ("National Union"), O&G Industries, Inc., a Connecticut corporation ("O&G"), BLUM Capital Partners, L.P., a California limited partnership ("BLUM"), PB Capital Partners, L.P., a Delaware limited partnership ("PB Capital"), The Common Fund for Non-Profit Organizations, a New York non-profit corporation ("The Common Fund"), and The Union Labor Life Insurance Company, a Maryland corporation acting on behalf of its Separate Account P ("ULLICO"), and Perini Corporation, a Massachusetts corporation (the "Company"). Except to the extent a signatory hereto is explicitly excluded from the application of particular provisions of this Agreement as specified below, TSC, National Union, O&G, BLUM, PB Capital, The Common Fund and ULLICO are collectively referred to as the "Shareholders". O&G, BLUM, PB Capital, The Common Fund and ULLICO shall each be a party to this Agreement solely for purposes of Sections 2.04, 2.05 and 2.06 and Articles VI, VII and VIII. The Company shall be a party to this Agreement solely for purposes of Sections 2.03, 2.04, 2.05 and 2.06 and Articles VII and VIII.

                              W I T N E S S E T H :

         WHEREAS, pursuant to the Securities Purchase Agreement (as defined below) TSC, National Union and O&G have agreed to acquire securities of the Company; and

         WHEREAS, RNT is the sole shareholder of TSC; and

         WHEREAS, the parties hereto desire to enter into this Agreement to govern certain of their relative rights, duties and obligations after consummation of the transactions contemplated by the Securities Purchase Agreement; and

         WHEREAS, O&G, BLUM, PB Capital, The Common Fund and ULLICO have agreed to become parties to this Agreement to govern certain restricted transfers as set forth in Sections 2.04, 2.05 and 2.06, to provide tag-along rights and obligations as set forth in Article VI and to provide certain rights and obligations with respect to the election of directors, observer status and subscription as set forth in Article VII only.

         NOW, THEREFORE, the Shareholders having authorized the execution and delivery of this Shareholders' Agreement as required by the laws of the jurisdiction in which each is incorporated or organized, as the case may be, and intending to be bound hereby, agree as follows:

ARTICLE I

                                   Definitions

SECTION 1.01 Definitions. The following terms used in this Agreement have the following meanings:

(a) "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, provided that no security holder of the Company shall be deemed an Affiliate of any other security holder solely by reason of any investment in the Company.

(b) "Beneficially Own" shall have the meaning set forth in Rules 13d-3 or 16a-1 of the Exchange Act.

(c) "BLUM" has the meaning ascribed to it in the introductory paragraph to this Agreement.

(d) "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York City are required or authorized by law to close.

(e) "Call Event" means the proposed Transfer of Put/Call Shares to a bona fide purchaser through a registered public offering pursuant to registration rights granted under the Registration Rights Agreement.

(f) "Call Return" means 14% per annum.

(g) "Closing" means the Closing as defined in the Securities Purchase Agreement.

(h) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(i) "The Common Fund" has the meaning ascribed to it in the introductory paragraph to this Agreement.

(j) "Common Stock" means the common stock, par value $1.00 per share, of the Company.

(k) "Company" has the meaning ascribed to it in the introductory paragraph of this Agreement.

(l) "Control" (including with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, means the power, direct or indirect, (i) to vote or direct the voting of more than 50% of the outstanding shares of voting securities of such Person, or
(ii) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise, except that no change of control will be deemed to have occurred as a result of customary rights granted in any indenture, credit agreement or other agreement or instrument unless and until there has been a default under the terms of that agreement and the lender exercises the rights granted therein.

(m) "Covered Common Stock" means the shares of Common Stock of the Company purchased by a Shareholder pursuant to the Securities Purchase Agreement or otherwise owned by a Shareholder on the date hereof.

(n) "Definitive Agreements" mean this Agreement and the Securities Purchase Agreement, each as amended, modified or supplemented from time to time.

(o) "Distributable Property-in-Kind" means Property-in-Kind (other than Property-in-Kind that has been included in the calculation of Distributions) distributed or declared for distribution to a Shareholder on account of any Shares or other securities distributed in kind on account of Shares.

(p) "Distributions" mean (i) all cash dividends declared and paid on account of any Share, plus (ii) the cash proceeds received by a Shareholder from the sale of Property-in-Kind (minus all costs incurred by the Shareholder in connection with the sale, including attorneys fees and expenses), plus (iii) the Fair Market Value of any Property-in-Kind received by the Shareholder in exchange for Shares.

(q) "Equity  Security"  means (i) any Common Stock or other  Voting  Securities,
(ii) any securities of the Company convertible into or exchangeable for Common Stock or other Voting Securities or (iii) any options, rights or warrants (or any similar securities) issued by the Company to acquire Common Stock or other Voting Securities, in each case whether preferred or common, of any class or series, outstanding prior to or any time after the date of this Agreement.

(r) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(s) "Fair Market Value" means (i) with respect to any security listed on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. National Market System, the average of the daily closing prices on the American Stock Exchange (or the principal exchange or automated trading system on which such security may be listed or may trade) for the twenty (20) consecutive trading days commencing on the fifth (5th) trading day prior to the date as of which the Fair Market Value is being determined, and (ii) with respect to any security other than one described in clause (i) or any other property or assets, the Fair Market Value shall be the fair market value of such security or property established by two independent investment banking firms with national reputations, one of who will be selected by the Put Purchaser or Call Purchaser, as the case may be, and one of whom will be selected by the Put Seller or Call Seller, as the case may be. If the two investment banking firms arrive at fair market values that differ by more than 10%, the two investment banking firms shall select a third investment banking firm with a national reputation. The Fair Market Value shall be equal to the average of the two appraisals closest in value to each other in the case of three appraisals, or the average of the two appraisals if there is not a third appraisal. The closing price referred to in clause (i) for each day shall be the closing price, if reported, or, if the closing price is not reported, the average of the closing bid and asked prices as reported by the Nasdaq National Market (or such principal exchange or market) or a similar source selected from time to time by the Company for quotation of its Common Stock. In the event the closing prices required by clause (i) are unavailable, Fair Market Value shall be determined based on the ten (10) consecutive trading days commencing on the fifth (5th) trading day prior to the relevant date or, if such closing prices are unavailable, Fair Market Value shall be determined as provided in clause (ii).

(t) "Initial Investment per Share" means the $4.25 per Share paid by National Union for the Covered Common Stock under the Securities Purchase Agreement, as adjusted for any subsequent common stock dividends, stock splits, reverse stock splits or other similar transactions.

(u) "National Union" has the meaning ascribed to it in the introductory paragraph to this Agreement.

(v) "New Security" means any Equity Security proposed to be issued by the Company after the Closing; provided that "New Security" shall not include (i) any securities issuable upon conversion of any convertible Equity Security, (ii) any securities issuable upon exercise of any option, warrant or other similar Equity Security, (iii) any securities issuable in connection with any stock split, stock dividend or recapitalization of the Company where such securities are issued to all stockholders of the Company on a pro rata basis, (iv) any securities issued to officers, employees or directors of the Company or any of its Subsidiaries pursuant to any Board-approved officer, employee or director benefit plan or arrangement, (v) any securities issued in connection with any transaction whereby the Company acquires the stock, assets or business of a third party not prohibited by this Agreement, or (vi) any security issued in any public offering registered under the Securities Act .

(w) "O&G" has the meaning ascribed to it in the introductory paragraph of this Agreement.

(x) "PB Capital" has the meaning ascribed to it in the introductory paragraph to this Agreement.

(y) "Person" means and includes an individual, a partnership, a joint venture, a corporation, a trust, a limited liability company, an unincorporated organization, any foreign, federal, state or local court or tribunal or administrative, governmental or regulatory body, agency commission, division, department, public body or other authority, or any other organization or entity.

(z) "Pro Rata Share" means, as to any Shareholder or Permitted Transferee, the fraction of an entire issuance of New Securities, the numerator of which shall be the sum of (w) the number of shares of Common Stock owned by such Shareholder or Permitted Transferee immediately prior to such issuance of such New Securities plus (x) the number of shares of Common Stock into which then outstanding convertible securities (including, without limitation, options and warrants) owned by such Shareholder or Permitted Transferee are then exercisable or convertible, and the denominator of which shall be the sum of (y) the aggregate number of shares of Common Stock outstanding immediately prior to such issuance of such New Securities plus (z) the number of shares of Common Stock into which then outstanding convertible securities (including, without limitation, options and warrants) are then exercisable or convertible.

(aa) "Property-in-Kind" means securities, personal property or other assets (other than cash or additional shares of Common Stock) distributed to a Shareholder on account of Shares or other securities distributed in kind on account of Shares, whether through a dividend, recapitalization, reorganization, merger or similar transaction.

(bb) "Put Event" means (i) a change of Control of the Company; (ii) a change of Control of TSC; (iii) one or more Transfers (other than a Transfer to a Permitted Transferee) by TSC and its Permitted Transferees of shares of Common Stock such that RNT fails to have sole direct or indirect Beneficial Ownership of at least 10% of the outstanding Common Stock of the Company (for purposes hereof, the voting securities of the Company Beneficially Owned, directly or indirectly, by TSC shall be deemed solely Beneficially Owned indirectly by RNT),
(iv) RNT shall not be involved in the management of the Company or TSC, (v) breach of any provisions of the Definitive Agreements arising out of the sole actions of RNT or TSC; (vi) an order shall be entered by a court of competent jurisdiction finding the Company to be bankrupt or insolvent, ordering or approving liquidation or reorganization of the Company or appointing a receiver for all or substantially all of the property of the Company and such order shall not be vacated or stayed within 60 days, or an assignment shall be made by the Company for the benefit of its creditors; or (vii) acceleration of payment of a material principal amount of the senior debt of the Company. No Transfer of any security of the Company by National Union or any Permitted Transferee or Co-investor shall constitute or give rise to a Put Event hereunder.

(cc) "Put Return" means 10% per annum.

(dd) "Put/Call Shares" means up to 50% of the Shares purchased by National Union at Closing, which Shares (including Shares issued on account of any subsequent Common Stock dividends, stock splits, reverse stock splits or other similar transactions relating thereto) shall bear the legends set forth in subsections 2.06(a) and (b) and which shall be represented by a certificate separate and distinct from any Shares held by National Union or its Permitted Transferee, if any, that are not identically legended, and (ii) Shares represented by certificates issued to replace the certificate(s) referred to in the preceding clause; provided, however, that the Put/Call Shares shall not include Shares Transferred in accordance with Article V (except as provided in Section 5.04) or
Article VI (except as provided in Section 6.02) of this Agreement. Shares shall cease to be Put/Call Shares upon the lapse or termination of the Put Option or Call Option.

(ee) "Registration Rights Agreement" means that certain Registration Rights Agreement dated even date herewith among the Company, TSC, National Union and O&G, as amended, modified or supplemented from time to time.

(ff) "ROFR Shares" means: (i) as to National Union, its Permitted Transferees and any Co-Investors, any Put/Call Shares owned by such party (including Shares issued on account of any subsequent Common Stock dividends, stock splits, reverse stock splits or other similar transactions relating thereto), and (ii) as to TSC and its Permitted Transferees, any Shares owned by such party immediately following the Closing (including Shares issued on account of any subsequent Common Stock dividends, stock splits, reverse stock splits or other similar transactions relating thereto).

(gg) "SEC" means the Securities and Exchange Commission.

(hh) "Securities Act" means the Securities Act of 1933, as amended.

(ii) "Securities Purchase Agreement" means that certain Securities Purchase Agreement dated as of February 5, 2000 entered into by and among the Company, TSC, National Union and O&G relating to the purchase and sale of Covered Common Stock, as amended, modified or supplemented from time to time.

(jj) "Shareholder" has the meaning ascribed to it in the introductory paragraph to this Agreement and also includes any Permitted Transferee, whether in connection with its execution and delivery as of the date hereof, or otherwise, so long as such Person Beneficially Owns any Shares and the Agreement has not terminated.

(kk) "Shares" means shares of Covered Common Stock as adjusted for stock splits, reverse stock splits and Common Stock dividends declared and paid on account of Covered Common Stock and similar transactions.

(ll) "Subsidiary" means any Person of which a Shareholder or Permitted Transferee shall now or hereafter own or be owned by, directly or indirectly, through one or more Subsidiaries or otherwise, a Person holding equity interests representing 100% of the voting securities of such Person.

(mm) "Target Investment Value per Share" means, as of the date of any Put Notice or Call Notice, the amount to be paid to National Union or its Permitted Transferee, if any, such that the internal rate of return (calculated on an annual basis) on National Union's Initial Investment per Share, taking into account Distributions, shall be equal to the Put Return or Call Return, as the case may be.

(nn) "Trading Day" with respect to a securities exchange or automated quotation system means a day on which such exchange or automated quotation system is open and conducting business.

(oo) "Transfer" (including with correlative meanings, the terms "transferring" and "transferred") means the direct or indirect sale, assignment, transfer, grant of a participation or derivative interest in, pledge or other disposition of any Shares (or solicitation of any offers to buy or otherwise acquire, or take a pledge of, any Shares).

(pp) "ULLICO" has the meaning ascribed to it in the introductory paragraph of this Agreement.

(qq) "Voting Security" means at any time shares of any class of capital stock of the Company which are then entitled to vote generally in the election of directors.

SECTION 1.02 Other Terms. Each of the following terms is defined in the Section set forth opposite such term:

                  Term                                        Section
                  ------                                      -------
                  Assignee                                    3.07
                  Call Closing                                4.05
                  Call Notice                                 4.04
                  Call Option                                 4.01
                  Call Period                                 4.02
                  Call Postponement                           4.07
                  Call Price                                  4.05
                  Call Purchaser                              4.01
                  Call Seller                                 4.01
                  Co-Investor                                 2.03
                  Disposing Shareholder                       6.01
                  NOLs                                        2.04
                  Offer                                       5.01
                  Offered Shares                              5.01
                  Offered Shares Closing                      5.03
                  Permitted Transferee                        2.03
                  Proposed Transferee                         5.01
                  Public Offering                             2.03
                  Purchasing Shareholder                      5.02
                  Put Closing                                 3.06
                  Put Event Period                            3.02
                  Put Notice                                  3.04
                  Put Option                                  3.01
                  Put Period                                  3.02
                  Put Price                                   3.05
                  Put Postponement                            3.09
                  Put Purchaser                               3.01
                  Put Seller                                  3.01
                  Selling Shareholder                         5.01
                  Subscription Notice                         7.07

ARTICLE II

                   Shares Subject to this Agreement; Transfers

     SECTION 2.01 Shares Subject to this Agreement. Except as otherwise provided in any Article of this Agreement, the Shares owned by any Shareholder, Permitted Transferee or Co-Investor from time to time shall be subject to this Agreement. Shares transferred by any Shareholder, Permitted Transferee or Co-Investor shall not be entitled to the benefits of, or subject to the obligations in, this Agreement unless otherwise expressly provided for in this Agreement.

     SECTION 2.02 Restrictions on Transfer. No Shareholder, Permitted Transferee or Co-Investor may, directly or indirectly, Transfer to third parties or any other shareholder of the Company, any Shares (including, in the case of National Union or its Permitted Transferee, the Put/Call Shares), in whole or in part, unless both (i) such Shares are Transferred pursuant to Section 2.04 of this Agreement, and (ii) such Shares are Transferred, directly or indirectly, in accordance with Articles III, IV, V and VI of this Agreement to the extent such provisions are applicable. For purposes hereof, an indirect Transfer shall include the Transfer of Control of any Shareholder except where the indirect transferee is a Permitted Transferee.

     SECTION 2.03   Permitted Transferees; Co-Investors; Public Offerings.

     (a) A "Permitted Transferee" shall mean, as to any Shareholder, (i) a Subsidiary of such Shareholder, (ii) any Person that owns, directly or indirectly, 100% of the outstanding capital stock of such Shareholder or (iii) a Subsidiary of a person described in clause (ii). A Shareholder shall be permitted to Transfer up to 100% of its Shares to a Permitted Transferee without first complying with any provisions of this Agreement other than Sections 2.04 and 2.05. A Permitted Transferee shall be entitled to the benefits of, and be subject to the obligations in, this Agreement. A Permitted Transferee shall be required to execute and deliver a counterpart of this Agreement and such other agreements as the Shareholders and the Company shall reasonably request agreeing to be bound hereby and such Permitted Transferee shall be deemed to be a Shareholder hereunder and a party to this Agreement.

     (b)  A  "Co-Investor"  shall  mean  any  Person  (other  than  a  Permitted
Transferee or a purchaser in a bona fide registered public offering) to which any Shareholder, Permitted Transferee or Co-Investor Transfers Shares. Notwithstanding anything herein to the contrary, (x) a Co-Investor shall have no rights or obligations under Articles III, IV, V or VI of this Agreement (except as otherwise provided in Sections 5.04 or 6.02), and (y) a Co-Investor shall have no rights to nominate a director under Article VII but shall be subject to the voting requirements of Sections 7.02 and 7.03 thereof.

     (c) A Shareholder shall be permitted to Transfer up to 100% of its Shares (other than Put/Call Shares) to a bona fide purchaser through a registered public offering pursuant to registration rights granted under the Registration Rights Agreement (a "Public Offering") without first complying with any provisions of this Agreement other than Sections 2.04 and 2.05 and Articles V and VI. Persons who acquire their Shares in a Public Offering shall not have any rights or obligations under this Agreement and shall not become parties hereto.

     SECTION 2.04 Restrictions on Transfer Relating to Preservation of NOLs. Notwithstanding any other provision of the Agreement to the contrary, to preserve the Company's ability to fully utilize its net operating loss carryforwards ("NOLs"), which each Shareholder deems to be a material favorable attribute of its investment in the Equity Securities of the Company, each of the Shareholders, their Permitted Transferees and the Co-Investors agrees that it will not purchase or sell any Equity Securities of the Company during the three-year period commencing on the Closing Date unless it meets each of the following four conditions:

     (a) Such Shareholder, Permitted Transferee or Co-Investor shall notify each of the Company and the other parties hereto in writing at least fifteen (15) Business Days in advance of any proposed purchase or sale;

     (b) Other than with respect to Put/Call Shares being Transferred in accordance with Article III or IV of this Agreement, all the other Shareholders shall be given the opportunity to participate in any proposed purchase or sale in proportion to the amount of Equity Securities of the Company held by such Shareholder as of the date of the notice referred to in clause (a);

     (c) Each Shareholder, Permitted Transferee or Co-Investor shall consummate any proposed purchase or sale only to the extent that tax advisors for the Company (or in the alternative, tax advisors retained by the selling party reasonably acceptable to the Company and the Shareholders) have provided the Company with written advice that the proposed purchase or sale will not impair the ability of the Company to fully utilize its remaining NOLs; the Company shall use commercially reasonable efforts to obtain tax advice referred to in this clause (c) from its tax advisors and shall cooperate with the reasonable requests for information from the Shareholders or their respective tax advisors retained pursuant to this clause (c); and

     (d) Each Permitted Transferee and Co-Investor shall execute and deliver a counterpart of this Agreement or such other agreements as the Shareholders and the Company shall reasonably request as to the existence and enforceability of Sections 2.04 and 2.05 and such Permitted Transferee or Co-Investor shall be deemed to be a Shareholder hereunder and a party to this Agreement for such purposes.

     In addition, each of the Shareholders and their respective Permitted Transferees agrees that during the three year period commencing on the Closing Date, it will - and it will use commercially reasonable efforts to cause any director designated by it to - vote against any issuance or redemption of Equity Securities by the Company if such issuance or redemption would impair the ability of the Company to fully utilize its remaining NOLs unless such issuance or redemption is authorized by Shareholders and their Permitted Transferees holding at least two-thirds of the Shares then held by such persons.

     SECTION 2.05 Attempted Transfers in Violation of this Agreement. Any attempt by a Shareholder, Permitted Transferee or Co-Investor to transfer Equity Securities of the Company or any interest therein, directly or indirectly, to any Person in violation of any provision of this Agreement shall be void ab initio and the Company shall have no obligation to, and shall refuse to, register such Equity Securities of the Company in the name of the transferee and the transferee shall have no rights with respect to such Equity Securities.

     SECTION 2.06   Legend.

     (a) In addition to any other legend that may be required pursuant to the Securities Purchase Agreement or otherwise, each certificate for the Shares that is issued to any Shareholder shall bear a legend in substantially the following form:

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER (INCLUDING RIGHTS OF FIRST REFUSAL AND TAG-ALONG RIGHTS), ALL AS SET FORTH IN THE SHAREHOLDERS' AGREEMENT DATED AS OF MARCH 29, 2000. THE HOLDER OF THIS CERTIFICATE MAY REQUEST A COPY OF THE SHAREHOLDERS' AGREEMENT FROM THE COMPANY, A COPY OF WHICH THE COMPANY WILL MAIL TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE WITHIN FIVE (5) DAYS AFTER RECEIPT OF THE REQUEST ADDRESSED TO THE SECRETARY OF THE COMPANY."

     (b) In addition to any other legend that may be required, each certificate for the Put Shares that is issued to any Shareholder shall bear a legend in substantially the following form:

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO PUT AND CALL OPTIONS AS SET FORTH IN THE SHAREHOLDERS' AGREEMENT DATED AS OF MARCH 29, 2000 AND ARE NOT TRANSFERABLE EXCEPT AS PERMITTED UNDER THAT AGREEMENT. THE HOLDER OF THIS CERTIFICATE MAY REQUEST A COPY OF THE SHAREHOLDERS' AGREEMENT FROM THE COMPANY, A COPY OF WHICH THE COMPANY WILL MAIL TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE WITHIN FIVE (5) DAYS AFTER RECEIPT OF THE REQUEST ADDRESSED TO THE SECRETARY OF THE COMPANY."

     (c) In addition to any other legend that may be required, each certificate for Equity Securities that is issued to any Shareholder shall bear a legend in substantially the following form:

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER IN ORDER TO PRESERVE THE COMPANY'S ABILITY TO UTILIZE ITS NET OPERATING LOSS CARRYFORWARDS AS SET FORTH IN THE SHAREHOLDERS' AGREEMENT DATED AS OF MARCH 29, 2000 AND ARE NOT TRANSFERABLE EXCEPT AS PERMITTED UNDER THAT AGREEMENT. THE HOLDER OF THIS CERTIFICATE MAY REQUEST A COPY OF THE SHAREHOLDERS' AGREEMENT FROM THE COMPANY, A COPY OF WHICH THE COMPANY WILL MAIL TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE WITHIN FIVE (5) DAYS AFTER RECEIPT OF THE REQUEST ADDRESSED TO THE SECRETARY OF THE COMPANY."

     (d) The same legends shall be placed on all certificates for Shares and other Equity Securities, as the case may be, that are or become subject to this Agreement. The failure to place legends on a certificate shall not affect the application of this Agreement to the Shareholders.

     (e) If any Shares shall cease to be subject to the restrictions on Transfer under this Article II, the holder may request that the Company remove the legend set forth in Section 2.06(a) or, if the Shares shall cease to be Put/Call Shares, the holder may request the Company to remove the legend set forth in
Section 2.06(b), or, if Equity Securities shall cease to be subject to the restrictions on Transfer set forth in Section 2.04, the holder may request the Company to remove the legend set forth in Section 2.06(c)and issue a new certificate evidencing such Equity Securities without the applicable legend required to be endorsed thereon, if such legend is no longer applicable.

ARTICLE III

                                   Put Rights

     SECTION 3.01 Put Option. Subject to Section 2.04 (other than subsection 2.04(b)), National Union and its Permitted Transferees, if any (collectively the "Put Seller") shall have the right, at their collective discretion, to cause TSC or its Assignee (as hereafter defined) (a "Put Purchaser") to purchase (the "Put Option") all (but not less than all) of the Put/Call Shares owned by the Put Seller as of the date notice is given pursuant to Section 3.03; provided, however, that during a Put Event Period triggered by a Put Event set forth in subclauses (i), (ii), (iii), (iv) or (v) thereof, National Union may elect to include within the term "Put/Call Shares" for purposes of this Article III any other Shares purchased by National Union at Closing then owned by it (including Shares issued on account of any subsequent Common Stock dividends, stock splits, reverse stock splits or other similar transactions relating thereto).

     SECTION 3.02 Put Period. The "Put Period" shall be the period commencing on the third anniversary of the Closing and ending on the sixth anniversary of the Closing. In addition, a "Put Event Period" shall also commence on the occurrence of a Put Event and shall continue for ninety (90) days thereafter.

     SECTION 3.03 Put Notice. The Put Seller shall exercise the Put Option by delivery of written notice to the Put Purchaser during the Put Period or Put Event Period, as the case may be. Upon receipt of a Put Notice in accordance with the terms hereof, the Put Seller shall be obligated to sell all of the Put/Call Shares then outstanding free and clear of all liens and encumbrances created by it or its Affiliates (other than pursuant to this Agreement) and the Put Purchaser shall be obligated to purchase all of such Put/Call Shares at the applicable Put Price in accordance with, and subject to, the terms hereof; provided, however, that the Put Option may not be exercised if the Put Seller has breached the requirements of Article 2 hereof for so long as such breach is continuing.

     SECTION 3.04 Put Price. The "Put Price" shall be the product of the (a) the number of Put/Call Shares outstanding subject to the Put Option, multiplied by (b) the Target Investment Value per Share. At the Put Closing, the Put Seller will distribute to the Put Purchaser the Distributable Property-in-Kind.

     SECTION 3.05 Put Closing. The closing of the purchase and sale of Put/Call Shares pursuant to the Put Option, shall take place at the principal office of the Put Purchaser on a Business Day to be mutually agreed upon by the Put Purchaser and Put Seller, which date shall be as soon as practicable after receipt of the Put Notice (the "Put Closing"); provided, however, that if the purchase of Put/Call Shares is subject to prior regulatory approval or requires the determination of Fair Market Value, the parties will use their reasonable best efforts to obtain the necessary regulatory approvals or determination of Fair Market Value and Put Closing shall be postponed until the expiration of five (5) Business Days after the later of (i) all such regulatory approvals shall have been received or (ii) the determination of Fair Market Value. At the Put Closing, the Put Seller shall deliver to the Put Purchaser (A) the certificates representing the Put/Call Shares duly endorsed or accompanied by stock powers executed in blank, in form and substance satisfactory to the Put Purchaser, together with all other documents required to be executed in connection with the sale of the Put/Call Shares and evidence satisfactory to the Put Purchaser that the Put/Call Shares are being transferred free and clear of all liens and encumbrances created by the Put Seller or its Affiliates, and (B) all Distributable Property-in-Kind (it being understood that in no event shall a Put Seller be obligated to make any representations and warranties, or to provide any indemnities, with respect to any matters other than title to the Put Shares and Distributable Property-in-Kind held by such Person, such title being free and clear of all liens and encumbrances created by it or its Affiliates, and such Person's authority, authorization and right to enter into and consummate the sale without contravention of any law or agreement, and without the need for any third party consent or approval (not including any governmental or regulatory consent or approval which shall have been received)). At the Put Closing, the Put Purchaser shall pay the Put Price by delivery of cash by wire transfer to the account of the Put Seller. At the Put Closing, the Put Seller will transfer the Distributable Property-in-Kind to the Put Purchaser.

     SECTION 3.06 Assignment of Put Option. TSC may assign its rights and obligations to purchase the Put/Call Shares to an Affiliate, including RNT, the Company or a Permitted Transferee (the "Assignee"), in which event all references to TSC shall be deemed to refer to any Assignee and such Assignee shall be deemed a party to this Agreement. Notwithstanding an assignment of the Put Option by TSC or its Permitted Transferee, TSC shall remain liable under this Article III. The rights and obligations of the Put Seller under this
Article III are not assignable without the consent of TSC.

     SECTION 3.07 RNT Obligation Under Put Option. RNT shall be jointly and severally liable for all obligations of TSC under this Article III.

     SECTION 3.08 Put Postponement. Notwithstanding anything herein to the contrary, the Put Seller may not exercise the Put Option if prohibited from doing so under Article II or applicable law, provided the Put Purchaser and Put Seller, as applicable, shall take all reasonable steps to comply with such applicable law.

     SECTION 3.09 Exercise of Put Option Not a Transfer. Neither the exercise by the Put Seller of the Put Option, nor the consummation of the transaction contemplated thereby, shall constitute a Transfer that is subject to the right of first refusal set forth in Article V or that is subject to the tag-along rights set forth in Article VI.

ARTICLE IV

                                   Call Rights

     SECTION 4.01 Call Option. Subject to Section 2.04 (other than subsection 2.04(b)), TSC or its Assignee (in either case, the "Call Purchaser") has the right, at its sole option, to cause National Union and its Permitted Transferees, if any (collectively the "Call Seller") to sell (the "Call Option") to TSC or its Assignee all (but not less than all) of the Put/Call Shares held by the Call Seller as of the date notice is given pursuant to Section 4.03.

     SECTION 4.02 Call Period. The "Call Period" shall be the period commencing on the third anniversary of the Closing and ending on the sixth anniversary of the Closing. In addition, a Call Period shall also commence on the occurrence of a Call Event and shall continue for ninety (90) days thereafter. Notwithstanding anything in this Agreement to the contrary, the Call Period (and the Call Option) shall terminate upon (i) a change of Control of the Company; (ii) a change of Control of TSC; (iii) one or more Transfers (other than a Transfer to a Permitted Transferee) by TSC and its Permitted Transferees of shares of Common Stock such that RNT fails to have sole direct or indirect Beneficial Ownership of at least 10% of the outstanding Common Stock of the Company (for purposes hereof, the voting securities of the Company Beneficially Owned, directly or indirectly, by TSC shall be deemed solely Beneficially Owned indirectly by RNT), (iv) RNT not being involved in the management of the Company or TSC, or (v) breach of any provisions of the Definitive Agreements arising out of the sole actions of RNT or TSC.

     SECTION 4.03 Call Notice. A Call Purchaser shall exercise its Call Option by delivery of written notice to the Call Seller during the Call Period. Upon receipt of a Call Notice in accordance with the terms hereof, the Call Seller shall be obligated to sell all of its or their Put/Call Shares free and clear of all liens and encumbrances created by it or its Affiliates (other than pursuant to this Agreement) and the Call Purchaser shall be obligated to purchase all of its or their Put/Call Shares at the Call Price in accordance with, and subject to, the terms hereof.

     SECTION 4.04 Call Price. The "Call Price" for the Put/Call Shares shall be the product of the (a) the number of Put/Call Shares outstanding and subject to the Call Option, multiplied by (b) the Target Investment Value per Share. At the Call Closing, the Call Seller with distribute to the Call Purchaser the Distributable Property-in-Kind.

     SECTION 4.05 Call Closing. The closing of the purchase and sale of Put/Call Shares pursuant to the Call Option, shall take place at the principal office of the Call Purchaser on a Business Day to be mutually agreed upon by the Call Purchaser and the Call Seller, which date shall be as soon as practicable days after receipt of the Call Notice (the "Call Closing"); provided, however, that if the purchase of Put/Call Shares is subject to prior regulatory approval or requires the determination of Fair Market Value, the parties will use their reasonable best efforts to obtain the necessary regulatory approvals or determination of Fair Market Value and the Call Closing shall be postponed until the expiration of five (5) Business Days after the later of (i) all such regulatory approvals shall have been received or (ii) the determination of Fair Market Value. At the Call Closing, the Call Seller shall deliver to the Call Purchaser (A) the certificates representing the Put/Call Shares duly endorsed or accompanied by stock powers executed in blank, in form and substance satisfactory to the Call Purchaser, together with all other documents required to be executed in connection with the sale of the Put/Call Shares and evidence satisfactory to the Call Purchaser that the Put/Call Shares are being transferred free and clear of all liens and encumbrances created by the Call Seller or its Affiliates, and (B) all Distributable Property-on-Kind (it being understood that in no event shall a Call Seller be obligated to make any representations and warranties, or to provide any indemnities, with respect to any matters other than title to the Put/Call Shares and Distributable Property-in-Kind held by such Person, such title being free and clear of all liens and encumbrances created by it or its Affiliates, and such Person's authority, authorization and right to enter into and consummate the sale without contravention of any law or agreement, and without the need for any third party consent or approval (not including any governmental or regulatory consent or approval which shall have been received)). At the Call Closing, the Call Purchaser shall pay the Call Price by delivery of cash by wire transfer to the account of the Call Seller. At the Call Closing, the Call Seller will transfer the Distributable Property-in-Kind to the Call Purchaser.

     SECTION 4.06 Assignment of Call Option. TSC may assign its rights and obligations to purchase the Put/Call Shares to any Permitted Transferee and, with the consent of National Union to such transfer of the Call Option in writing (which consent shall be in the sole discretion of National Union and may be granted or withheld for any reason or no reason), to any other Assignee.

     SECTION 4.07 Call Postponement. Notwithstanding anything herein to the contrary, the Call Purchaser may not exercise the Call Option if prohibited from doing so under applicable law, provided the Call Purchaser and Call Seller, as applicable, shall take all reasonable steps to comply with such applicable law.

     SECTION 4.08 Exercise of Call Option Not a Transfer. Neither the exercise by the Call Purchaser of the Call Option, nor the consummation of the transaction contemplated thereby shall constitute a Transfer that is subject to the right of first refusal set forth in Article V or that is subject to the tag-along rights set forth in Article VI.

ARTICLE V

                             Rights of First Refusal

     SECTION 5.01   Right of First Refusal on Transfers.

     (a) Only National Union, TSC and their respective Permitted Transferees shall have any rights and obligations under this Article V (each a "Selling Shareholder"). Subject to Sections 2.04, 5.04 and 5.05, if any Selling Shareholder desires to Transfer all or any part of the ROFR Shares owned by it pursuant to a bona fide offer from a third party (the "Proposed Transferee"), the Selling Shareholder(s) shall submit a written offer (the "Offer") to sell such shares (the "Offered Shares") on terms and conditions, including price, not less favorable than those on which the Selling Shareholder(s) proposes to sell such Offered Shares to the Proposed Transferee to TSC and its Permitted
Transferees (if the Selling Shareholder is National Union or its Permitted Transferees) or to National Union and its Permitted Transferees (if the Selling Shareholder is TSC, RNT or their Permitted Transferees); in either case, the parties to whom the Selling Shareholder(s) offer their shares are referred to in this Article V as the "Offerees".

     (b) The rights of TSC or its Permitted Transferees, on the one hand, and National Union and its Permitted Transferees, on the other hand, under this
Article V shall be in addition to and not in substitution of their respective rights under the Put Option or Call Option, as the case may be, in their discretion.

     (c) So long as the Put Option and Call Option shall remain in effect, any Put/Call Shares not otherwise Transferred as permitted under Section 2.03,
Article V or Article VI shall continue to be subject to Articles III and IV, as the case may be.

     (d) The Offer shall disclose the identity of the Proposed Transferee, the number of Offered Shares proposed to be sold, the total number of ROFR Shares owned by the Selling Shareholder(s), the terms and conditions (including price) of the proposed sale, and any other material facts relating to the proposed sale. The Offer shall further state that the Offerees may acquire, in accordance with the provisions of this Agreement, the Offered Shares for the price and upon the other terms and conditions, including deferred payment (if applicable), set forth therein.

     SECTION 5.02 Notice of Intent to Purchase. If an Offeree desires to purchase the Offered Shares offered to it, it shall communicate in writing its election to purchase to the Selling Shareholder(s) and each other Offeree within fifteen (15) days of the date of the Offer (each party providing such notice, a "Purchasing Shareholder") . A Purchasing Shareholder may also, but shall not be required to, state that it is exercising an over-allotment right (the "Over-Allotment Right") and the number of Shares it is willing to acquire pursuant to such right; if any Offeree does not exercise its right of first refusal pursuant to Section 5.01(a)(i), such Shares shall be allocated pro rata among the Purchasing Shareholders exercising the Over-Allotment Right up to the maximum amount stated in such Purchasing Shareholder's notices. Such communication shall, when taken in conjunction with the Offer, be deemed to constitute a valid, binding and enforceable agreement for the sale and purchase of the Offered Shares.

     SECTION 5.03 Offered Shares Closing. The closing of the purchase and sale of Offered Shares pursuant to the Offer, shall take place at the principal office of the Selling Shareholder(s) on a Business Day to be mutually agreed to by the Selling Shareholder(s) and the Purchasing Shareholder(s) (the "Offered Shares Closing"), provided that if the purchase of Offered Shares is subject to prior regulatory approval, the parties will use their reasonable best efforts to obtain the necessary regulatory approvals and the Offered Shares Closing shall be postponed until the expiration of five (5) Business Days after all such regulatory approvals shall have been received. At the Offered Shares Closing, the Selling Shareholder(s) shall deliver to the Purchasing Shareholder(s) the certificates representing the Offered Shares duly endorsed or accompanied by stock powers executed in blank, in form and substance satisfactory to the Purchasing Shareholder(s), together with all other documents required to be executed in connection with the sale of the Offered Shares and evidence satisfactory to the Purchasing Shareholder(s) that the Offered Shares are being transferred free and clear of all liens and encumbrances created by the Selling Shareholder(s) or its Affiliates (it being understood that in no event shall a Selling Shareholder be obligated to make any representations and warranties, or to provide any indemnities, with respect to any matters other than title to the Offered Shares held by such Person, such title being free and clear of all liens and encumbrances created by it or its Affiliates, and such Person's authority, authorization and right to enter into and consummate the sale without contravention of any law or agreement, and without the need for any third party consent or approval (not including any governmental or regulatory consent or approval which shall have been received)). At the Offered Shares Closing the Purchasing Shareholder(s) shall pay the purchase price for the Offered Shares in such amount and on such payment terms as set forth in the Offer.

     SECTION 5.04 Sale to Third Party. If the Shareholders do not purchase all of the Offered Shares, the Offered Shares not so purchased may be sold by the Selling Shareholder(s) at any time within sixty (60) days after the date the Offer was made. Any such sale shall be to the Proposed Transferee at not less than the price and upon other terms and conditions not more favorable to the Proposed Transferee than those specified in the Offer. If any Offered Shares are not sold within the sixty (60)-day period or if the terms of the Offer shall change, the Offered Shares shall be subject to renewed compliance with the requirements of the right of first refusal pursuant to Section 5.01. Any third party to whom Shares are sold shall become a Co-Investor and shall have no rights or obligations under this Agreement except as provided in Sections 2.02(i), 2.03(b), 2.04 and 2.05 and Sections 7.02 and 7.03, provided, however, that if (x) the Transfer to a Co-Investor is a Transfer by National Union or its Permitted Transferee of Put/Call Shares and if the price to be paid equals or exceeds the Target Investment Value per Share (using the Call Rate as the discount rate) as of the date set for payment, then the Put/Call Shares so Transferred shall continue to be subject to the Call Option and the purchasing Co-Investor shall execute such documents as are reasonably requested by TSC or its Assignee as to the existence and enforceability of the Call Option, and (y) if the Transfer to a Co-Investor is a Transfer by National Union or its Permitted Transferee of Put/Call Shares and if RNT consents to such Transfer and the continuation of the Put Option and the Call Option in writing (which consent shall be in the sole discretion of RNT and may be granted or withheld for any reason or no reason), then the Put/Call Shares so Transferred shall continue to be subject to the Put Option and the Call Option.

     SECTION 5.05 Limitation as to National Union. The rights and obligations set forth in this Article V shall not apply to any Shares purchased by National Union other than the Put/Call Shares.

ARTICLE VI

                                Tag-Along Rights

     SECTION 6.01 Tag-Along Option. Subject to Sections 2.04 and 6.03 of this Agreement, if a Shareholder (a "Disposing Shareholder") (i) decides to sell Shares and (ii) either (x) any one or more of the other Shareholders have not exercised their right of first refusal as provided in Article V and purchased the Offered Shares or (y) the Shares in question are not subject to Article V, the Disposing Shareholder will cause the intended purchaser of such Disposing Shareholder's Shares to afford to each party hereto that is a Shareholder for purposes of this Article VI (each, a "Non-Exercising Shareholder"), at its option, the opportunity to sell (and will require the prospective purchaser to purchase) the Shares held by such Non-Exercising Shareholders in the same proportion to the aggregate number of Shares sought to be disposed of in such sale by the Disposing Shareholder and Non-Exercising Shareholders and on the same terms and conditions as those to be sold by the Disposing Shareholder, and for the same consideration per share. The Disposing Shareholder's obligation to afford the Non-Exercising Shareholders, or cause the Non-Exercising Shareholders to be afforded, the opportunity and rights set forth in this Article VI, shall be discharged if the Non-Exercising Shareholders are given written notice which allows such Non-Exercising Shareholders thirty (30) days to elect to avail themselves of such rights by written notice to the Disposing Shareholder. If any Non-Exercising Shareholder elects to not participate or otherwise does not affirmatively respond within such thirty (30) day period, the Disposing Shareholders and such Non-Exercising Shareholders who have made an affirmative election to sell their Shares may proceed with the sale, without regard to the application of this Article VI to the non-electing Non-Exercising Shareholder(s).

     SECTION 6.02 Sale to Third Party. Any such sales shall be at not less than the price and upon other terms and conditions not more favorable than those specified in the Offer. If any such Shares are not sold within a sixty (60)-day period from the date of the Offer, or if the terms of the Offer shall change, the Shares shall again be subject to the requirements of the tag-along right pursuant to Section 6.01. Any third party to whom Shares are sold shall become a Co-Investor and shall have no rights or obligations hereunder except as provided in Sections 2.02(i), 2.03(b), 2.04 and 2.05 and Sections 7.02 and 7.03,
provided, however, that if the sale to a third party is a sale by National Union or its Permitted Transferee of Put/Call Shares and if the price per share to be paid exceeds the Target Investment Value per Share (using the Call Rate as the discount rate), then the Put/Call Shares so Transferred shall continue to be subject to the Call Option and the purchasing Co-Investor shall execute such documents as are reasonably requested by TSC or its Assignee as to the existence and enforceability of the Call Option.

     SECTION 6.03 Limitation as to National Union. The rights and obligations set forth in this Article VI shall not apply to any Shares purchased by National Union other than the Put/Call Shares.

ARTICLE VII

                   The Company's Board Of Directors; Publicity

     SECTION 7.01 Nominees. Each of the Shareholders (together with its Permitted Transferees) shall have the right to designate one person to be elected to the Board of Directors of the Company, which designee the Company shall nominate for director in accordance with its Charter and By-Laws as follows:

          (i) National Union and its Permitted Transferees, if any, shall collectively be entitled to nominate one (1) person for election by the Board of Directors and the Board of Directors of the Company shall appoint such nominee to fill a vacancy on the Board of Directors at Closing. Thereafter, the Board of Directors of the Company shall nominate the person nominated, from time to time, by National Union or its Permitted Transferee as a director of the Company for reelection as a Class I director and such nominee shall be submitted for election by shareholders as soon as members of such Class stand for election, and each time members of such Class stand for election thereafter subject to the terms hereof; the right to designate a director pursuant to this Section 7.01(a)(i) shall terminate at such time as National Union and its Permitted Transferees collectively cease to hold at least 25% of the Shares National Union acquired at Closing; and

          (ii) O&G and its Permitted Transferees, if any, shall be entitled to nominate one (1) person for election by the Board of Directors and the Board of Directors of the Company shall appoint such nominee to fill a vacancy on the Board of Directors at Closing. Thereafter, the Board of Directors of the Company shall nominate the person nominated, from time to time, by O&G or its Permitted Transferee as a director of the Company for reelection as a Class III director and such nominee shall be submitted for election by shareholders as soon as members of such Class stand for election, and each time members of such Class stand for election thereafter subject to the terms hereof; the right to designate a director pursuant to this Section 7.01(a)(ii) shall terminate at such time as O&G and its Permitted Transferees collectively cease to hold at least 25% of the Shares O&G acquired at Closing;

          (iii) TSC and its Permitted Transferees, if any, shall be entitled to nominate one (1) person for election to the Board of Directors of the Company; the parties hereto agree and acknowledge that RNT shall be deemed the designee of TSC; RNT or such other person as may be designated by TSC shall be submitted for election by shareholders as part of the management slate each time members of such Class stand for election thereafter subject to the terms hereof; the right to designate a director pursuant to this
     Section 7.01(a)(iii) shall terminate at such time as TSC and its Permitted Transferees collectively cease to hold at least 25% of the Shares they acquired at Closing; and

          (iv) PB Capital and its Permitted Transferees, if any, shall collectively be entitled to nominate one (1) person for election to the Board of Directors of the Company; the parties hereto agree and acknowledge that Michael Klein ("Klein") shall be deemed the designee of PB Capital as of the date of this Agreement; Klein or such other person as may be designated by PB Capital shall be submitted for election by shareholders as part of the management slate each time members of such Class stand for election thereafter subject to the terms hereof; the right to designate a director pursuant to this Section 7.01(a)(iv) shall terminate at such time as PB Capital and its Permitted Transferees collectively cease to hold at least 5% of the outstanding shares of Common Stock of the Company; and

          (v) ULLICO and its Permitted Transferees, if any, shall collectively be entitled to nominate one (1) person for election by the Board of Directors and the Board of Directors of the Company shall appoint such nominee to fill a vacancy on the Board of Directors at Closing. Thereafter, the Board of Directors of the Company shall nominate the person nominated, from time to time, by ULLICO and its Permitted Transferees as a director of the Company for reelection as a Class II director and such nominee shall be submitted for election by shareholders as soon as members of such Class stand for election, and each time members of such Class stand for election thereafter subject to the terms hereof; the right to designate a director pursuant to this Section 7.01(a)(v) shall terminate at such time as ULLICO and its Permitted Transferees collectively cease to hold at least 5% of the outstanding shares of Common Stock of the Company.

     (b) The Company shall use its best efforts to cause each nominee described in clause (a) of this Section 7.01 to be nominated to the Board by the directors of the Company as part of the management slate and to be submitted to the shareholders of the Company for election at each annual or special meeting of the shareholders convened for that purpose so long as each of them has the right to nominate a director in accordance with this Section 7.01.

     SECTION 7.02 Voting for Election of Directors. Each of the Shareholders, their respective Permitted Transferees and Co-Investors agree to vote all shares of capital stock of the Company then owned by it to elect to the Board of Directors of the Company any person entitled to be nominated by any of the other Shareholders (or their respective Permitted Transferees) pursuant to Section 7.01.

     SECTION 7.03 Vacancy; Removal. Each Person who nominates a director of the Company pursuant to Section 7.01 shall have the right to cause that person to resign as a director of the Company. Any vacancy on the Board of Directors of the Company created by the resignation, removal, incapacity or death of any person nominated under this Article VII shall be filled by another person nominated by the Person who nominated the director creating such vacancy or by such Person's successors and assigns. The Shareholders agree to vote their respective shares of Common Stock in accordance with such new designation, and any such vacancy shall not be filed in the absence of a new nomination in accordance with the foregoing sentence.

     SECTION 7.04 Continuation as Director. Upon the occurrence of any event that results in a Shareholder no longer being entitled to nominate a director under Section 7.01, the Person so nominated shall continue as a director of the Company until his successor is nominated, elected and qualifies.

     SECTION 7.05 Publicity. To the extent that any of the Company or any Shareholder intends to issue any press release or make any similar public announcement or communication regarding the execution or performance of this Agreement or the other Transaction Documents, the transactions contemplated hereby and thereby, and the ongoing business relationship between the parties, which release, announcement or disclosure mentions any of such parties, the party making the disclosure shall consult with each of the parties so named in such disclosure; provided, however, that no party shall be restrained, after consultation with the other parties, to the extent such consultation is feasible, from making such disclosure as it shall be required to make by applicable law or by applicable regulations of any regulatory body or securities exchange.

     SECTION 7.06 Observer Rights for Shareholder Designee. The Company shall, for so long as PB Capital and its Affiliates own or control at least 2.5% of the outstanding shares of Common Stock, permit one (1) individual designated by PB Capital and acceptable to the Company to attend and observe meetings of the Board. The Company shall, for so long as ULLICO and its Affiliates own or control at least 2.5% of the outstanding shares of Common Stock, permit one (1) individual designated by ULLICO and acceptable to the Company to attend and observe meetings of the Board. Each designee described in the preceding two sentences shall have the right to receive timely notices of each meeting of the Board of Directors and all written information provided by the Company to the Board. Such designee shall have no right to vote on any matter presented to the Board, but otherwise shall have all rights of a Director, including: (a) the right to examine books and records of the Company; (b) the right to review and participate in all discussions of the Board including, without limitation, capital or equity programs; (c) the right to receive, upon request, any information relating to the Company, and to any Affiliates thereof; and (d) the right to meet on a regular basis with the management of the Company, or any Affiliates thereof; provided that any such designee shall agree to be bound by all policies relating to confidentiality and material non-public information which are applicable to the directors and senior executive officers of the Company.

     SECTION 7.07  Subscription Rights.

     (a) If the Board of Directors of the Company shall authorize the issuance of New Securities, then, prior to each such issuance of New Securities, the Company shall offer to each Shareholder and its Permitted Transferees a Pro Rata Share of such New Securities.

     (b) Any offer of New Securities made to any Shareholder or Permitted Transferee under this Section 7.07 shall be made by notice in writing (the "Subscription Notice") at least ten (10) Business Days prior to the date on which the meeting of the Board is held to authorize the issuance of such New Securities. The Subscription Notice shall set forth (i) the number of New Securities proposed to be issued and the terms of such New Securities, (ii) the consideration (or manner of determining the consideration), if any, for which such New Securities are proposed to be issued and the terms of payment, (iii) the number of New Securities offered to each Shareholder and Permitted Transferee in compliance with the provisions of this Section 7.07 and (iv) the proposed date of issuance of such New Securities. Not later than twenty (20) Business Days after its receipt of a Subscription Notice, each Shareholder and Permitted Transferee shall notify the Company in writing whether it elects to purchase all or any portion of the New Securities offered to it pursuant to the Subscription Notice. If a Shareholder or Permitted Transferee shall elect to purchase any such New Securities, the New Securities which it shall have elected to purchase shall be issued and sold to such person by the Company at the same time and on the same terms and conditions as the New Securities are issued and sold to third parties. If, for any reason, the issuance of New Securities to third parties is not consummated, the right of the Shareholders and Permitted Transferees to their respective Pro Rata Shares of such issuance shall lapse, subject to their ongoing subscription right with respect to issuances of New Securities at later dates or times.

     (c) The Company represents and covenants to each Shareholder and Permitted Transferee that (i) upon issuance, all the shares of New Securities sold to such Person pursuant to this Section 7.07 shall be duly authorized, validly issued, fully paid and nonassessable and will be approved (if outstanding securities of the Company of the same type are at the time already approved) for listing on the American Stock Exchange or for quotation or listing on the principal trading market for the securities of the Company at the time of issuance, (ii) upon delivery of such shares, they shall be free and clear of all claims, Liens, encumbrances, security interests and charges of any nature and shall not be subject to any preemptive right of any stockholder of the Company and (iii) in connection with any such issuance, the Company shall take such actions as are specified in Section 3.01(q) of the Securities Purchase Agreement with respect to such shares.

ARTICLE VIII

                                  Miscellaneous

     SECTION 8.01 Injunctive Relief. The parties hereto acknowledge and agree that it will be impossible to measure the damages that would be suffered if any party fails to comply with the provisions of this Agreement that it is required to comply with and, in the event of any such failure, the non-breaching parties will have the right to obtain specific performance of the breaching party's obligations under this Agreement and to obtain immediate injunctive relief. These rights shall be in addition to, and not in substitution of, any other rights that any non-breaching party may have in law or in equity.

     SECTION 8.02 Entire Agreement. Each party expressly acknowledges and agrees that this Agreement is the final expression of the parties agreement, and supercede all prior and contemporaneous agreements and understandings, both oral and written, among the parties, with respect to the subject matter hereof. Except as set forth in this Agreement, the Securities Purchase Agreement and the Registration Rights Agreement, the parties hereto acknowledge that they are not parties to, and have no knowledge of, any agreements or understandings, both oral and written, to act in concert or as a group (including, without limitation, as a group within the meaning of Section13 (d) of the Exchange Act), or otherwise act together, with respect to the Company or its securities.

     SECTION 8.03 Binding Effect; Benefit. This Agreement shall inure to the benefit and be binding upon the parties hereto and their Permitted Transferees, Co-Investors and Assignees to the extent set forth in this Agreement; and, in the case of a natural person, upon his successors, assigns, heirs, legatees, distributees, estates, executors, administrators, personal representatives and other legal representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto and their Permitted Transferees, Co-Investors and Assignees; and, in the case of a natural person, upon his successors, assigns, heirs, legatees, distributees, estates, executors, administrators, personal representatives and other legal representatives, any rights, remedies, obligations or liabilities under or by reason of this Agreement. Nothing in this Agreement, expressed or implied, shall confer on any party or Permitted Transferee, Co-Investor and Assignee; and, in the case of a natural person, upon his successors, assigns, heirs, legatees, distributees, estates, executors, administrators, personal representatives and other legal representatives, any greater rights, remedies, obligations or liabilities than as set forth in this Agreement.

     SECTION 8.04 Assignability. Except as set forth in this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party hereto or their Permitted Transferees or Assignees.

     SECTION 8.05 Amendment; Waiver; Termination. No provision of this Agreement may be waived except by an instrument in writing signed by the party against whom the waiver is to be effective. No provision of this Agreement may be amended or modified except by an instrument in writing signed by all of the parties who would have any rights or obligations under the relevant provision the Agreement. This Agreement shall terminate on the earlier of (i) the date that National Union or its Permitted Transferee shall no longer Beneficially Own any Put/Call Shares, or (ii) the sixth anniversary of the Closing.

     SECTION 8.06 Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and delivered personally, by telecopy (except for legal process) or sent by registered mail, postage prepaid, if to:

                  The Company:

                           Perini Corporation
                           73 Mt. Wayte Avenue
                           Framingham, Massachusetts  01701
                           Attn: Robert Band, President
                           Facsimile: (508) 628-2960

                                    with a copy to:

                           Goodwin, Procter & Hoar LLP
                           Exchange Place
                           Boston, MA  01209
                           Attn: Richard A. Soden, Esq.
                           Facsimile: (617) 523-1231

                  TSC and RNT:

                           Tutor-Saliba Corp.
                           15901 Olden Street
                           Sylmar, CA  91342-1093
                           Attn: Ronald S. Tutor
                           Facsimile: (818) 367-9574

                                    with a copy to:

                           Wilmer, Cutler & Pickering
                           2445 M Street, N.W.
                           Washington, D.C.  20037
                           Attn:  Eric R. Markus
                           Facsimile: (202) 663-6363

                  National Union:

                           c/o  AIG Global Investment Corp.
                           175 Water Street
                           26th Floor
                           New York, New York 10038
                           Attn: Christopher H. Lee
                                 Chris Saxman
                           Facsimile: (212) 458-2250

                                    with a copy to:

                           American International Group, Inc.
                           Law Department
                           70 Pine Street
                           28th Floor
                           New York, New York 10270
                           Attn: John P. Hornbostel
                           Facsimile: (212) 363-8596

                  O&G:

                           O&G Industries, Inc.
                           112 Wall Street
                           Torrington, Connecticut 06790
                           Attn: Raymond Oneglia
                                 Kenneth Merz
                           Facsimile: (860) 626-6498

                                    with a copy to:

                           Murtha, Cullina, Richter & Pinney
                           185 Asylum Street
                           City Place I
                           Hartford, Connecticut 06103-3469
                           Attn: Timothy Largay
                           Facsimile: (860) 240-6150

                  BLUM:

                           BLUM Capital Partners, L.P.
                           909 Montgomery Street, Suite 400
                           San Francisco, California 94133
                           Attn: Murray Indick
                           Facsimile: (415) 434-3130

                  PB Capital:

                           c/o  BLUM Capital Partners, L.P.
                           909 Montgomery Street, Suite 400
                           San Francisco, California 94133
                           Attn: Murray Indick
                           Facsimile: (415) 434-3130

                  The Common Fund:

                           c/o BLUM Capital Partners, L.P.
                           909 Montgomery Street, Suite 400
                           San Francisco, California 94133
                           Attn: Murray Indick
                           Facsimile:(415) 434-3130

                  ULLICO:

                           The Union Labor Life Insurance Company
                           111 Massachusetts Avenue, N.W.
                           Washington, D.C. 2001
                           Attn: Robert Kennedy
                           Facsimile: (202) 682-4690

                                    with a copy to:

                           Paul, Hastings, Janofsky & Walker LLP
                           555 South Flower Street, 23rd Floor
                           Los Angeles, California 90071
                           Attn: Alan J. Barton
                           Facsimile: (213) 627-0705

or to such other address or facsimile number as any party may, from time to time, designate in a written notice given in a like manner.

     SECTION 8.07 Fees and Expenses. Each party shall pay its own fees and expenses (including fees, expenses and disbursements of counsel) in connection with this Agreement and the performance of each parties rights, remedies and obligations hereunder.

     SECTION 8.08 Headings. The headings contained in this Agreement are for convenience only and shall not affect the meaning or interpretation of this Agreement.

     SECTION 8.09 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

     SECTION 8.10 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York. Each of the parties hereto irrevocably submits to the personal exclusive jurisdiction of the United States District Court for the Southern District of New York for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and, to the extent permitted under applicable rules of procedure, agrees not to commence any action, suit or proceeding relating hereto except in such court). Each of the parties further agree that service of any process, summons, notice or document hand delivered or sent by registered mail to such party's respective address set forth in Section 8.06 will be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.

     SECTION 8.11 Limitations on Damages. Each party hereto acknowledges that, except as provided in this Agreement, no party is entitled to seek or recover consequential, punitive or exemplary damages in respect of this Agreement under any circumstances or for any reason. Consequential damages are, without limitation, lost profits, lost revenue and the like but do not include the actual costs incurred in obtaining substitute performance where there has been a failure to perform an obligation under any provision of this Agreement.

     SECTION 8.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

     SECTION 8.13 Amendments to Laws. Any reference to a section, form, rule or regulation of the Securities Act, the Exchange Act or the Code, includes any successor section, form, rule, regulation or law.

     SECTION 8.14 No Third Party Beneficiaries. Nothing contained in this Agreement is intended to confer upon any person or entity other than the parties hereto and their respective Permitted Transferees, Co-Investors, successors and permitted Assigns, any benefit, right or remedies under or by reason of this Agreement.

     SECTION 8.15 Mutual Drafting. This Agreement is the mutual product of the parties hereto, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the parties, and shall not be construed for or against any party hereto.

     SECTION 8.16 Further Representations. Each party to this Agreement acknowledges and represents that it has been represented by its own legal counsel in connection with the transactions contemplated by this Agreement, with the opportunity to seek advice as to its legal rights from such counsel. Each party further represents that it is being independently advised as to the tax consequences of the transactions contemplated by this Agreement and is not relying on any representation or statements made by any other party as to such tax consequences.

                  [remainder of page intentionally left blank]

     IN WITNESS WHEREOF, each party hereto have caused this Agreement to be duly executed by himself or its authorized officer as of the day and year first above written.

                                  PERINI CORPORATION
                                  (Signatory for the purposes set forth in the Introductory Paragraph of this Agreement only)

                                  By:____________________________
                                  Name:__________________________
                                  Title:_________________________


                                  TUTOR-SALIBA CORPORATION

                                  By:__________________________
                                     Name:  Ronald N. Tutor
                                     Title: President and Chief Executive
                                            Officer


                                  -------------------------------
                                  Ronald N. Tutor


                                  NATIONAL UNION FIRE INSURANCE COMPANY OF
                                  PITTSBURGH, PA

                                  By:_____________________________
                                  Name:___________________________
                                  Title:____________________________


                                  O&G INDUSTRIES, INC.
                                  (Signatory for the purposes set forth in the Introductory Paragraph of this Agreement only)

                                  By:_____________________________
                                  Name:__________________________
                                  Title:___________________________


                                  BLUM CAPITAL PARTNERS, L.P.
                                  (Signatory for the purposes set forth in the Introductory Paragraph of this Agreement only)

                                  By: Richard C. Blum & Associates, Inc.,
                                      its general partner

                                      By:     _________________________
                                               Name:  Murray A. Indick
                                               Title: Partner, General
                                               Counsel and Secretary


                                  PB CAPITAL PARTNERS, L.P.
                                  (Signatory for the purposes set forth in the Introductory Paragraph of this Agreement only)

                                     By:     BLUM Capital Partners, L.P., its
                                             general partner

                                     By:     Richard C. Blum & Associates, Inc.,
                                             its general partner

                                               By:  _________________________
                                                    Name:  Murray A. Indick
                                                    Title: Partner, General
                                                    Counsel and Secretary


                                    THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS
                                    (Signatory for the purposes set forth in the
                                    Introductory   Paragraph   of   this
                                    Agreement only)

                                    By:  BLUM Capital Partners, L.P., its
                                         investment advisor

                                         By: Richard C. Blum & Associates, Inc.,
                                             its general partner

                                              By:  _________________________
                                                   Name:  Murray A. Indick
                                                   Title: Partner, General
                                                   Counsel and Secretary


                                    THE UNION LABOR LIFE INSURANCE COMPANY,
                                    acting for its SEPARATE ACCOUNT P
                                    (Signatory for the purposes set forth in the Introductory Paragraph of this Agreement only)

                                    By:__________________________
                                    Name:________________________
                                    Title:_______________________

                                   Exhibit D


                          REGISTRATION RIGHTS AGREEMENT


                  REGISTRATION RIGHTS AGREEMENT dated as of March 29, 2000 by and among Perini Corporation, a Massachusetts corporation (together with its successors, the "Company"), Tutor-Saliba Corporation, a California corporation ("TSC"), Ronald N. Tutor ("RNT"), National Union Fire Insurance Company of Pittsburgh, PA, a Pennsylvania corporation ("National Union"), and O&G Industries, Inc., a Connecticut corporation (("O&G"), BLUM Capital Partners, L.P., a California limited partnership ("BLUM"), PB Capital
     Partners, L.P., a Delaware limited partnership ("PB Capital"), The Common Fund for Non-Profit Organizations, a New York non-profit corporation ("The Common Fund"), and The Union Labor Life Insurance Company, a Maryland corporation acting on behalf of its Separate Account P ("ULLICO" and collectively with TSC, RNT, AIG, O&G, BLUM and PB Capital the "Shareholders").

                  WHEREAS, pursuant to the terms and conditions of the Securities Purchase Agreement dated as of February 5, 2000 (the "Securities Purchase Agreement"), among the Company and the Shareholders, TSC, National Union and O&G shall acquire shares of common stock, par value $1.00 per share, of the Company on the Closing (as defined in the Securities Purchase Agreement), in the amounts set forth opposite each name on Exhibit 2.01 thereto;

                  WHEREAS, pursuant to the terms of the exchange agreement dated as of February 7, 2000, between the Company and ULLICO, the exchange agreement dated as of Februry 14, 2000, between the Company and PB Capital, and the exchange agreement dated as of February 14, 2000, between the Company and The Common Fund, such holders have agreed to exchange their Series B Preferred Stock for Common Stock of the Company; and

                  WHEREAS, the Company has agreed with the Shareholders to provide certain rights as set forth herein.

                  NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:


                                    ARTICLE I

                                   DEFINITIONS

                  SECTION 1.1. Definitions. Unless otherwise defined herein, the following terms used in this Agreement shall have the meanings specified below.

                  (a) "BLUM" has the meaning set forth in the introductory paragraph hereof.

                  (b) "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York City are required or authorized by law to close.


                  (c) "The Common Fund" has the meaning set forth in the introductory paragraph hereof.

                  (d) "Common Stock" means the common stock, par value $1.00 per share, of the Company.

                  (e) "Company" has the meaning set forth in the introductory paragraph hereof.

                  (f) "Deferral Period" means the period during which the Company has elected to postpone the sale or other transfer of Registrable Securities by the holders thereof pursuant to the applicable terms of
     Article II of this Agreement or any other period during which a stop order or other order suspending the effectiveness of a Registration Statement is in effect.

                  (g) "Effectiveness Period" means the period commencing on the date hereof and ending on the date that all Shares shall have ceased to be Registrable Securities.

                  (h) "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Exchange Act of 1934 shall include a reference to the comparable section, if any, of any such successor Federal statute.

                  (i) "Managing Underwriters" means the investment banking firm or firms that shall manage or co-manage an Underwritten Offering.

                  (j) "National Union" has the meaning set forth in the introductory paragraph hereof.

                  (k) "Notice Holder" means a holder of Registrable Securities who has given notice of the intention to distribute such holder's Registrable Securities in accordance with Section 2.1(d), 2.2 or 2.3, as the case may be.

                  (l) "O&G" has the meaning set forth in the introductory paragraph hereof.

                  (m) "PB Capital" has the meaning set forth in the introductory paragraph hereof.

                  (n) "Person" means an individual, a corporation, a partnership, a limited liability partnership, a limited liability company, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

                  (o) "Prospectus" means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any amendment or prospectus supplement, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

                  (p) "Public Sale" means any sale of Shares to the public pursuant to an offering registered under the Securities Act or to the public through a broker, dealer or market maker pursuant to the provisions of Rule 144 (or any successor provision then in effect) adopted under the Securities Act.

                  (q) "Registrable Securities" means Shares until the date (if any) when (i) such Shares shall have been sold or transferred pursuant to a Public Sale, and transferred or exchanged and new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company or (ii) if requested to do so, the Company would be required to deliver certificates for such Shares not bearing a legend restricting further transfer (other than legends required under Section 2.06 of the Shareholders' Agreement, if applicable), and, in each case, subsequent sale or other disposition of such Shares shall not require registration or qualification under the Securities Act or any similar state or foreign law then in force.

                  (r) "Registration  Statement" means any registration statement of the Company which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, amendments and supplements to such Prospectus, all exhibits, and all information incorporated by reference or deemed to be incorporated by reference in such registration statement.

                  (s) "Restricted Securities" means the Shares; provided that particular Shares shall cease to be Restricted Securities when such securities shall have (x) been sold or transferred pursuant to a Public Sale, or (y) been otherwise transferred or exchanged and new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent disposition of them shall not require registration or qualification of them under the Securities Act or any similar state or foreign law then in force or (z) ceased to be outstanding.

                  (t) "RNT" has the meaning set forth in the introductory paragraph hereof.

                  (u) "Rule 144" means Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

                  (v) "Rule 144A" means Rule 144A under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

                  (w) "SEC" means the Securities and Exchange Commission or any other Federal agency at the time administering the Securities Act.

                  (x) "Securities Act" means the Securities Act of 1933, as amended, or any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Act of 1933 shall include a reference to the comparable section, if any, of any such successor Federal statute.

                  (y) "Securities Purchase Agreement" has the meaning set forth in the recitals.

                  (z) "Selling Period" means the period during which a holder of Registrable Securities shall be entitled to sell its Shares pursuant to a Prospectus under the applicable provision of Article II of this Agreement.

                  (aa)"Shares" means shares of Common Stock of the Company (including shares of Common Stock issued from time to time on conversion or exchange of securities of the Company), currently held, or subsequently acquired, by a Shareholder or transferee of, or successor to, a Shareholder, as adjusted for any other shares of Common Stock or securities issued in respect of such shares or securities because of stock splits, reverse stock splits, stock dividends, reclassifications, recapitalizations, merger, consolidation, share exchange or similar events.

                  (bb)"Shareholders" has the meaning set forth in the introductory paragraph hereof.

                  (cc)"Shareholders' Agreement" means that certain Shareholders' Agreement dated even date herewith among the Shareholders and the Company.

                  (dd)"Special Counsel" means any law firm retained from time to time by the holders of five percent (5%) or more of the Registrable Securities to be sold pursuant to a Registration Statement or during any Selling Period, as shall be specified by such holders to the Company; provided that at no time there shall be more than one Special Counsel the fees and expenses of which will be paid by the Company pursuant to
     Section 2.4.

                  (ee)"ULLICO" has the meaning set forth in the introductory paragraph hereof.

                  (ff)"Underwritten Offering" means a registration in which Registrable Securities are sold or to be sold to one or more underwriters for reoffering to the public.

                  Each of the following terms is defined in the Section set forth opposite such term:

              Term                                   Section

     "Demand Holders"                                 2.2(a)

     "Demand Registration"                            2.2(a)

     "Filing Date"                                    2.1(a)

     "Initial Shelf Registration"                     2.1(a)

     "Initiating Holders"                             2.1(a)

     "Piggyback Registration"                         2.3(a)

     "Saleable Number"                                3.1(a)

     "Shelf Registration"                             2.1(a)

     "Subsequent Shelf Registration"                  2.1(b)


                                   ARTICLE II

                               REGISTRATION RIGHTS

                  SECTION 2.1 Shelf Registration.

                  (a) As soon as practicable but in any event not later than the date (the "Filing Date") that is thirty (30) days, in the case of a Registration Statement on Form S-3 (or successor or replacement form) and sixty (60) days, in the case of a Registration Statement on Form S-1 (or other available form), after receipt by the Company of a written request by the holder or holders of not less than five percent (5%) of the Registrable Securities (the "Initiating Holders"), the Company shall prepare and file with the SEC a Registration Statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act (a "Shelf Registration") registering the resale from time to time by the holders of all of the Registrable Securities (the "Initial Shelf Registration"). The Registration Statement for any Shelf Registration shall be on Form S-3 or another available form permitting registration of such Registrable Securities for resale by such holders in the manner or manners designated by them (including, without limitation, one or more Underwritten Offerings). The Company shall use all commercially reasonable best efforts to cause the Initial Shelf Registration to become effective under the Securities Act as promptly as is practicable and to keep the Initial Shelf Registration continuously effective under the Securities Act until the end of the Effectiveness Period.

                  (b) If the Initial Shelf Registration or any Subsequent Shelf Registration (as defined below) ceases to be effective for any reason at any time during the Effectiveness Period (other than because all
     Registrable Securities shall have been sold or shall have ceased to be Registrable Securities), the Company shall use all commercially reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event shall within thirty (30) days of such cessation of effectiveness amend the Shelf Registration in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional Shelf Registration covering all of the Registrable Securities (a "Subsequent Shelf Registration"). If a Subsequent Shelf Registration is filed, the Company shall use all commercially reasonable best efforts to cause the Subsequent Shelf Registration to become effective as promptly as is practicable after such filing and to keep such Registration Statement continuously effective until the end of the Effectiveness Period.

                  (c)  The  Company  shall   supplement   and  amend  the  Shelf
     Registration if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration, if required by the Securities Act, or if reasonably requested by any holder of the Registrable Securities covered by such Registration Statement or by any Managing Underwriter of such Registrable Securities.

                  (d) Each holder of Registrable Securities agrees that if it wishes to sell any Registrable Securities pursuant to a Shelf Registration and related Prospectus, it will do so only in accordance with this Section 2.1(d). Each holder of Registrable Securities agrees to give written notice to the Company at least six (6) Business Days prior to any intended distribution of Registrable Securities under the Shelf Registration, which notice shall specify the date on which such holder intends to begin such distribution and any information with respect to such holder and the intended distribution of Registrable Securities by such holder required to amend or supplement the Registration Statement with respect to such intended distribution of Registrable Securities by such holder; provided that no holder may give such notice unless such notice, together with notices given by other holders of Registrable Securities joining in such notice or giving similar notices, covers at least five percent (5%) of the Registrable Securities. As promptly as is practicable after the date such notice is provided, and in any event within five (5) Business Days after such date, the Company shall either:

                      (i) (A)  prepare  and file  with the SEC a  post-effective amendment to the Shelf Registration or a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or any other required document, so that such Registration Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (B) provide each Notice Holder a copy of any documents filed pursuant to Section 2.1(d)(i)(A); and (C) inform each Notice Holder that the Company has complied with its obligations in
              Section 2.1(d)(i)(A) and that the Registration Statement and related Prospectus may be used for the purpose of selling all or any of such Registrable Securities (or that, if the Company has filed a post-effective amendment to the Shelf Registration which has not yet been declared effective, the Company will notify each Notice Holder to that effect, will use all commercially reasonable best efforts to secure the effectiveness of such post-effective amendment and will immediately so notify each Notice Holder when the amendment has become effective); each Notice Holder will sell all or any of such Registrable Securities pursuant to the Shelf Registration and related Prospectus only during the sixty (60) day period in the case of registration on Form S-3, or the ninety (90) day period in the case of registration on any other form available for registration, commencing with the date on which the Company gives notice (such sixty (60) or ninety (90) day period, as the case may be, to be calculated without regard to any Deferral Period), pursuant to Section 2.1(d)(i)(C), that the Registration Statement and Prospectus may be used for such purpose; each Notice Holder agrees that it will not sell any Registrable Securities pursuant to such Registration Statement or Prospectus after such Selling Period without giving a new notice of intention to sell pursuant to Section 2.1(d) hereof and receiving a further notice from the Company pursuant to Section 2.1(d)(i)(C) hereof; or

                      (ii) if, in the judgment of the  Company,  it is advisable to suspend use of the Prospectus for a period of time due to pending material corporate developments or similar material events that have not yet been publicly disclosed and as to which the Company believes public disclosure will be prejudicial to the Company, the Company shall deliver a certificate in writing, signed by its Chief Executive Officer, Chief Financial Officer or General Counsel, to the Notice Holders, the Special Counsel and the Managing Underwriters, if any, to the effect of the foregoing and, upon receipt of such certificate, each such Notice Holder's Selling Period will not commence until such Notice Holder's receipt of copies of the supplemented or amended Prospectus provided for in Section 2.1(d)(i)(A) hereof, or until it is advised in writing by the Company that the Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus. The Company will use all commercially reasonable best efforts to ensure that the use of the Prospectus may be resumed, and the Selling Period will commence, upon the earlier of (x) public disclosure of such pending material corporate development or similar material event or (y) a determination by the Company that, in the judgment of the Company, public disclosure of such material corporate development or similar material event would not be prejudicial to the Company. Notwithstanding the foregoing, the Company shall not under any circumstances be entitled to exercise its right under Section 2.1(d)(ii) to defer the commencement of a Selling Period more than one time in any three (3)-month period or two times in any twelve (12)-month period, and the period in which a Selling Period is suspended shall not exceed fifteen (15) days unless the Company shall deliver to such Notice Holders a second certificate to the effect set forth above, which shall have the effect of extending the period during which such Selling Period is deferred by up to an additional fifteen (15) days, or such shorter period of time as is specified in such second certificate. In no event shall the Company be permitted to extend the period during which such Selling Period is deferred from and after the date a Notice Holder provides notice to the Company in accordance with
              Section 2.1(d)(ii) of its intention to distribute Registrable Securities beyond such thirty (30)-day period.

                  SECTION 2.2 Demand Registration.

                  (a) At any time during the Effectiveness Period, any holder or holders of Registrable Securities (the "Demand Holders") may request in writing that the Company file a Registration Statement under the Securities Act covering the registration of all or a portion of the Registrable Securities then held by the Demand Holders (a "Demand Registration"). After the date on which the Company receives such a request, the Company shall use all commercially reasonable best efforts (i) to file a Registration Statement under the Securities Act on the appropriate form (using Form S-3 or other "short form," if available and advised by counsel) covering all of the Registrable Securities specified by the holders within forty-five (45) days after the date of such request (thirty (30) days in the case of a Form S-3) and (ii) to cause such Registration Statement to be declared effective within sixty (60) days (forty-five (45) days in the case of a Form S-3) after the filing referenced in clause (i) above. The Company will keep the Demand Registration current and effective for at least one hundred twenty
     (120) days (such one hundred twenty (120) day period to be calculated without regard to any Deferral Period), or a shorter period during which the holders shall have sold all Registrable Securities covered by the Demand Registration.

                  (b) In the event a holder of Registrable Securities makes a demand to register pursuant to Section 2.2 and later determines not to sell Registrable Securities pursuant to such registration, the Company shall cease all efforts to secure registration for such holder's Registrable Securities and shall take all action necessary to prevent the commencement of effectiveness for any registration that it is preparing or has prepared in connection with the withdrawn request, and such holder's Demand Registration shall be reinstated as if never exercised; provided, however, that such holder withdrawing such demand shall pay all of the costs and expenses incurred by the Company in connection with such withdrawn demand, unless the withdrawal is a result of a breach by the Company of its obligations under this Agreement.

                  (c) National Union shall be entitled to two (2) Demand Registrations pursuant to Section 2.2, provided that it shall not be entitled to exercise more than one (1) Demand Registrations during any twelve (12)-month period. TSC, O&G, ULLICO and BLUM (together with The Common Fund and PB Capital) shall each have one (1) Demand Registration right pursuant to Section 2.2.

                  (d) Notwithstanding the provisions of Section 2.2, if the Company is requested to file any registration under Section 2.2:

                      (i) The  Company  shall have the right to defer the filing of a Registration Statement relating to a Demand Registration during the ninety (90) days following the effective date of any other Registration Statement pertaining to an underwritten public offering of securities for the account of the Company or security holders of the Company or such earlier date as such distribution shall be completed; or

                  (ii) The  Company  shall  have the right to defer  the  filing after receipt of the Demand Holders request or if a Registration Statement relating to a Demand Registration has already been filed, the Company may cause the Registration Statement to be withdrawn and its effectiveness to be terminated, or may postpone amending or supplementing the Registration Statement, until the Board of Directors determines that the circumstances requiring the withdrawal or postponement no longer exist, if, in the judgment of the Company, (i) it is advisable to suspend use of the Prospectus for a period of time due to pending material corporate developments or similar material events that have not yet been publicly disclosed and as to which the Company believes public disclosure will be prejudicial to the Company or (ii) the Board of Directors of the Company determines in good faith that there is a valid business purpose or reason for delaying such filing or effectiveness. The Company shall deliver a certificate in writing, signed by its Chief Executive Officer, Chief Financial Officer or General Counsel, to the holders of Registrable Securities, the Special Counsel and the Managing Underwriters, if any, to the effect of the foregoing and, upon receipt of such certificate, each such holder's Selling Period will not commence until such holder's receipt of copies of a supplemented or amended Prospectus, or until it is advised in writing by the Company that the Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus. The Company will use all commercially reasonable best efforts to ensure that the use of the Prospectus may be resumed, and the Selling Period will commence, upon the earlier of (x) public disclosure of such pending material corporate development or similar material event or (y) a determination by the Company that, in the judgment of the Company, public disclosure of such material corporate development or similar material event would not be prejudicial to the Company. Notwithstanding the foregoing, the Company shall not under any circumstances be entitled to exercise its right under this Section 2.2(d)(ii) to defer the commencement of a Selling Period more than sixty (60) days during any twelve (12)-month period.

                  (e) A Demand Registration shall not count as such until a Registration Statement becomes effective; provided, that if, after it has become effective, the offering pursuant to the Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental authority, such registration shall be deemed not to have been effected unless such stop order, injunction or other order shall subsequently have been vacated or otherwise removed within fifteen (15) days of the imposition thereof.

                  (f) The Demand Holders shall select the underwriter or underwriters (including Managing Underwriter) of any offering pursuant to a Demand Registration, subject to the approval of the Company, which approval shall not be unreasonably withheld.

              SECTION 2.3 Piggyback Registration.

                  (a) Subject to applicable stock exchange rules and securities regulations, at least thirty (30) days prior to any public offering of any of its capital stock of the Company for the account of the Company or any other Person (other than a Registration Statement on Form S-4 or S-8 (or any successor forms under the Securities Act), relating solely to employee benefit plans or any transaction governed by Rule 145 of the Securities Act or Registration Statement filed pursuant to the Shelf Registration under Section 2.1 of this Agreement or any substantially comparable shelf registration right granted by the company to any shareholder not a party to this Agreement), the Company shall give written notice of such proposed filing and of the proposed date thereof to the holders and if, on or before the twentieth (20th) day (or such earlier day specified if registration is for the account of any other Person) following the date on which such notice is given, (i) a Registration Statement covering the sale of all of the Registrable Securities is not then effective and available for sales thereof by the holders and (ii) the Company shall receive written requests from any holders of Registrable Securities requesting that the Company include among the securities covered by such Registration Statement any or all of the Registrable Securities for offering, specifying the amount of Registrable Securities that such holder intends to sell and such holder's intended method of distribution, the Company shall include such Registrable Securities in such Registration Statement, if filed, so as to permit such Registrable Securities to be sold or disposed of in the manner and on the terms of the offering thereof set forth in such request. Each such registration shall hereinafter be called a "Piggyback Registration." The Company shall select the underwriter or underwriters, including Managing Underwriter, of any offering pursuant to a Registration Statement filed pursuant to this Section 2.3, provided that any selected underwriter shall be a well-recognized firm in good standing of national reputation.

                  (b) Upon receipt of a request for Piggyback Registration, the Company shall use all commercially reasonable best efforts to cause all Registrable Securities which the Company has been requested to register to be registered under the Securities Act to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of such holder; provided, however, that the Company shall have the right, prior to the effective date of the Registration Statement, to postpone or withdraw such a registration effected pursuant to this Section 2.3 without obligation to the holders, other than the Company's obligation to pay the expenses incurred by the holders in connection with the registration; provided, further, that if the registration is pursuant to a Demand Registration, the Company shall only have the right to defer the registration in accordance with Section 2.2(d). In the event a holder of Registrable Securities makes a demand to register pursuant to this Section 2.3 and later determines not to sell Registrable Securities pursuant to such registration, the Company shall cease all efforts to secure registration for such holder's Registrable Securities.

                  (c) If such registration being effected pursuant to a Piggyback Registration is a Company registration or a registration pursuant to an underwritten offering, the shares of Common Stock available for sale shall be allocated in accordance with Article III of this Agreement.

                  (d) No registration effected under Section 2.3 shall relieve the Company of its obligation to effect a demand registration under Section 2.2, nor shall any registration under this Section 2.3 be deemed to have been effected under Section 2.2.


                                   ARTICLE III

                              UNDERWRITERS' CUTBACK

                  SECTION 3.1 Underwriter's Cutback.

                  (a) If, in connection with any underwritten public offering for the account of the Company, the Managing Underwriter(s) thereof shall impose a limitation on the number of shares of Common Stock (the "Saleable Number") which may be included in the Registration Statement that is less than all of the shares of Common Stock sought to be registered because, in such Managing Underwriter(s)' commercially reasonable judgment, marketing or other factors dictate such limitation is necessary to facilitate public distributions, then the number of shares of Common Stock offered shall be limited to the Saleable Number. The Company will promptly so advise each holder of Registrable Securities that has requested registration, and will include shares of Common Stock in such registration in the following order of priority: (A) the shares of Common Stock the Company desires to include in such registration up to the total number of shares sought to be registered; (B) the Registrable Securities that the holders desire to include in such registration up to the total sought to be registered; and
     (C) the balance of securities, if any, to be registered by other holders of the Company's Common Stock to the extent such security holders have piggyback registration rights and have sought to include their securities in such registration, in each case until the aggregate number of shares of Common Stock included in such registration is equal to the number thereof that, in the opinion of such Managing Underwriter(s), can be sold without adversely affecting the marketability thereof.

                  (b) If, in connection with any underwritten public offering for the account of any security holder of the Company exercising its demand registration right (other than the holder of Registrable Securities), the Saleable Number which may be included in the Registration Statement is less than all of the shares of Common Stock sought to be registered because, in the Managing Underwriter(s)' commercially reasonable judgment, marketing or other factors dictate such limitation is necessary to facilitate public distributions, then the number of securities offered shall be limited to the Saleable Number. The Company will promptly so advise each holder of Registrable Securities that has requested registration, and will include in such registration in the following order of priority: (A) the shares of Common Stock sought to be registered by holders of the Company's Common Stock who have exercised their demand registration right (to the extent the holders exercising such rights possessed such rights prior to the date hereof); (B) the Registrable Securities that the holders desire to include in such registration up to the total sought to be registered and the shares of Common Stock sought to be registered by holders of the Company's Common Stock who have exercised their demand registration right (to the extent the holders exercising such rights obtained such rights on or after the date hereof); (C) any securities to be registered for the account of the Company together with the balance of securities, if any, to be registered by other holders of the Company's Common Stock to the extent such security holders have piggyback registration rights and have sought to include their securities in such registration, in each case until the aggregate number of shares of Common Stock included in such registration is equal to the number thereof that, in the opinion of such Managing Underwriter(s), can be sold without adversely affecting the marketability thereof.

                  (c) If, in connection with any underwritten public offering for the account of the holders of Registrable Securities pursuant to their Demand Registration right, as the case may be, the Saleable Number which may be included in the Registration Statement is less than all of the shares of Common Stock sought to be registered because, in such underwriter(s)' commercially reasonable judgment, marketing or other factors dictate such limitation is necessary to facilitate public distributions, then the Company will promptly so advise each holder of Registrable Securities that has requested registration, and will include in such registration in the following order of priority: (A) the Registrable Shares that the holders who have exercised their Demand Registration right desire to include in such registration; (B) the shares of Registrable Securities sought to be registered by holders exercising their Piggyback Registration rights; and (C) any securities to be registered for the account of the Company together with the balance of securities, if any, to be registered by other holders of the Company's Common Stock to the extent such security holders have piggyback registration rights and have sought to include their securities in such registration, in each case until the aggregate number of shares of Common Stock included in such registration is equal to the number thereof that, in the opinion of such Managing Underwriter(s), can be sold without adversely affecting the marketability thereof.

                  (d) If the number of shares of Common Stock that the Managing Underwriter(s) advise the Company can be registered is less than all of the Registrable Securities that the holders have sought to register, each holder requesting registration pursuant to rights granted under this Agreement shall be allocated the number of Registrable Securities eligible for registration pro rata in proportion to the number of Registrable Securities sought to be registered under the applicable Registration Statement without regard to the securities held by holders who have not sought registration.


                                   ARTICLE IV

                             REGISTRATION PROCEDURES

                  SECTION 4.1 Registration Procedures. In connection with the Company's registration obligations under Article II hereof, the Company shall effect such registrations to permit the sale of the Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

                  (a) Prepare and file with the SEC a Registration Statement or Registration Statements on the form specified in this Agreement or, if no form has been specified, on any appropriate form under the Securities Act available for the sale of the Registrable Securities by the holders thereof in accordance with the intended method or methods of distribution thereof, and use all commercially reasonable best efforts to cause each such Registration Statement to become effective and remain effective as provided herein; provided, that before filing any such Registration Statement or Prospectus or any amendments or supplements thereto (other than documents that would be incorporated or deemed to be incorporated therein by reference and that the Company is required by applicable securities laws or stock exchange requirements to file) the Company shall furnish to the holders of Registrable Securities, the Special Counsel and the Managing Underwriters of such offering, if any, copies of all such documents proposed to be filed, which documents will be subject to the review of the holders of Registrable Securities, the Special Counsel and such Managing Underwriters, and the Company shall not file any such Registration Statement or amendment thereto or any Prospectus or any supplement thereto (other than such documents which, upon filing, would be incorporated or deemed to be incorporated by reference therein and that the Company is required by applicable securities laws or stock exchange requirements to file) to which the holders of a majority of the Registrable Securities covered by such Registration Statement or the Special Counsel shall reasonably object in writing within two (2) full Business Days after receipt of such materials.

                  (b) Prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective for the applicable period specified in Article II; cause the related Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement as so amended or such Prospectus as so supplemented.

                  (c) Notify the selling holders of Registrable Securities, the Special Counsel and the Managing Underwriters, if any, promptly, and (if requested by any such person) confirm such notice in writing, (i) when a Prospectus, any Prospectus supplement, a Registration Statement, an amendment or a post-effective amendment to a Registration Statement has been filed with the SEC, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or for additional information, and of the contents of such request, (iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation or threatening of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (v) of the existence of any fact or happening of any event which makes any statement of a material fact in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue or which would require the making of any changes in the Registration Statement or Prospectus in order that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided that the Company shall not be required to disclose such fact or event if such fact or event has not been, and is not required to be, publicly disclosed, and (vi) of the Company's determination that a post-effective amendment to a Registration Statement or supplement to a Prospectus would be appropriate.

                  (d) Use all commercially reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration
     Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest possible moment.

                  (e) If reasonably requested by a holder of Registrable Securities, the Special Counsel, the Managing Underwriters, if any, or requested by the holders of a majority of the Registrable Securities being sold, (i) promptly incorporate in a Prospectus supplement or amendment or post-effective amendment to a Registration Statement such information as the holders of Registrable Securities, the Special Counsel, the Managing Underwriters, if any, or such holders, in connection with any offering of Registrable Securities, agree should be included therein as required by applicable law, and (ii) make all required filings of such Prospectus supplement or such amendment or post-effective amendment as promptly as is practicable after the Company has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment; provided, that the Company shall not be required to take any actions under this Section 4.1(e) that are not, in the reasonable opinion of counsel for the Company, in compliance with or required by applicable law.

                  (f) Furnish to each selling holder of Registrable Securities, the Special Counsel, and each Managing Underwriter, if any, without charge, at least one conformed copy of the Registration Statement or Statements and any amendment thereto, including financial statements but excluding schedules, all documents incorporated or deemed to be incorporated therein by reference and all exhibits (unless requested in writing by such holder, Special Counsel or Managing Underwriter).

                  (g) Deliver to each selling holder of Registrable Securities, the Special Counsel, and each Managing Underwriter, if any, in connection with any offering of Registrable Securities, without charge, as many copies of the Prospectus or Prospectuses relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto as such persons may reasonably request; and the Company hereby consents to the use of such Prospectus or each amendment or supplement thereto by each of the selling holders of Registrable Securities and the underwriters, if any, in connection with any offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto.

                  (h) Prior to any public offering of Registrable Securities, to register or qualify or cooperate with the selling holders of Registrable Securities, the Managing Underwriters, if any, and the Special Counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any selling holder or Managing Underwriter reasonably requests in writing to the Company; keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the applicable Registration Statement; provided, that the Company will not be required to
     (i) qualify generally to do business in any jurisdiction where it is not then so qualified or (ii) take any action that would subject it to general service of process in suits or to taxation in any such jurisdiction where it is not then so subject.

                  (i) Cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities within the United States, except as may be required solely as a consequence of the nature of a selling holder of Registrable Securities, in which case the Company will cooperate in all reasonable respects with the filing of such Registration Statement and the granting of such approvals, as may be necessary to enable the selling holder or holders thereof or the Managing Underwriters, if any, to consummate the disposition of such Registrable Securities.

                  (j) During any Selling Period (other than during a Deferral Period), immediately upon the existence of any fact or the occurrence of any event as a result of which a Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or a Prospectus shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, promptly notify the holders, Special Counsel and any Managing Underwrite to discontinue use of such Registration Statement; promptly prepare and file an amendment or post-effective amendment to each Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document (such as a Current Report on Form 8-K) that would be incorporated by reference into the Registration Statement so that the Registration Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and so that the Prospectus will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, and, in the case of a post-effective amendment to a Registration Statement, use all commercially reasonable best efforts to cause it to become effective as promptly as is practicable.

                  (k) Enter into such agreements (including, in the event of an Underwritten Offering, an underwriting agreement in form, scope and substance as is customary in Underwritten Offerings) and take all such other actions in connection therewith (including, in the event of an underwritten offering, those reasonably requested by the Managing Underwriters, if any, or the holders of a majority of the Registrable Securities being sold) in order to expedite or facilitate the disposition of such Registrable Securities and in such connection, whether or not an underwriting agreement is entered into, and if the registration is an underwritten registration, (i) make such representations and warranties, subject to the Company's ability to do so, to the holders of such Registrable Securities and the underwriters with respect to the business of the Company and its subsidiaries, the Registration Statement, Prospectus and documents incorporated by reference or deemed incorporated by reference, if any, in each case, in form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings and confirm the same if and when requested; (ii) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the Managing Underwriters, if any, Special Counsel and the holders of a majority of the Registrable Securities being sold) addressed to each of the underwriters covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such Special Counsel and Managing Underwriters; (iii) obtain "comfort" letters and updates thereof from the independent certified public accountants of the Company (and, if necessary, any other certified public accountants of any subsidiary of the Company or any business acquired or to be acquired by the Company for which financial statements and financial data is, or is required to be, included in the Registration Statement), addressed to each of the Managing Underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in "comfort" letters in connection with Underwritten Offerings; and (iv) deliver such documents and certificates as may be reasonably requested by the holders of a majority of the Registrable Securities being sold, the Special Counsel and the Managing Underwriters, if any, to evidence the continued validity of the representations and warranties of the Company and its subsidiaries made pursuant to clause (i) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company.

                  (l) If requested in connection with a disposition of Registrable Securities pursuant to a Registration Statement, make available for inspection by a representative of the holders of Registrable Securities being sold, any Managing Underwriter participating in any disposition of Registrable Securities, if any, and any attorney or accountant retained by such selling holders or underwriter, financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries, and cause the executive officers, directors and employees of the Company and its subsidiaries to supply all information reasonably requested by any such representative, Managing Underwriter, attorney or accountant in connection with such disposition; subject to reasonable written assurances by each such person that such information will only be used in connection with matters relating to such Registration Statement.

                  (m) Comply with all applicable rules and regulations of the SEC and make generally available to its security holders earning statements (which need not be audited) satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) no later than forty-five (45) days after the end of any twelve (12)-month period (or ninety (90) days after the end of any twelve (12)-month period if such period is a fiscal year) (i) commencing at the end of any fiscal quarter in which Registrable Securities are sold to underwriters in a firm commitment or best efforts underwritten offering, and (ii) if not sold to underwriters in such an offering, commencing on the first day of the first fiscal quarter of the Company commencing after the effective date of a Registration Statement, which statements shall cover said twelve (12)-month periods.

                  (n) Cooperate with the selling holders of Registrable Securities to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the selling holders may request.

                  (o) Use all commercially reasonable best efforts to provide a CUSIP number for the Registrable Securities not later than the effective date of the registration.

                  (p)  Cause  all   Registrable   Securities   covered   by  the
     Registration Statement to be listed on each securities exchange or quotation system on which the Company's Common Stock is then listed no later than the date the Registration Statement is declared effective and, in connection therewith, to the extent applicable, to make such filings under the Exchange Act (e.g., the filing of a Registration Statement on Form 8-A) and to have such filings declared effective thereunder.

                  (q) Cooperate and assist in any filings required to be made with the National Association of Securities Dealers, Inc.

                  (r) Provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such Registration Statement.


                                    ARTICLE V

                              HOLDER'S OBLIGATIONS

                  SECTION 5.1.  Holder's Obligations.

                  (a) Each holder of Registrable Securities agrees, by becoming an owner or transferee of any Registrable Securities, that no holder of Registrable Securities shall be entitled to sell any of such Registrable Securities pursuant to a Registration Statement or to receive a Prospectus relating thereto, unless such holder has furnished the Company with any applicable notice required pursuant to Article II hereof (including the information required to accompany such notice) and, promptly after the Company's request, such other information regarding such holder and the distribution of such Registrable Securities as the Company may from time to time reasonably request. The Company may exclude from such registration the Registrable Securities of any holder who does not furnish such information provided above for so long as such information is not so furnished. Each holder of Registrable Securities as to which any Registration Statement is being effected agrees promptly to furnish to the Company all information required to be disclosed in order to make the information previously furnished to the Company by such holder not misleading. Any sale of any Registrable Securities by any holder shall constitute a representation and warranty by such holder that the information relating to such holder and its plan of distribution is as set forth in the Prospectus delivered by such holder in connection with such disposition, that such Prospectus does not as of the time of such sale contain any untrue statement of a material fact relating to such holder or its plan of distribution and that such Prospectus does not as of the time of such sale omit to state any material fact relating to such holder or its plan of distribution necessary to make the statements in such Prospectus, in light of the circumstances under which they were made, not misleading.

                  (b) The Company agrees (x) that if any holder of Registrable Securities shall send a written notice to the Company of an intended distribution of Registrable Securities under the Shelf Registration pursuant to Section 2.1(d) or the Demand Registration pursuant to Section 2.2, the Company shall not sell, make any short sale of, loan, grant any option for the purchase of, effect any public sale or distribution of or otherwise dispose of its equity securities or securities convertible into or exchangeable or exercisable for any of such securities during the period from first day of the applicable Selling Period until the date that is ninety (90) days after the date when such holder shall have made such distribution of Registrable Securities under the Shelf Registration or Demand Registration, as the case may be, as the holder or Managing Underwriter (in the case of an Underwritten Offering) shall advise the Company (provided, that if the holder or Managing Underwriter shall fail to advise the Company of any such date prior to the end of the applicable Selling Period, such period shall end on the last day of the applicable Selling Period), except (i) as part of such registration, (ii) pursuant to registrations on Form S-4 or S-8 or any successor or similar forms thereto or (iii) as otherwise permitted by the Managing Underwriter of such offering (if any), and (y) to use all commercially reasonable best efforts to cause each holder of its equity securities or any securities convertible into or exchangeable or exercisable for any of such securities, in each case purchased from the Company at any time after the date of this Agreement (other than in a public offering) to agree not to sell, make any short sale of, loan, grant any option for the purchase of, effect any public sale or distribution of or otherwise dispose of such securities during such period except as part of such underwritten registration; provided, that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters other than representations and warranties regarding such holder and such holder's intended method of distribution.

              (c) During any Selling Period (other than during a Deferral Period), immediately upon the existence of any fact or the occurrence of any event as a result of which a Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or a Prospectus shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, upon being notified by the Company promptly discontinue use of such Registration Statement until the Company in accordance with its obligations under this Agreement prepares and files an amendment or post-effective amendment to each Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document (such as a Current Report on Form 8-K) that would be incorporated by reference into the Registration Statement so that the Registration Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and so that the Prospectus will not contain any untrue statement of a material fact or omit to state any material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder.

              (d) Deliver to prospective investors and investors copies of the Prospectus or Prospectuses relating to such Registrable Securities
     (including each preliminary prospectus) and any amendment or supplement thereto in accordance with the Securities Act and applicable state securities laws.


                                   ARTICLE VI

                                    EXPENSES

                  SECTION 6.1 Registration Expenses. All fees and expenses incident to the Company's performance of or compliance with this Agreement shall be borne by the Company whether or not any of the Registration Statements become effective. Such fees and expenses shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (x) with respect to filings required to be made with the National Association of Securities Dealers, Inc. and (y) with respect to compliance with federal securities or Blue Sky laws (including, without limitation, fees and disbursements of Special Counsel in connection with Blue Sky qualifications of the Registrable Securities laws of such jurisdictions as the Managing Underwriters, if any, or holders of a majority of the Registrable Securities being sold may designate)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depositary Trust Company and of printing Prospectuses if the printing of Prospectuses is requested by the Special Counsel or the holders of a majority of the Registrable Securities included in any Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) reasonable fees and disbursements of counsel for the Company and the Special Counsel in connection with the Registration, (v) fees and disbursements of all independent certified public accountants (including the expenses of any special audit and "comfort" letters required by or incident to such performance) and (vi) Securities Act liability insurance obtained by the Company in its sole discretion. In addition, the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or interim review of financial statements, the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange on which similar securities issued by the Company are then listed and the fees and expenses of any person, including special experts, retained by the Company. Notwithstanding the provisions of this Section 6.1, each seller of Registrable Securities shall pay all registration expenses to the extent the Company is prohibited by applicable Blue Sky laws from paying for or on behalf of such seller of Registrable Securities.


                                   ARTICLE VII

                                 INDEMNIFICATION

                  SECTION 7.1 Company Indemnification. The Company agrees to indemnify and hold harmless each holder of Registrable Securities whose Registrable Securities are covered by any Registration Statement, its directors and officers and each other Person, if any, who controls such holder within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which any such indemnified party may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such securities were registered under the Securities Act, any preliminary Prospectus, final Prospectus or summary Prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse each such indemnified party for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, any such preliminary Prospectus, final Prospectus, summary Prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such holder specifically for use in the preparation thereof. In addition, the Company shall indemnify any underwriter of such offering and each other Person, if any, who controls any such underwriter within the meaning of the Securities Act in substantially the same manner and to substantially the same extent as the indemnity herein provided to each Indemnified Party. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such holder or any such director, officer, underwriter or controlling person and shall survive the transfer of such securities by such holder.

                  SECTION 7.2 Seller Indemnification. Each prospective seller of Registrable Securities hereunder severally, and not jointly, shall indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 7.1) the Company, each director of the Company, each officer of the Company and each other person, if any, who controls the Company within the meaning of the Securities Act, with respect to any statement or alleged statement in or omission or alleged omission from such Registration Statement, any preliminary Prospectus, final Prospectus or summary Prospectus contained therein, or any amendment or supplement thereof, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by or on behalf of such seller specifically for use in the preparation of such Registration Statement, preliminary Prospectus, final Prospectus, summary Prospectus or amendment or supplement. Any such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling person and shall survive the transfer of such securities by such seller. The amount payable by any prospective seller of Registrable Securities with respect to the indemnification set forth in this Section 7.2 in connection with any offering of Registrable Securities will not exceed the amount of the gain realized by such prospective seller pursuant to such offering.

                  SECTION 7.3 Indemnification Procedure. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding sections of this
     Article VII, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding sections of this
     Article VII, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that the indemnifying party may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement of any such action which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation. No indemnified party shall consent to entry of any judgment or enter into any settlement of any such action the defense of which has been assumed by an indemnifying party without the consent of such indemnifying party.

                  SECTION 7.4  Remedies.

                  (a) If the indemnification provided for in Section 7.1 or 7.2, as the case may be, is unavailable to an indemnified party in respect of any expense, loss, claim, damage or liability referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such expense, loss, claim, damage or liability (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the holder or underwriter, as the case may be, on the other from the distribution of the Registrable Securities or
     (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the holder or underwriter, as the case may be, on the other in connection with the statements or omissions which resulted in such expense, loss, damage or liability, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the holder or underwriter, as the case may be, on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission to state a material fact relates to information supplied by the Company, by the holder or by the underwriter and parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that the foregoing contribution agreement shall not inure to the benefit of any indemnified party if indemnification would be unavailable to such indemnified party by reason of the proviso contained in the first sentence of subdivision (a) of this Section 7.4, and in no event shall the obligation of any indemnifying party to contribute under this subdivision (d) exceed the amount that such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under subdivisions (a) or (b) of this Section
     2.5 had been available under the circumstances.

                  (b) The Company and the holders of Registrable Securities agree that it would not be just and equitable if contribution pursuant to this Section 7.4 were determined by pro rata allocation (even if the holders and any underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph
     (a). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.

                  (c) Notwithstanding the other provisions of this Section 7.4, no holder of Registrable Securities or underwriter shall be required to contribute any amount in excess of the amount by which (i) in the case of any such holder, the gain realized by such holder from the sale of Registrable Securities or (ii) in the case of an underwriter, the total price at which the Registrable Securities purchased by it and distributed to the public were offered to the public exceeds, in any such case, the amount of any damages that such holder or underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.



                                  ARTICLE VIII

                                     REPORTS

                  SECTION 8.1 Rule 144; Rule 144A; Form S-3.

                  (a) The Company will file all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder and will take such further action as any holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such requirements. The Company further covenants that it will cooperate with any holder of Registrable Securities and take such further reasonable action as any holder of Registrable Securities may reasonably request (including, without limitation, making such reasonable representations as any such holder may reasonably request), all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 and Rule 144A, as applicable, under the Securities Act.

                  (b) For so long as any shares of Registrable Securities are Restricted Securities within the meaning of Rule 144(a)(3) under the Securities Act, the Company covenants and agrees that it shall, during any period in which it is not subject to Section 13 or 15(d) of the Exchange Act, make available to any holder of Registrable Securities in connection with the sale by such holder of Registrable Securities and any prospective purchaser of Registrable Securities from such, in each case upon request, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

                  (c) The Company shall file the reports required to be filed by it under the Exchange Act and shall comply with all other eligibility requirements for use of Form S-3 set forth in the instructions to Form S-3 (other than Registration Requirement A.5).


                                   ARTICLE IX

                                  MISCELLANEOUS

                  SECTION 9.1 Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and delivered personally, by telecopy (except for legal process) or sent by registered mail, postage prepaid, if to:

                  The Company:

                           Perini Corporation
                           73 Mt. Wayte Avenue
                           Framingham, Massachusetts  01701
                           Attn:  Robert Band, President
                           Facsimile: (508) 628-2960

                                    with a copy to:

                           Goodwin, Procter & Hoar LLP
                           Exchange Place
                           Boston, MA  01209
                           Attn: Richard A. Soden, Esq.
                           Facsimile: (617) 523-1231

                  TSC and RNT:

                           Tutor-Saliba Corp.
                           15901 Olden Street
                           Sylmar, CA  91342-1093
                           Attn: Ronald N. Tutor
                           Facsimile: (818) 367-9574

                                    with a copy to:

                           Wilmer, Cutler & Pickering
                           2445 M Street, N.W.
                           Washington, D.C.  20037
                           Attn: Eric R. Markus
                           Facsimile: (202) 663-6363

                  National Union:

                           c/o  AIG Global Investment Corp.
                           175 Water Street
                           26th Floor
                           New York, New York 10038
                           Attn: Christopher H. Lee
                                 Chris Saxman
                           Facsimile: (212) 458-2250


                                    with a copy to:

                           American International Group, Inc.
                           Law Department
                           70 Pine Street
                           28th Floor
                           New York, New York 10270
                           Attn: John P. Hornbostel
                           Facsimile: (212) 363-8596

                  O&G:

                           O&G Industries, Inc.
                           112 Wall Street
                           Torrington, Connecticut 06790
                           Attn: Raymond Oneglia
                                 Kenneth Merz
                           Facsimile: (860) 626-6498

                                    with a copy to:

                           Murtha, Cullina, Richter & Pinney
                           185 Asylum Street
                           City Place I
                           Hartford, Connecticut 06103-3469
                           Attn: Timothy Largay
                           Facsimile: (860) 240-6150

                  BLUM:

                           BLUM Capital Partners, L.P.
                           909 Montgomery Street, Suite 400
                           San Francisco, California 94133
                           Attn: Murray Indick
                           Facsimile: (415) 434-3130

                  PB Capital:

                           c/o  BLUM Capital Partners, L.P.
                           909 Montgomery Street, Suite 400
                           San Francisco, California 94133
                           Attn: Murray Indick
                           Facsimile: (415) 434-3130

                  The Common Fund:

                           c/o BLUM Capital Partners, L.P.
                           909 Montgomery Street, Suite 400
                           San Francisco, California 94133
                           Attn: Murray Indick
                           Facsimile: (415) 434-3130

                  ULLICO:

                           The Union Labor Life Insurance Company
                           111 Massachusetts Avenue, N.W.
                           Washington, D.C. 2001
                           Attn: Robert Kennedy
                           Facsimile: (202) 682-4690

                                    with a copy to:

                           Paul, Hastings, Janofsky & Walker LLP
                           555 South Flower Street, 23rd Floor
                           Los Angeles, California 90071
                           Attn: Alan J. Barton
                           Facsimile: (213) 627-0705

     or to such other address or facsimile number as any party may, from time to time, designate in a written notice given in a like manner.

                  SECTION 9.2 Binding Nature of Agreement. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto or their successors in interest, except as expressly otherwise provided herein.

                  SECTION 9.3 Descriptive Headings. The descriptive headings of the several sections and paragraphs of this Agreement are inserted for reference only and shall not limit or otherwise affect the meaning hereof.

                  SECTION 9.4 Specific Performance. Without limiting the rights of each party hereto to pursue all other legal and equitable rights available to such party for the other parties' failure to perform their obligations under this Agreement, the parties hereto acknowledge and agree that the remedy at law for any failure to perform their obligations hereunder would be inadequate and that each of them, respectively, shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure.

                  SECTION 9.5 Governing Law; Consent to Jurisdiction . This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York. Each of the parties hereto irrevocably submits to the personal exclusive jurisdiction of the United States District Court for the Southern District of New York for the
     purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and, to the extent permitted under applicable rules of procedure, agrees not to commence any action, suit or proceeding relating hereto except in such court). Each of the parties further agree that service of any process, summons, notice or document hand delivered or sent by registered mail to such party's respective address set forth in Section 9.1 will be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.

                  SECTION 9.6 WAIVER OF JURY TRIAL. EACH OF PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

                  SECTION 9.7 Limitations on Damages. Each party hereto acknowledges that, except as provided in this Agreement, no party is entitled to seek or recover consequential, punitive or exemplary damages in respect of this Agreement under any circumstances or for any reason. Consequential damages are, without limitation, lost profits, lost revenue and the like but do not include the actual costs incurred in obtaining substitute performance where there has been a failure to perform an obligation under any provision of this Agreement.

                  SECTION 9.8 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

                  SECTION 9.9 Amendments to Laws. Any reference to a section, form, rule or regulation of the Securities Act or Exchange Act, includes any successor section, form, rule, regulation or law.

                  SECTION 9.10 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

                  SECTION 9.11 Entire Agreement. Each party expressly acknowledges and agrees that this Agreement is the final expression of the parties agreement, and supercede all prior and contemporaneous agreements and understandings, both oral and written, among the parties, with respect to the subject matter hereof. Except as set forth in this Agreement, the Securities Purchase Agreement and the Shareholders' Agreement, the parties hereto acknowledge that they are not parties to, and have no knowledge of, any agreements or understandings, both oral and written, to act in concert or as a group (including, without limitation, as a group within the meaning of Section13(d) of the Exchange Act), or otherwise act together, with respect to the Company or its securities.

                  SECTION 9.12 Amendment and Waiver. No provision of this Agreement may be waived except by an instrument in writing signed by the party against whom the waiver is to be effective. No provision of this Agreement may be amended or modified except by an instrument in writing signed by holders of a majority of Registrable Securities or as otherwise provided in this Agreement, provided, that no such amendment may adversely affect the rights of any holder of Registrable Securities unless signed by such holder.

                  SECTION 9.13 No Third Party Beneficiaries. Nothing in this Agreement shall convey any rights upon any person or entity which is not a party or a transferee of or successor to a party to this Agreement.

                  SECTION  9.14  Effectiveness.   This  Agreement  shall  become
     effective immediately at such time when Closing under the Securities Purchase Agreement shall occur.

                  SECTION 9.15  No Prior Agreements; No Inconsistent Agreements.

                  (a) The Company, BLUM, The Common Fund, PB Capital and ULLICO hereby agree that this Registration Rights Agreement supercedes and replaces all prior agreements between or among those Persons relating to registration rights.

                  (b) The Company has not entered into and will not enter into any registration rights agreement or similar arrangements the performance by the Company of the terms of which would in any manner conflict with, restrict or be inconsistent with the performance by the Company of its obligations under this Agreement.


                  [remainder of page intentionally left blank]

         IN WITNESS WHEREOF, each party hereto have caused this Agreement to be duly executed by its authorized officer as of the day and year first above written.

                                          PERINI CORPORATION


                                          By:__________________________
                                          Name:________________________
                                          Title:_______________________


     `                                    TUTOR-SALIBA CORPORATION


                                          By:__________________________
                                          Name: _______________________
                                          Title:_______________________


                                          RONALD N. TUTOR


                                          -----------------------------
                                          Ronald N. Tutor


                                          NATIONAL UNION FIRE INSURANCE
                                          COMPANY OF PITTSBURGH, PA

                                          By:____________________________
                                          Name:__________________________
                                          Title:_________________________


                                          O&G INDUSTRIES, INC.


                                          By:____________________________
                                          Name:__________________________
                                          Title:_________________________


                                         BLUM CAPITAL PARTNERS, L.P.
                                         (Signatory for the purposes set forth
                                         in the Introductory Paragraph of this
                                         Agreement only)

                                         By: Richard C. Blum & Associates, Inc.,
                                             its general partner

                                              By:      ______________________
                                              Name:    Murray A. Indick
                                              Title:   Partner, General Counsel
                                                       and Secretary


                                         PB CAPITAL PARTNERS, L.P.
                                         (Signatory for the purposes set forth
                                         in the Introductory Paragraph of this
                                         Agreement only)

                                         By: BLUM Capital Partners, L.P.,
                                             its general partner

                                         By: Richard C. Blum & Associates, Inc.,
                                             its general partner

                                             By:      ______________________
                                             Name:    Murray A. Indick
                                             Title:   Partner, General Counsel
                                                      and Secretary


                                    THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS
                                    (Signatory for the purposes set forth in the
                                     Introductory Paragraph of this Agreement
                                     only)

                                    By: BLUM Capital Partners, L.P.,
                                        its investment advisor

                                    By: Richard C. Blum & Associates, Inc.,
                                        its general partner

                                    By: _________________________________
                                        Name:    Murray A. Indick
                                        Title:   Partner, General Counsel
                                                 and Secretary


                                    THE UNION LABOR LIFE INSURANCE COMPANY,
                                    acting for its SEPARATE ACCOUNT P
                                    (Signatory for the purposes set forth
                                    in the Introductory Paragraph of this
                                    Agreement only)


                                    By:__________________________________
                                    Name:________________________________
                                    Title:_______________________________